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07021530

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Woodside

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 07 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 02280

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/6/06

AR/S
12-31-06

FULL FINANCIAL REPORT 2006



WOODSIDE

Woodside has long-term world class assets, talented people and the drive to become a global leader in LNG.

We explore, develop, produce and market gas and oil from Australia, the Americas and Africa to customers across the globe.

We are committed to returning outstanding and sustainable growth in our shareholders' wealth ...the right way.

About the Cover



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The cover images depict Woodside's diversity of people, places and activities throughout our value chain

1. Safety comes first at Woodside; The North Rankin helipad with fire and safety crew standing by.
2. Acquiring subsurface data underpins our search for oil and gas; 3D seismic acquisition on the Western Legend.
3. Onshore, oil and gas fields can be identified and evaluated with seismic vibrator trucks; Vibroseis trucks in the Sahara Desert, Libya.
4. Offshore production of discovered oil and gas; an exploration rig alongside the Breton Sound platform in the Gulf of Mexico.
5. Building relationships with local communities is critical to the way we work; Engaging with indigenous children in Karratha.
6. Understanding and protecting the environment is part of our sustainable business principles; Scientists recording rock art in the Pilbara region of Western Australia.
7. Offshore gas and liquids are piped ashore and processed into LNG, LPG and condensate; Round the clock operation at the Karratha gas plant, Western Australia.
8. Gas is liquefied and loaded into large refrigerated ships, capable of carrying LNG across the globe.

CORPORATE INFORMATION

The following information is presented in this independent publication of the Full Financial Report of Woodside Petroleum Ltd. and its Controlled Entities, as required by Australian Accounting Standards.

Domicile	Australia
Legal form	Limited liability company, limited by shares
Country of incorporation	Australia (Victoria)
Registered office/principal place of business	240 St George's Terrace, Perth Western Australia, 6000
Nature of operations/ principal activities	Exploration, evaluation, development, production and marketing of hydrocarbons
Parent/ultimate parent entity	Woodside Petroleum Ltd
Authorisation for issue	The Financial Report of Woodside Petroleum Ltd. for the year ended 31 December 2006 was authorised for issue in accordance with a resolution of the Directors on 21 February 2007
A.B.N.	55 004 898 962
ASX Code	Woodside shares are publicly traded on the Australian Securities Exchange, under the code 'WPL'

INCOME STATEMENT | For the year ended 31 December 2006

		Consolidated		Parent	
		2006	2005	**2006**	2005
	Notes	**$m**	$m	**$m**	$m
Revenue from sale of goods	3(a)	3,810.4	2,746.7	-	-
Cost of sales	3(b)	(1,204.0)	(854.0)	-	-
Petroleum Resource Rent Tax	3(c)	(200.4)	(123.3)	-	-
Gross profit		2,406.0	1,769.4	-	-
Dividends and other income	3(d)	170.4	102.9	717.4	465.3
Other expenses	3(e)	(540.9)	(371.3)	(23.7)	(27.0)
Profit before income tax and net finance costs		2,035.5	1,501.0	693.7	438.3
Finance income	3(f)	20.2	21.9	13.3	10.2
Finance costs	3(g)	(46.4)	(30.7)	(17.2)	(1.5)
Profit before income tax		2,009.3	1,492.2	689.8	447.0
Income tax expense	4(a)	(582.3)	(384.8)	2.6	36.7
Net profit		1,427.0	1,107.4	692.4	483.7
Basic and diluted earnings per share (cents)	5	217	169	-	-
Dividend per share (cents)	6(b)	126	93	126	93

The accompanying notes form part of the Full Financial Report.

BALANCE SHEET | As at 31 December 2006

	Notes	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Current assets					
Cash and cash equivalents	21(a)	313.7	232.9	-	-
Receivables	7	625.6	358.1	278.9	282.0
Inventories	8	79.2	56.3	-	-
Financial and other assets	9	182.9	84.8	-	-
Total current assets		1,201.4	732.1	278.9	282.0
Non-current assets					
Receivables	7	-	-	1,107.6	525.8
Inventories	8	5.1	10.6	-	-
Financial and other assets	9	198.7	97.0	309.5	286.0
Exploration and evaluation assets	10	1,103.2	694.6	-	-
Oil and gas properties	11	6,174.9	5,202.6	-	-
Other plant and equipment	12	102.7	100.9	-	-
Deferred tax assets	4(d)	182.7	131.5	-	0.1
Total non-current assets		7,767.3	6,237.2	1,417.1	811.9
Total assets		8,968.7	6,969.3	1,696.0	1,093.9
Current liabilities					
Payables	13	784.3	632.6	508.6	0.1
Interest-bearing liabilities	14	313.3	31.4	-	-
Tax payable	15	207.9	152.8	196.4	137.6
Financial and other liabilities	16	6.1	43.7	-	-
Provisions	17	74.6	72.0	-	-
Total current liabilities		1,386.2	932.5	705.0	137.7
Non-current liabilities					
Payables	13	4.2	9.4	131.6	85.4
Interest-bearing liabilities	14	1,507.0	1,096.1	-	-
Deferred tax liabilities	4(d)	809.4	673.3	-	-
Financial and other liabilities	16	443.5	356.8	20.5	-
Provisions	17	616.6	400.6	-	0.4
Total non-current liabilities		3,380.7	2,536.2	152.1	85.8
Total liabilities		4,766.9	3,468.7	857.1	223.5
Net assets		4,201.8	3,500.6	838.9	870.4
Equity					
Issued and fully paid shares	18(a)	706.5	706.5	706.5	706.5
Shares reserved for employee share plans	18(b)	(177.9)	(148.0)	(177.9)	(148.0)
Other reserves	19	23.5	6.1	38.0	18.7
Retained earnings	20	3,649.7	2,936.0	272.3	293.2
Total equity		4,201.8	3,500.6	838.9	870.4

The accompanying notes form part of the Full Financial Report.

CASH FLOW STATEMENT | For the year ended 31 December 2006

		Consolidated		Parent	
		2006	2005	**2006**	2005
	Notes	**$m**	$m	**$m**	$m
Cash flows from operating activities					
Receipts from customers		3,851.9	2,817.8	-	-
Interest received		19.8	21.1	13.4	10.2
Dividends received		10.0	7.0	713.3	446.7
Payments to suppliers and employees		(613.2)	(387.1)	(5.8)	(7.3)
Borrowing costs paid		(19.6)	(8.1)	(17.3)	(1.5)
Other fees and recoveries		18.5	21.8	19.3	18.7
Royalties and excise payments		(271.2)	(290.2)	-	-
Petroleum Resource Rent Tax payments		(126.7)	(86.7)	-	-
Income tax paid		(491.4)	(369.3)	(468.1)	123.5
Purchase of shares relating to employee share plans		(82.1)	(59.8)	(82.1)	(59.9)
Payments received from employees relating to employee share plans		52.7	48.2	52.7	48.2
Net cash from operating activities	21(b)	2,348.7	1,714.7	225.4	578.6
Cash flows from investing activities					
Payments for capital and exploration expenditure		(2,374.1)	(1,835.3)	-	-
Proceeds from sale of investments		3.0	118.3	-	-
Proceeds from sale of exploration and evaluation assets		43.3	229.8	-	-
Proceeds from sale of other non-current assets		13.3	0.2	-	-
Payments for investments in controlled entities		-	(355.6)	(17.0)	(5.7)
Payments for investments in other entities		(1.7)	(2.0)	-	-
Net cash used in investing activities		(2,316.2)	(1,844.6)	(17.0)	(5.7)
Cash flows from financing activities					
Proceeds from borrowings		773.4	(10.2)	-	-
Advances (to)/from controlled entities		-	-	504.9	(126.2)
Dividends paid		(713.3)	(446.7)	(713.3)	(446.7)
Payments for finance lease liabilities		(4.7)	(4.9)	-	-
Net cash from/(used in) financing activities		55.4	(461.8)	(208.4)	(572.9)
Net increase/(decrease) in cash held		87.9	(591.7)	-	-
Cash and cash equivalents at the beginning of the financial year		232.9	797.1	-	-
Effects of exchange rate changes on the balances of cash held in foreign currencies		(7.1)	27.5	-	-
Cash and cash equivalents at the end of the financial year	21(a)	313.7	232.9	-	-

The accompanying notes form part of the Full Financial Report.

Consolidated	Issued and fully paid shares $m	Shares reserved for employee share plan $m	Other reserves (Note 19) $m	Retained earnings (Note 20) $m	Total equity $m
Balance at 1 January 2005	706.5	(136.9)	(7.1)	2,208.6	2,771.1
Adoption of new accounting standards relating to financial instruments	-	-	35.0	66.7	101.7
Balance at 1 January 2005	706.5	(136.9)	27.9	2,275.3	2,872.8
Employee share plan purchases	-	(59.9)	-	-	(59.9)
Employee share plan redemptions	-	43.0	-	-	43.0
Dividends applied	-	5.8	-	-	5.8
Cost of share based payment	-	-	18.7	-	18.7
Currency translation differences	-	-	7.8	-	7.8
Cash flow hedges	-	-	(20.8)	-	(20.8)
Available-for-sale financial assets	-	-	(27.5)	-	(27.5)
Amounts recognised directly in equity	-	(11.1)	(21.8)	-	(32.9)
Net profit for the year	-	-	-	1,107.4	1,107.4
Dividends paid	-	-	-	(446.7)	(446.7)
Balance at 31 December 2005	706.5	(148.0)	6.1	2,936.0	3,500.6
Balance at 1 January 2006	706.5	(148.0)	6.1	2,936.0	3,500.6
Employee share plan purchases	-	(72.7)	-	-	(72.7)
Employee share plan redemptions	-	35.1	-	-	35.1
Dividends applied	-	7.7	-	-	7.7
Cost of share based payment	-	-	22.2	-	22.2
Currency translation differences	-	-	(57.8)	-	(57.8)
Cash flow hedges	-	-	35.5	-	35.5
Available-for-sale financial assets	-	-	17.5	-	17.5
Amounts recognised directly in equity	-	(29.9)	17.4	-	(12.5)
Net profit for the year	-	-	-	1,427.0	1,427.0
Dividends paid	-	-	-	(713.3)	(713.3)
Balance at 31 December 2006	706.5	(177.9)	23.5	3,649.7	4,201.8

The accompanying notes form part of the Full Financial Report.

Parent	Issued and fully paid shares $m	Shares reserved for employee share plan $m	Employee benefits reserves (Note 19) $m	Retained earnings (Note 20) $m	Total equity $m
Balance at 1 January 2005	706.5	(136.9)	-	256.2	825.8
Employee share plan purchases	-	(59.9)	-	-	(59.9)
Employee share plan redemptions	-	43.0	-	-	43.0
Dividends applied	-	5.8	-	-	5.8
Cost of share-based payment	-	-	18.7	-	18.7
Amounts recognised directly in equity	-	(11.1)	18.7	-	7.6
Net profit for the year	-	-	-	483.7	483.7
Dividends paid	-	-	-	(446.7)	(446.7)
Balance at 31 December 2005	706.5	(148.0)	18.7	293.2	870.4
Balance at 1 January 2006	706.5	(148.0)	18.7	293.2	870.4
Employee share plan purchases	-	(72.7)	-	-	(72.7)
Employee share plan redemptions	-	35.1	-	-	35.1
Dividends applied	-	7.7	-	-	7.7
Cost of share-based payment	-	-	19.3	-	19.3
Amounts recognised directly in equity	-	(29.9)	19.3	-	(10.6)
Net profit for the year	-	-	-	692.4	692.4
Dividends paid	-	-	-	(713.3)	(713.3)
Balance at 31 December 2006	706.5	(177.9)	38.0	272.3	838.9

The accompanying notes form part of the Full Financial Report.

1. Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001* and Australian Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments, available-for-sale financial assets and the effectively hedged portion of certain interest-bearing liabilities, which have been measured at fair value.

The financial report is presented in Australian dollars. The financial report is rounded to the nearest one hundred thousand dollars, unless otherwise stated.

The accounting policies set out below have been consistently applied to all periods presented in the consolidated financial report.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board ('the AASB') that are relevant to its operations and effective for annual reporting periods beginning on or before 1 January 2006, which give rise to additional disclosure however without material effect on the financial statements of the Group and company

During the prior financial year the Group adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* in accordance with AIFRS transition rules. The Group also early adopted Interpretation 9 *Reassessment of Embedded Derivatives* in the prior year, which requires that a reassessment of whether an embedded derivative should be separate from the underlying host contract should be made only when there are changes to the contract. These changes were accounted for by adjusting the opening balance of retained earnings and reserves at 1 January 2005, as disclosed in the reconciliation of movements in equity.

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Group as at 31 December each year.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date at which control is transferred out of the Group.

At acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values in accordance with the purchase method of accounting. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Investments in subsidiaries are carried at cost less allowances for diminution in value in the Company's financial statements.

All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

1. **Summary of Significant Accounting Policies (continued)**

(d) Revenue

Product revenue

Revenue earned from the sale of oil, gas and condensate produced is recognised when the risks and rewards of ownership of the product are transferred to the customer. This policy is applied to the Group's different operating arrangements as follows:

- revenue earned under a lease or licence conferring ownership rights to production in which the Group has a working interest with other producers, is recognised in earnings on the basis of the Group's interest in the relevant lease or licence ('entitlements' method). Revenue is not reduced for royalties and other taxes payable from production, except where royalties are payable 'in kind'.
- revenue from 'take or pay' contracts is recognised in earnings when the product has been drawn by the customer or recorded as unearned revenue when not drawn by the customer.
- revenue earned under a risk service contract is recognised when the Group has legally enforceable entitlement to the proceeds.
- revenue earned under a production sharing contract is recognised on the basis of the Group's share of oil, gas or condensate allocated to the contractor party or parties under the contract.

Interest revenue

Interest revenue is recognised as interest accrues using the 'effective interest' method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument.

Dividend revenue

Dividend revenue is recognised when the right to receive payment is established.

Services revenue

Revenue for services rendered is recognised in proportion to the stage of completion of a contract.

(e) Exploration and Evaluation

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. The Group's application of the accounting policy for the cost of exploring and of evaluating discoveries is closely aligned to the US GAAP-based 'successful efforts' method.

Exploration licence acquisition costs are capitalised and subject to half-yearly impairment testing.

All exploration and evaluation expenditure, including general permit activity, geological and geophysical costs and new venture activity costs are expensed as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest, as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or
- an area of interest is recognised, and it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further evaluation costs relating to that area of interest are capitalised.

Each potential or recognised area of interest is reviewed half yearly to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

Upon approval of the commercial development of an area of interest, accumulated expenditure of the area of interest is transferred to oil and gas properties.

1. Summary of Significant Accounting Policies (continued)

The recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f) Oil and Gas Properties

Oil and gas properties are carried at cost and include construction, installation or completion of production and infrastructure facilities such as pipelines and platforms, capitalised borrowing costs, transferred exploration and evaluation assets, development wells, and the cost of dismantling and restoration.

Subsequent capital costs, including major maintenance, are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Otherwise costs are charged to the income statement during the financial period in which they are incurred.

(g) Other Plant and Equipment

Other plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

(h) Depreciation and Amortisation

Oil and gas properties and other plant and equipment are depreciated to their estimated residual values at rates based on their expected useful life. The major categories of assets are depreciated as follows:

Category	Method	Estimated useful lives (years)
Oil and gas properties		
Land and buildings	Straight line over useful life	40
Transferred exploration and evaluation assets and off-shore plant and equipment	Units-of-production basis over proved plus probable reserves	5-50
On-shore plant and equipment	Straight line over the lesser of useful life and the life of proved plus probable reserves	40
Marine vessels	Straight line over useful life	10-40
Other plant and equipment	Straight line over useful life	5-15

(i) Impairment of Assets

The carrying amounts of all assets, other than inventory, financial assets and deferred tax assets, are reviewed half-yearly to determine whether there is an indication of an impairment loss. If any such indication exists, the asset's recoverable amount is estimated. For any asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs. If the carrying amount of an asset (or cash generating unit) exceeds its recoverable amount, the asset (or cash generating unit) is written down. Generally, the Group evaluates its oil and gas properties on a field-by-field basis.

The recoverable amount of an asset is determined as the higher of its value in use and net disposable value. Value in use is determined by estimating future cash flows after taking into account the risks specific to the asset and discounting them to their present value using a risk adjusted pre-tax discount rate that reflects current market assessment of the time value of money.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1. **Summary of Significant Accounting Policies (continued)**

(j) Derivative Financial Instruments and Hedge Accounting

The Group uses derivative financial instruments such as swaps, options, futures and forward contracts to hedge its risks associated with commodity prices, interest rate and foreign currency fluctuations.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value in line with market fluctuations. The unrealised gain or loss on remeasurement is immediately recognised in the income statement, except where hedge accounting applies. The fair values of derivative financial instruments that are traded on an active market are based on quoted market prices at the balance sheet date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques.

Hedge accounting

When a derivative is designated as a hedge for accounting purposes the Group documents the relationship between the derivative and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

Hedge type & risk	Accounting treatment
Fair value hedge	
Exposure to changes in the fair value of a recognised asset or liability or committed transaction	Changes in fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged risk that is attributable to the asset or liability or committed transaction.
Cash flow hedge	
Exposure to variability in cash flows associated with a highly probable forecasted transaction or a committed transaction	The effective portion of changes in the fair value of derivatives are recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised in the income statement immediately. Amounts accumulated in equity are taken to the income statement in the periods when the hedged item affects income, for instance, when the forecast sale that is hedged takes place.
Hedge of net investment	
Exposure to changes in the net assets of foreign operations from foreign exchange movements	The accounting treatment is substantially similar to a cash flow hedge.

Hedge accounting is discontinued when the hedging instrument expires or no longer qualifies for hedge accounting or is terminated. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity remains in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the year.

Embedded derivatives

Derivatives embedded in the Group's contracts that change the nature of a host contract's risk and are not clearly and closely related to the host contract, are initially recognised at fair value on the date the contract is entered into, with movements reported in the income statement.

1. **Summary of Significant Accounting Policies (continued)**

(k) Provision for Restoration

The Group records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas.

Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties. Over time, the liability is increased for the change in the present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset (refer Note 1(h)).

Costs incurred that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed.

(l) Joint Ventures

The Group's interests in unincorporated joint venture assets are accounted for by recognising its proportionate share in assets and liabilities from joint ventures, except where as operator Woodside takes on the role as independent contractor. In these instances, receivables and payables relating to joint venture operations are brought to account on a gross basis.

Joint venture expenses and the Group's entitlement to production are recognised on a pro-rata basis according to the Group's joint venture interest.

Investments in joint venture entities, where the Group has significant influence, but not control, are accounted for using the equity method of accounting. Under the equity method, the cost of the investment is adjusted by the Group's proportionate share of the results of the venture.

(m) Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Assets are considered to be qualifying assets when this period of time is substantial (greater than 12 months).

The interest rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group's outstanding borrowings during the year.

(n) Foreign Currency

The functional currency and presentation currency of Woodside Petroleum Ltd. and the majority of its Australian subsidiaries is Australian dollars (A$).

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies at balance date are translated at the rates of exchange ruling at balance sheet date. Exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide an effective hedge against a net investment in subsidiaries with a functional currency other than Australian dollars. These are taken directly to the foreign currency translation reserve until the disposal of the net investment, at which time they are recognised in the income statement.

1. **Summary of Significant Accounting Policies (continued)**

Translation of the financial results of foreign operations

Foreign subsidiaries and some Australian subsidiaries have a functional currency other than Australian dollars (usually US dollars) as a result of the economic environment in which they operate. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Woodside Petroleum Ltd. at the rate of exchange ruling at the balance sheet date and the income statements are translated at the average exchange rates for the reporting period or at the exchange rates ruling at the date of the transaction. Exchange differences arising on the translation of foreign subsidiaries are taken to the foreign currency translation reserve.

On disposal of a subsidiary with a functional currency other than Australian dollars, the deferred cumulative amount recognised in the foreign currency translation reserve relating to that particular subsidiary is recognised in the income statement.

Hedge transactions

Derivatives and financial instruments are used to hedge foreign exchange risk relating to certain transactions (refer Note 1(j)).

(o) Leases

Assets held under leases that transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are treated as finance leases. Finance leases are capitalised at the inception of the lease, at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement over the lease term.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease assets are not capitalised and payments are recognised in the income statement as an expense over the lease term. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(p) Cash and Cash Equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and short term deposits with an original maturity of three months or less. Cash on hand, cash at bank and short term deposits are stated at nominal value. Cash also includes the Group's share of cash held as operator of joint ventures.

For the purposes of the cash flow statement, cash and cash equivalents are reported net of outstanding bank overdrafts. Interest is charged as an expense using the 'effective yield' method.

(q) Trade and Other Receivables

Trade and other receivables, including receivables from related parties, are initially recognised at fair value and subsequently measured at amortised cost less an allowance for uncollectible amounts. Collectability and impairment are assessed on a regular basis.

(r) Inventories

Inventories include hydrocarbon stocks, consumable supplies and maintenance spares. Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes direct costs and an appropriate portion of fixed and variable overheads where applicable. Inventories determined to be obsolete or damaged are written down to net realisable value.

1. Summary of Significant Accounting Policies (continued)

(s) Investments

Investments are classified as either available-for-sale or held for trading, and are initially recognised at fair value plus in the case of investments not held for trading, any directly attributable transaction costs.

After initial recognition, investments are remeasured to fair value. Changes in the fair value of available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative change in fair value previously reported in equity is included in earnings. Changes in the fair value of held for trading investments are recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. Where investments are not actively traded, fair value is established by using other market accepted valuation techniques.

(t) Investments in Associates

The Group's investments in its associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and is neither a subsidiary nor a joint venture.

The financial statements of associates, prepared for the same reporting period as the Group and applying consistent accounting policies, are used by the Group to apply the equity method. The investment in the associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The consolidated income statement reflects the Group's share of the associate's after tax profit or loss from operations.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity.

(u) Employee Provisions

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave and long service leave. Liabilities expected to be settled within twelve months of the reporting date are measured at the amount expected to be paid. Liabilities expected to be settled after twelve months are measured at the present value of the estimated future cash outflow to be made to the employee.

In determining the present value of future cash outflows, the market yield attaching to government bonds which have terms to maturity approximating the terms of the related liability are used.

Provision is made for directors retiring allowance accrued in accordance with the rules approved by shareholders.

(v) Share Based Payments

Shares or rights over shares (equity-settled transactions) are offered as incentives to employees of the Group. The Group has two schemes being the Woodside Employee Share Plan (WESP) and the Executive Incentive Plan (EIP). The acquisition of shares on market under these plans is deducted from equity and disclosed as shares reserved for employee share plans. The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which the rights are granted and recognised on a straight line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). Fair value is determined by using a binomial or Black - Scholes option pricing model.

The cost of an equity-settled award is adjusted prospectively if modification of its terms increase the fair value of the award at the date of modification.

1. **Summary of Significant Accounting Policies (continued)**

(w) Retirement Benefits

All employees of the Group are entitled to benefits under the Group's superannuation plan due to retirement, disability or death. The Group has a defined benefit component and a defined contribution component within the plan.

The defined benefit component provides defined lump sum benefits based on years of service and final average salary. A liability or asset in respect of the defined benefit component of the superannuation plan is recognised in the balance sheet and is measured at the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date. The defined benefit obligation includes actuarial estimates of future variables such as employee turnover and the plan's rate of return. The cost of the defined benefit component is charged to the income statement systematically over the employee's service life. Gains and losses arising from changes in actuarial estimates are recognised immediately as income or expense in the income statement.

The defined contribution component receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognised as an expense as incurred.

(x) Financial Liabilities

Borrowings are initially recognised at fair value less transaction costs. Borrowings are subsequently carried at amortised cost, except for those designated in a hedge relationship. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Trade and other creditors are carried at amortised cost when goods and services are received, whether or not billed to the Group.

Dividends payable are recognised when declared by the Group.

(y) Tax

Income tax
Income tax expense on the profit or loss for the year comprises current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year, and any adjustment to tax payable in respect of previous years.

Temporary differences arise between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax expense is determined based on changes in temporary differences.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are realised or liabilities are settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that sufficient future taxable income will be available to utilise those temporary differences and losses.

Tax consolidation
The parent and its wholly owned Australian controlled entities have elected to enter into tax consolidation with Woodside Petroleum Ltd., as the head entity of the tax-consolidated group.

The tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group, using the 'stand alone' approach.

Petroleum Resource Rent Tax (PRRT)
Petroleum Resource Rent Tax is considered, for accounting purposes, to be a tax based on income. Accordingly, PRRT is measured on the same basis as income tax.

Goods and Services Tax (GST)
Revenues, expenses, assets and liabilities are recognised net of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

1. **Summary of Significant Accounting Policies (continued)**

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the taxation authority is classified as an operating cash flow.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(z) Royalties and Excise Duty

Royalties and excise duty under existing regimes are considered to be production-based taxes and are therefore accrued on the basis of the Group's entitlement to physical production.

(aa) Issued Capital

Ordinary share capital is recorded at the value of consideration received. The costs of issuing shares are charged against share capital.

(ab) Critical Accounting Estimates, Assumptions and Judgements

In applying the Group's accounting policies, management continually evaluates judgements, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgements, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgements, estimates and assumptions. Significant judgements, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

(i) Critical accounting estimates and assumptions

(1) Impairment of assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

The carrying value of oil and gas properties, exploration and evaluation and other plant and equipment as at 31 December 2006 is $7,380.8 million (2005: $5,998.1 million).

(2) Restoration obligations

The Group estimates the future removal costs of offshore oil and gas platforms, production facilities, wells and pipelines at the time of installation of the assets. In most instances, removal of assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. For more detail regarding the policy in respect of provision for restoration refer to Note 1(k).

Restoration obligations have a carrying value as at 31 December 2006 of $594.8 million (2005: $390.4 million).

(3) Reserve estimates

Estimates of recoverable quantities of proven and probable reserves reported include judgemental assumptions regarding commodity prices, exchange rates, discount rates and production and transportation costs for future cash flows. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs, and their anticipated recoveries. The economic, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in expected future cash flows. Reserves are integral to the amount of depreciation, depletion and amortisation charged to the income statement and the calculation of inventory. Reserve estimates are prepared in accordance with Woodside's Hydrocarbon Resource Inventory Management Process and guidelines prepared by the Society of Petroleum Engineers.

1 Summary of Significant Accounting Policies (continued)

(ii) Critical judgements in applying the Group's accounting policies

(1) Exploration and evaluation

The group's accounting policy for exploration and evaluation assets is set out at Note 1(e). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under the policy, the Group concludes that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

The carrying amount of exploration and evaluation assets as at 31 December 2006 is $1,103.2 million (2005: $694.6 million).

(2) United States of America tax losses

The Group has recognised a deferred tax asset of $182.7 million (2005: $95.3 million) in respect of tax losses and temporary differences associated with its operations in the Gulf of Mexico. In accordance with the recognition criteria outlined in AASB 112 Income Taxes, the Group has exercised its judgement in deciding that it is probable that sufficient future taxable income will be available to utilise the tax losses.

(ac) New Standards and Interpretations not yet Adopted

The following new standards and interpretations have a potential impact on the financial report, however have an effective date after the date of these financial statements.

AASB 101 *Presentation of Financial Statements*	AASB 101 has been amended to delete the Australian specific financial report structure and reinstated the IFRS financial report structure. Applicable in 2007.
AASB 7 *Financial Instruments: Disclosures*; and AASB 2005-10 *Consequential Amendments to Australian Accounting Standards*	AASB 7 issued in conjunction with AASB 2005-10 replaces the current presentation requirements for financial instruments and will require extensive additional disclosures with respect to the Group's financial instruments and share capital. Applicable in 2007.
Interpretation 10 *Interim Financial Reporting and Impairment*	Interpretation 10 prohibits the reversal of an impairment loss recognised in a previous interim period in respect of investments and receivables carried at cost. Applicable in 2007.

The potential effect of these standards and interpretations is yet to be fully determined, however, reported income and net assets are not expected to be materially impacted.

The Group's primary reporting format is business segments and its secondary reporting format is geographical segments.

2. Segment Reporting

(a) Business segments

The Group has the following reportable segments:

North West Shelf Ventures
Exploration, evaluation, development, production and sales of LNG, domestic gas, condensate, LPG and crude oil from the North West Shelf ventures.

Australia Business Unit
Exploration, evaluation, development, production and sale of crude oil in assigned permit areas including Laminaria, Legendre, Mutineer-Exeter, Enfield, Vincent, Otway, and Stybarrow ventures.

Middle East & Africa Business Unit
Exploration, evaluation, development, production and sale of hydrocarbons in assigned permit areas including the Algerian Ohanet project and Chinguetti venture.

United States of America Business Unit
Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical segments

The Group operates in four main geographical segments as follows:

Australia
The main operating activities, producing assets and a significant portion of sales of the Group are within Australia.

Asia
The majority of the Group's sales are made to customers within this region.

Africa
Revenues are received from the Algerian Ohanet project and the Chinguetti venture. Other segment information includes Mauritanian, Kenyan, and Libyan exploration and evaluation.

United States of America
Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Other
Exploration, evaluation and development activities in other areas.

2 Segment Reporting (continued)

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in Note 1.

Primary Reporting - Business Segments

	North West Shelf Ventures		Australia Business Unit		Middle East and Africa Business Unit		United States Business Unit		Group and Unallocated		Consolidated	
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Revenue												
Revenue from sale of goods	2,263.6	2,056.2	980.8	591.3	409.1	71.2	156.9	28.0	-	-	3,810.4	2,746.7
Cost of sales												
Production costs	(415.8)	(387.5)	(112.3)	(108.5)	(56.0)	(10.4)	(14.4)	(2.3)	(3.3)	-	(601.8)	(508.7)
Shipping and direct sales costs	(59.9)	(75.5)	(4.4)	(5.2)	(4.0)	(0.1)	-	-	(6.9)	-	(75.2)	(80.8)
Depreciation and amortisation	(145.2)	(144.4)	(140.0)	(74.7)	(133.6)	(34.6)	(106.6)	(10.8)	(1.6)	-	(527.0)	(264.5)
Total cost of sales	(620.9)	(607.4)	(256.7)	(188.4)	(193.6)	(45.1)	(121.0)	(13.1)	(11.8)	-	(1,204.0)	(854.0)
Petroleum Resource Rent Tax	-	-	(231.5)	(123.3)	-	-	-	-	31.1	-	(200.4)	(123.3)
Gross profit	1,642.7	1,448.8	492.6	279.6	215.5	26.1	35.9	14.9	19.3	-	2,406.0	1,769.4
Dividends and other income	35.6	28.7	11.6	37.1	10.6	3.0	35.1	0.1	77.5	34.0	170.4	102.9
Other expenses	(0.9)	(3.2)	(6.6)	(7.5)	(42.1)	(6.9)	(35.0)	(12.9)	(34.3)	(34.4)	(118.9)	(64.9)
Exploration expensed	(2.6)	(2.7)	(49.1)	(48.6)	(165.9)	(132.1)	(174.5)	(119.2)	(29.9)	(3.8)	(422.0)	(306.4)
Segment results	1,674.8	1,471.6	448.5	260.6	18.1	(109.9)	(138.5)	(117.1)	32.6	(4.2)	2,035.5	1,501.0
Finance income											20.2	21.9
Finance costs											(46.4)	(30.7)
Income tax expense											(582.3)	(384.8)
Net profit/(loss)											1,427.0	1,107.4
Segment assets	3,086.8	2,607.7	2,576.2	1,764.9	1,152.4	1,100.1	1,079.6	752.9	1,073.7	743.7	8,968.7	6,969.3
Segment liabilities	611.8	475.2	1,106.4	258.7	593.5	106.7	1,576.2	283.5	879.0	2,344.6	4,766.9	3,468.7
Other segment information												
Associates and other investments	5.5	-	-	-	-	-	-	-	58.8	25.5	64.3	25.5
Acquisition of oil and gas property assets, intangible assets and other non-current assets (excluding exploration)	464.8	183.1	735.2	739.8	160.5	321.1	259.2	467.0	23.0	5.5	1,642.7	1,716.5
Non-cash expenses other than depreciation and amortisation	34.4	44.7	28.6	29.2	33.4	67.5	16.9	24.5	(1.6)	133.8	111.7	299.7
Impairment losses	-	-	-	-	-	-	6.9	-	-	-	6.9	-

Secondary Reporting – Geographical Segments

	Australia		Asia		Africa		United States		Other		Consolidated	
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Segment revenue												
Revenue from sale of goods (by location of customer)	425.6	394.4	2,930.0	2,149.9	77.4	94.7	303.2	107.7	74.2	-	3,810.4	2,746.7
Segment assets (by location of assets)	6,536.1	4,952.0	16.0	139.5	1,296.4	1,088.7	1,126.7	783.7	(6.5)	5.4	8,968.7	6,969.3
Other segment information												
Acquisition of oil and gas property assets, intangible assets and other non-current assets	1,222.4	924.3	-	-	160.5	325.1	259.1	467.0	0.7	0.1	1,642.7	1,716.5

3. Revenues and Expenses

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Revenue from sale of goods				
Liquefied natural gas and domestic gas				
North West Shelf	1,056.7	959.7	-	-
United States of America	132.4	25.8	-	-
	1,189.1	985.5	-	-
Condensate				
North West Shelf	678.1	628.4	-	-
Ohanet	44.5	42.7	-	-
United States of America	23.6	1.9	-	-
	746.2	673.0	-	-
Oil				
Laminaria	437.1	314.9	-	-
North West Shelf	428.8	376.8	-	-
Enfield	333.5	-	-	-
Chinguetti	334.9	-	-	-
Mutineer-Exeter	119.2	128.8	-	-
Legendre	91.0	146.9	-	-
United States of America	0.9	0.2	-	-
	1,745.4	967.6	-	-
Liquefied petroleum gas				
North West Shelf	100.0	92.1	-	-
Ohanet	29.7	28.5	-	-
	129.7	120.6	-	-
Total revenue from sale of goods	3,810.4	2,746.7	-	-
(b) Cost of sales				
Cost of production				
Production costs	(280.8)	(184.9)	-	-
Royalty and excise	(274.6)	(294.3)	-	-
Third party gas	(1.1)	(0.2)	-	-
Insurance	(46.0)	(33.1)	-	-
Inventory movement	0.7	3.8	-	-
	(601.8)	(508.7)	-	-
Shipping and direct sales costs	(75.2)	(80.8)	-	-
Oil and gas properties depreciation and amortisation				
Land and buildings	(9.1)	(8.6)	-	-
Transferred exploration and evaluation assets	(40.0)	(5.8)	-	-
Plant and equipment	(466.6)	(238.8)	-	-
Marine vessels and carriers	(11.3)	(11.3)	-	-
	(527.0)	(264.5)	-	-
Total cost of sales	(1,204.0)	(854.0)	-	-
(c) Petroleum Resource Rent Tax	(200.4)	(123.3)	-	-
Gross profit	2,406.0	1,769.4	-	-

3 Revenues and Expenses (continued)	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(d) Dividends and other income				
Dividends				
Controlled entities	-	-	713.3	446.7
Other entities	0.1	0.5	-	-
Other fees and recoveries	30.7	14.9	4.1	18.6
Share of associates' net profit/(loss)	19.5	6.1	-	-
Exchange gains/(losses) – other	20.0	(44.8)	-	-
Profit on disposal of:			-	
Investments	2.4	51.9	-	-
Fixed Assets	15.7	16.0	-	-
Defined benefit superannuation plan net actuarial gains	6.1	13.2	-	-
Gains on derivative financial instruments	41.0	14.9	-	-
Change in fair value of embedded derivatives	34.9	30.2	-	-
Total dividends and other income	170.4	102.9	717.4	465.3
(e) Other expenses				
Exploration and evaluation				
Exploration	(308.9)	(264.7)	-	-
Amortisation of licence acquisition costs	(82.9)	(27.0)	-	-
Evaluation	(30.2)	(14.7)	-	-
Total exploration and evaluation	(422.0)	(306.4)	-	-
Corporate and business development	(86.1)	(76.9)	(5.5)	(26.0)
Other costs				
Depreciation of other plant and equipment	(18.8)	(15.5)	-	-
Exchange gains/(losses) on cash balances	(7.1)	27.5	-	-
Diminution in value of investments in controlled entities	-	-	(18.2)	(1.0)
Impairment of oil and gas properties	(6.9)	-	-	-
Total other costs	(32.8)	12.0	(18.2)	(1.0)
Total other expenses	(540.9)	(371.3)	(23.7)	(27.0)
Profit before income tax and net finance costs	2,035.5	1,501.0	693.7	438.3
(f) Finance income				
Interest:				
Financial institutions	9.5	12.5	-	-
Controlled entities	-	-	5.3	3.0
Other entities	10.7	9.4	8.0	7.2
Total finance income	20.2	21.9	13.3	10.2
(g) Finance costs				
Borrowing costs	(23.6)	(15.3)	(17.2)	(1.5)
Unwinding of fair value discount	(22.8)	(15.4)	-	-
Total finance costs	(46.4)	(30.7)	(17.2)	(1.5)
Profit before income tax	2,009.3	1,492.2	689.8	447.0

4. Income Tax

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Tax expense/(income) comprises:				
Current tax expense	516.3	534.5	(2.7)	0.3
Under/(over) provided in prior years	17.1	(8.0)	-	0.1
Deferred tax expense relating to the movement in deferred tax balances	98.8	1.6	0.1	0.1
Benefit arising from previously unrecognised tax losses or temporary differences used to reduce tax expense				
- Current tax expense	-	(37.2)	-	(37.2)
- Deferred tax expense	(49.9)	(106.1)	-	-
Total tax expense/(income) reported in the income statement	582.3	384.8	(2.6)	(36.7)
(b) Reconciliation of income tax expense to prima facie tax payable				
Profit before income tax	2,009.3	1,492.2	689.8	447.0
Income tax expense calculated at 30% (2005: 30%)	602.8	447.7	206.9	134.1
Tax effect of amounts which are not deductible/(assessable) in calculating taxable income				
- Sale of assets	(12.4)	(21.7)	-	(37.2)
- Research and development	(15.0)	(4.7)	-	-
- Intercompany dividends	-	-	(214.0)	(134.0)
- Other	(10.7)	(1.5)	4.5	0.3
Foreign tax assets brought to account	(49.9)	(106.1)	-	-
Foreign exploration tax losses not brought to account	54.1	75.8	-	-
Tax rate differential on non-Australian income	(3.7)	3.3	-	-
Under/(over) provided in prior years	17.1	(8.0)	-	0.1
Income tax expense/(income) attributable to profit from ordinary activities	582.3	384.8	(2.6)	(36.7)

The tax rate used in the above reconciliation is that applied to resident companies pursuant to the income tax statutes in force in Australia as at the reporting date. There has been no change in the corporate tax rate when compared with the previous reporting period.

(c) Income tax recognised directly in equity

The following current and deferred amounts were charged directly to equity during the period:

	Consolidated 2006	Consolidated 2005	Parent 2006	Parent 2005
- Deferred tax	35.8	(26.1)	-	-

4. Income Tax (continued)

	Balance at 1 January	Charged / (credited) to income	Charged / (credited) to equity	Acquisition / (disposal)	Balance at 31 December
	$m	$m	$m	$m	$m
(d) Deferred tax					
Consolidated					
2006					
Deferred tax assets					
Arising from temporary differences and tax losses					
- Foreign jurisdiction	131.5	59.3	(8.1)	-	182.7
Deferred tax liabilities					
Arising from temporary differences					
- Exploration and evaluation assets	153.7	160.9	-	(6.9)	307.7
- Oil and gas properties	646.1	46.5	-	-	692.6
- Financial instruments	84.1	(14.1)	37.3	-	107.3
- Other liabilities	(57.6)	(21.7)	-	-	(79.3)
- Provisions	(132.1)	(74.4)	-	-	(206.5)
- Other	(20.9)	46.1	(8.9)	-	16.3
Arising from tax losses	-	(28.0)	(0.7)	-	(28.7)
	673.3	115.3	27.7	(6.9)	809.4
2005					
Deferred tax assets					
Arising from temporary differences and tax losses					
- Foreign jurisdiction	25.4	106.1	-	-	131.5
Deferred tax liabilities					
Arising from temporary differences					
- Exploration and evaluation assets	35.3	61.3	-	57.1	153.7
- Oil and gas properties	562.8	(8.4)	-	91.7	646.1
- Financial instruments	115.3	(5.1)	(26.1)	-	84.1
- Other liabilities	(56.0)	8.6	-	(10.2)	(57.6)
- Provisions	(104.1)	(28.0)	-	-	(132.1)
- Other	15.4	6.5	-	(42.8)	(20.9)
	568.7	34.9	(26.1)	95.8	673.3
Parent					
2006					
Deferred tax assets					
Arising from temporary differences					
- Provisions	0.1	(0.1)	-	-	-
2005					
Deferred tax assets					
Arising from temporary differences					
- Provisions	0.1	-	-	-	0.1
- Other	0.1	(0.1)	-	-	-
	0.2	(0.1)	-	-	0.1

4. Income Tax (continued)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(e) Unrecognised deferred tax assets				
Deferred tax assets have not been recognised for the following items:				
Tax losses not recognised				
- Revenue	73.2	96.8	-	-
- Capital	41.6	19.3	41.6	19.3
Tax credits not recognised	17.1	17.1	17.1	17.1
Temporary differences associated with investments	1.4	12.7	-	-
Other temporary differences	-	1.6	-	-
	133.3	147.5	58.7	36.4

(f) Tax losses

At balance sheet date the Group has unused (recognised and not recognised) tax losses and credits of $917.3 million (2005: $785.1 million) that are available for offset against future taxable profits.

A deferred tax asset has been recognised of $162.8 million (2005: $131.5 million) because it is probable that sufficient future taxable profit will be available for use against such losses.

No deferred tax asset has been recognised in respect of the remaining tax losses and credits due to the uncertainty of future profit streams.

Unrecognised tax losses are carried forward indefinitely. In 2005 unrecognised tax losses of $183.9 million had an expiry of 2021.

Tax credits of $17.1 million (2005: $17.1 million) are held and will begin to expire in 2009.

(g) Tax consolidation

The parent and its wholly-owned Australian controlled entities have elected to enter tax consolidation, with Woodside Petroleum Ltd. as the head entity of the tax-consolidated group. The members of the tax-consolidated group are identified at Note 33(a).

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Woodside Petroleum Ltd. and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group.

The tax-sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities, should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax-sharing agreement is considered remote.

5. Earnings Per Share

	Consolidated	
	2006	2005
Net profit ($m)	1,427.0	1,107.4
Weighted average number of shares on issue[1]	657,178,947	655,150,640
Basic and diluted earnings per share from continuing operations (cents)[2]	217	169

(1) There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

(2) Earnings per share is calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares makes allowance for shares reserved for employee share plans. Diluted earnings per share is not significantly different from basic earnings per share.

6. Dividends Paid and Proposed

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Dividends paid during the year[1]				
Prior year fully franked final dividend 58 cents, paid 22 March 2006 (2005: 32 cents, paid 23 March 2005)	386.6	213.3	386.6	213.3
Current year fully franked interim dividend 49 cents, paid 20 September 2006 (2005: 35 cents, paid 23 September 2005)	326.7	233.4	326.7	233.4
	713.3	446.7	713.3	446.7
(b) Dividend declared (not recorded as a liability)[1]				
Fully franked final dividend 77 cents, to be paid 28 March 2007 (2005: 58 cents, paid 22 March 2006)	513.3	386.6	513.3	386.6
Dividend per share in respect of financial year (cents)	126	93	126	93
(c) Franking credit balance				
Franking credits available for the subsequent financial year arising from:				
Franking account balance as at the beginning of the financial year	895.6	698.0	895.6	698.0
Current year tax payment instalments and adjustments	327.5	325.5	327.5	325.5
Franked dividends received	-	0.2	-	0.2
Interim dividends paid	(140.0)	(100.0)	(140.0)	(100.0)
Franking account balance as at the end of the financial year	1,083.1	923.7	1,083.1	923.7
Current year income tax payable	196.4	137.6	196.4	137.6
Dividends declared	(220.0)	(165.7)	(220.0)	(165.7)
Franking account balance after payment of tax and dividends	1,059.5	895.6	1,059.5	895.6

(1) Fully franked at 30.0% (2005: 30.0%).

7. Receivables (Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Trade receivables[1]	328.1	211.6	-	-
Other receivables				
Controlled entities[2]	-	-	278.8	281.5
Other entities[3]	293.2	139.3	0.1	0.5
Dividends receivable[4]				
Other entities	4.3	7.2	-	-
	625.6	358.1	278.9	282.0

Receivables (Non-Current)

Other receivables – controlled entities[2]	-	-	1,107.6	525.8

(1) Denominated in a mixture of Australian and US dollars, interest free, and settlement terms of between 10 and 30 days.
(2) For terms and conditions relating to receivables from controlled entities, refer to Note 28(b).
(3) Receivables are interest free with various maturities.
(4) Dividends receivable from other entities are receivable within 30 days of period end.

8. Inventories (Current)

Petroleum products				
Work in progress	0.3	0.2	-	-
Goods in transit	3.5	3.7	-	-
Finished stocks	14.8	14.1	-	-
Warehouse stores and materials	60.6	38.3	-	-
	79.2	56.3	-	-

Inventories (Non-Current)

Warehouse stores and materials	5.1	10.6	-	-

9. Financial and Other Assets (Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Financial assets				
Derivative instruments[1]	12.8	5.6	-	-
Other assets				
PRRT asset	65.7	65.3	-	-
Prepayments[2]	100.7	13.8	-	-
Other	3.7	0.1	-	-
	170.1	79.2	-	-
	182.9	84.8	-	-

Financial and Other Assets (Non Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Financial assets				
Investment in controlled entities	-	-	309.5	286.0
Investment in associated entities – equity accounted	1.0	1.3	-	-
Other investments[3]:				
Listed	58.8	21.4	-	-
Unlisted	4.5	2.8	-	-
Derivative instruments[1]	2.1	5.1	-	-
Embedded derivatives[4]	53.5	26.6	-	-
	119.9	57.2	309.5	286.0
Other assets				
Defined benefit superannuation plan	48.5	39.6	-	-
Prepayments	0.3	0.2	-	-
Development asset	30.0	-	-	-
	78.8	39.8	-	-
	198.7	97.0	309.5	286.0

(1) For terms and conditions relating to derivative instruments, refer Note 22(c).

(2) Increase predominantly attributable to prepayments for Vincent and Stybarrow floating production and storage offtake vessel costs consistent with the competitive market to secure vessel capacity.

(3) Other investments are classified as available-for-sale and are carried at fair value. Listed shares consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate. Unlisted shares are not traded. The shares have no fixed maturity or coupon rate.

(4) Relates to indexation in a domestic gas sales contract.

10. Exploration and Evaluation (Non-Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Regions of Focus				
Australia				
Browse Basin	180.0	71.5	-	-
Carnarvon Basin	390.6	123.9	-	-
Bonaparte Basin	51.3	61.9	-	-
Victoria	13.4	37.6	-	-
The Americas				
Gulf of Mexico	328.2	218.4	-	-
Brazil	5.8	-	-	-
Africa				
West Africa (Mauritania)	161.8	170.0	-	-
North Africa (Algeria, Libya)	73.2	39.3	-	-
East Africa (Kenya)	1.0	1.1	-	-
Total exploration and evaluation assets	1,205.3	723.7	-	-
Less: Accumulated amortisation	(102.1)	(29.1)	-	-
	1,103.2	694.6	-	-
(b) Reconciliations of the carrying amounts of capitalised exploration and evaluation at the beginning and end of the financial year are set out below:				
Balance at beginning of year	694.6	378.8	-	-
Expenditure	576.1	478.5	-	-
Amortisation	(82.9)	(27.0)	-	-
Expensed (previously capitalised)	(39.7)	(15.8)	-	-
Disposals at written down value	(25.7)	(39.5)	-	-
Transferred to oil and gas properties:				
Projects in development	8.0	(92.6)	-	-
Currency translation difference	(27.2)	12.2	-	-
Balance at end of year	1,103.2	694.6	-	-

11 Oil and Gas Properties (Non Current)

Consolidated	Land and buildings $m	Transferred exploration and evaluation $m	Plant and equipment $m	Marine vessels and carriers $m	Projects in development $m	Total $m
At 1 January 2005						
Historical cost	268.7	203.1	4,462.9	416.9	814.4	6,166.0
Accumulated depreciation	(146.3)	(123.1)	(2,163.7)	(212.5)	-	(2,645.6)
Net carrying amount	122.4	80.0	2,299.2	204.4	814.4	3,520.4
Year ended 31 December 2005						
Carrying amount at 1 January 2005	122.4	80.0	2,299.2	204.4	814.4	3,520.4
Additions	1.4	17.4	147.6	-	1,253.5	1,419.9
Acquisitions through business combinations	-	-	178.2	-	236.9	415.1
Depreciation and amortisation	(8.6)	(5.8)	(238.8)	(11.3)	-	(264.5)
Completions/transfers	1.3	(3.5)	59.1	-	35.7	92.6
Currency translation differences	(0.3)	(1.9)	8.2	(0.2)	13.3	19.1
Carrying amount at 31 December 2005	116.2	86.2	2,453.5	192.9	2,353.8	5,202.6
At 31 December 2005						
Historical cost	271.2	218.0	4,852.1	416.7	2,393.7	8,151.7
Accumulated depreciation	(155.0)	(131.8)	(2,398.6)	(223.8)	(39.9)	(2,949.1)
Net carrying amount	116.2	86.2	2,453.5	192.9	2,353.8	5,202.6
Year ended 31 December 2006						
Carrying amount at 1 January 2006	116.2	86.2	2,453.5	192.9	2,353.8	5,202.6
Additions	0.8	73.8	326.1	0.2	1,221.1	1,622.0
Disposals at written down value	(0.2)	(9.3)	(2.3)	(0.1)	(7.1)	(19.0)
Depreciation and amortisation	(9.1)	(40.0)	(466.6)	(11.3)	-	(527.0)
Impairment	-	-	(6.9)	-	-	(6.9)
Completions and transfers	4.4	223.9	1,605.5	-	(1,841.8)	(8.0)
Currency translation differences	-	(28.7)	(56.0)	-	(4.1)	(88.8)
Carrying amount at 31 December 2006	112.1	305.9	3,853.3	181.7	1,721.9	6,174.9
At 31 December 2006						
Historical cost	275.6	491.6	6,706.9	416.6	1,755.6	9,646.3
Accumulated depreciation	(163.5)	(185.7)	(2,853.6)	(234.9)	(33.7)	(3,471.4)
Net carrying amount	112.1	305.9	3,853.3	181.7	1,721.9	6,174.9

Borrowing costs capitalised in oil and gas properties during the period is $77.3 million (2005: $54.8 million), at a weighted average capitalisation rate of 5.8% (2005: 5.7%).

12. Other Plant and Equipment (Non – Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Other plant and equipment				
Plant and equipment	158.3	145.3	-	-
Less: Accumulated depreciation	(64.6)	(46.0)	-	-
	93.7	99.3	-	-
Assets under construction	9.0	1.6	-	-
	102.7	100.9	-	-

(a) **Reconciliations of the carrying amounts of other plant and equipment at the beginning and end of the financial year are set out below:**

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Carrying amount at 1 January	100.9	111.0	-	-
Additions	20.8	5.4	-	-
Disposals at written down values	(0.1)	-	-	-
Depreciation and amortisation	(18.9)	(15.5)	-	-
Carrying amount at 31 December	102.7	100.9	-	-

13. Payables (Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Trade payables[1]	243.1	395.1	-	-
Other payables[1]	485.1	185.9	0.3	0.1
Amounts payable – controlled entities[2]	-	-	508.3	-
Interest payable – other persons[3]	21.6	18.6	-	-
PRRT payable	34.5	33.0	-	-
	784.3	632.6	508.6	0.1

Payables (Non-Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Amounts payable – controlled entities[2]	-	-	131.6	85.4
Other payables	4.2	9.4	-	-
	4.2	9.4	131.6	85.4

(1) Trade and other payables are non-interest bearing and normally settled on 30 day terms.

(2) For terms and conditions relating to payables from controlled entities, refer to Note 28(b).

(3) Details regarding interest payable are contained in Note 22.

14. Interest-Bearing Liabilities (Current)

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
364-day facility	313.3	-	-	-
Bilateral loans	-	31.4	-	-
	313.3	31.4	-	-

Interest-Bearing Liabilities (Non-Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Bonds	1,002.2	1,096.1	-	-
Bilateral loans	504.8	-	-	-
	1,507.0	1,096.1	-	-

Additional detail regarding interest bearing liabilities is contained in Note 22(b)

15. Tax Payable (Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Income tax attributable to parent and entities in the Australian tax-consolidated group	196.4	137.6	196.4	137.6
Income tax attributable to other entities	11.5	15.2	-	-
	207.9	152.8	196.4	137.6

16. Financial and Other Liabilities (Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Financial liabilities				
Derivative instruments[1]	-	34.4	-	-
Other liabilities				
Unearned revenue	3.9	6.5	-	-
Gas purchase commitments	2.2	2.8	-	-
	6.1	9.3	-	-
	6.1	43.7	-	-

Financial and Other Liabilities (Non-Current)

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Financial liabilities				
Derivative instruments[1]	11.8	26.7	-	-
Financial guarantees[2]	-	-	20.5	-
	11.8	26.7	20.5	-
Other liabilities				
Unearned revenue	115.2	85.3	-	-
Gas purchase commitments	20.8	20.4	-	-
Deferred PRRT liabilities	295.7	224.4	-	-
	431.7	330.1	-	-
	443.5	356.8	20.5	-

(1) For terms and conditions relating to derivative instruments refer to Note 22(c).
(2) Guarantees provided by the parent for Group companies refer to Note 29.

17. Provisions

	Restoration of operating locations	Employees Benefits	Total
	$m	$m	$m
Consolidated			
At 1 January 2006	390.4	82.2	472.6
Change in provision	184.8	12.3	197.1
Unwinding of present value discount	19.6	1.9	21.5
At 31 December 2006	594.8	96.4	691.2
2006			
Current	1.9	72.7	74.6
Non-current	592.9	23.7	616.6
	594.8	96.4	691.2
2005			
Current	9.0	63.0	72.0
Non-current	381.4	19.2	400.6
	390.4	82.2	472.6
Parent			
At 1 January 2006	-	0.4	0.4
Change in provision	-	(0.4)	(0.4)
At 31 December 2006	-	-	-
2006			
Non-current	-	-	-
	-	-	-
2005			
Non-current	-	0.4	0.4
	-	0.4	0.4

Restoration of operating locations
Details regarding restoration of operating locations are contained in Note 1(k) and 1(ab).

Employee benefits
Details regarding employee benefits are in Note 1(u) and 25, these amounts include a provision for directors' retiring allowance, which was settled during the year.

18. Contributed Equity

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Issued and fully paid shares				
666,666,667 ordinary shares	706.5	706.5	706.5	706.5
(b) Shares held for employee share plan				
9,008,866 (2005: 10,536,682) ordinary shares	(177.9)	(148.0)	(177.9)	(148.0)

All shares are a single class with equal rights to dividends, capital distributions and voting. The Company does not have authorised capital nor par value in respect of its issued shares.

Information relating to the number of Woodside Petroleum Ltd. shares reserved for employee share plans can be found in Note 25(a) and (b)

19. Other Reserves

	Employee Benefits Reserve	Foreign currency translation reserve	Hedging reserve	Investment fair value reserve	Total
	$m	$m	$m	$m	$m
Consolidated					
Balance at 1 January 2005	-	(7.1)	-	-	(7.1)
Adoption of new accounting standards relating to financial instruments	-	-	(1.0)	36.0	35.0
Cost of share-based payment	18.7	-	-	-	18.7
Cash flow hedges					
Deferred loss recognised in equity	-	-	(20.8)	-	(20.8)
Available-for-sale financial assets	-	-	-	(27.5)	(27.5)
Currency translation differences	-	7.8	-	-	7.8
Balance at 31 December 2005	18.7	0.7	(21.8)	8.5	6.1
Balance at 1 January 2006	18.7	0.7	(21.8)	8.5	6.1
Cost of share-based payment	22.2	-	-	-	22.2
Cash flow hedges					
Deferred gain recognised in equity	-	-	60.1	-	60.1
Gain recognised in the income statement	-	-	(24.6)	-	(24.6)
Available-for-sale financial assets	-	-	-	17.5	17.5
Currency translation differences	-	(57.8)	-	-	(57.8)
Balance at 31 December 2006	40.9	(57.1)	13.7	26.0	23.5
Parent					
Balance at 1 January 2005	-	-	-	-	-
Cost of share-based payment	18.7	-	-	-	18.7
Balance at 31 December 2005	18.7	-	-	-	18.7
Balance at 1 January 2006	18.7	-	-	-	18.7
Cost of share-based payment	19.3	-	-	-	19.3
Balance at 31 December 2006	38.0	-	-	-	38.0

Nature and purpose of reserves

Employee benefits reserve
Used to record the cost of share-based payments associated with the employee share plans.

Foreign currency translation reserve
Used to record foreign exchange differences arising from the translation of;
- the financial statements of foreign subsidiaries, and
- liabilities that hedge the net investment in foreign subsidiaries.

Hedging reserve
Used to record the effective portion of changes in the fair value of cash flow hedges.

Investment fair value reserve
Used to record changes in the fair value of the Group's available-for-sale investments.

20. Retained Earnings

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Movements in retained earnings				
Balance at beginning of year	2,936.0	2,208.6	293.2	256.2
Adjustment on adoption of new accounting standards AASB 132 and AASB 139, net of tax	-	66.7	-	-
Net profit for the year	1,427.0	1,107.4	692.4	483.7
Dividends	(713.3)	(446.7)	(713.3)	(446.7)
Balance at end of year	3,649.7	2,936.0	272.3	293.2

21. Notes to the Cash Flow Statement

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Components of cash and cash equivalents				
Cash at bank[1]	299.7	142.6	-	-
Money market deposits[2]	14.0	90.3	-	-
Total cash and cash equivalents	313.7	232.9	-	-

(1) Cash at bank earns interest at 4.5% (2005: 5.0%).

(2) Money market deposits are denominated in A$ and US$ with an average maturity of 1.2 days (2005: 3.4 days) and effective interest rate of 4.9% to 5.8% (2005: 4.4% to 5.6%).

(b) Reconciliation of net cash from operating activities to operating profit after income tax

	Consolidated 2006 $m	Consolidated 2005 $m	Parent 2006 $m	Parent 2005 $m
Net profit	1,427.0	1,107.4	692.4	483.7
Depreciation and amortisation	631.0	306.6	-	-
Foreign exchange (gain)/loss	(7.3)	(19.5)	-	-
Profit on sale of assets	(18.1)	(67.9)	-	-
Evaluation expense	30.2	14.7	-	-
Diminution in value of investments	-	-	18.2	1.0
Transfer of exploration activities to investing	308.9	263.1	-	-
Derivative instruments (gain)/loss	(61.5)	(30.2)	-	-
Share of associates' net (profit)/loss	(19.5)	(6.1)	-	-
Impairment losses	6.9	-	-	-
Share-based payments recognised directly in equity	(7.2)	(11.6)	(10.1)	7.5
Decrease/(increase) in assets				
Trade receivables	(100.4)	(151.6)	-	-
Interest receivable	0.2	0.7	-	-
Dividends receivable	2.9	(0.7)	-	-
Inventories	(0.7)	(5.0)	-	-
Prepayments	(83.4)	9.0	-	-
Other assets	(111.5)	(10.6)	(577.1)	(0.5)
(Decrease)/increase in liabilities				
Payables and other liabilities	202.4	337.6	30.3	
Tax payable	38.1	101.8	71.6	86.8
Deferred tax	76.8	(149.8)	0.1	0.1
Provisions	33.9	26.8	-	-
Net cash from operating activities	2,348.7	1,714.7	225.4	578.6

22 Financial Instruments

(a) Financial Risk Management Objectives and Policies

Woodside's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments as and when they fall due;
- maintain the capacity to fund its forecast project developments and exploration strategy;
- pay a reasonable dividend; and
- maintain a long-term credit rating of not less than 'investment grade'.

Woodside continually monitors and tests its forecast financial position against these criteria and, in general, will undertake hedging activity only when necessary to ensure that these objectives are achieved. Other circumstances which may lead to hedging activities include the purchase of reserves and underpinning the economics of a new project.

Commodity price, interest rate, foreign exchange and credit risk arise in the normal course of the Group's business. These risks are managed through Board approved directives which underpin treasury policies and processes. The Group's principal financial instruments, other than derivatives, comprise interest-bearing debt, finance leases, cash and short term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations.

Monthly treasury reports are presented to the Board detailing open positions, any new transactions and any policy breaches. The Board Audit & Risk Committee oversees both the internal and external audit reviews of the treasury function.

It is, and has been, throughout the period under review, the Group's policy that no speculative trading in financial instruments shall be undertaken.

(b) Financing Facilities

Woodside Finance Ltd., an entity controlled by Woodside Petroleum Ltd., is a party to US dollar borrowings. A summary of each debt facility available at 31 December 2006 is presented below.

	Bi-lateral A$m	Bonds A$m	364-day A$m	Total A$m
Consolidated				
As at 31 December 2006				
Facilities available at balance date	887.8	1,002.2	443.9	2,333.9
Facilities utilised at balance date	(504.8)	(1,002.2)	(313.3)	(1,820.3)
Facilities not utilised at balance date	383.0	-	130.6	513.6
Consolidated				
As at 31 December 2005				
Facilities available at balance date	614.3	1,096.1	68.3	1,778.7
Facilities utilised at balance date	(31.4)	(1,096.1)	-	(1,127.5)
Facilities not utilised at balance date	582.9	-	68.3	651.2

22. Financial Instruments (continued)

(b) Financing Facilities (continued)

Bi-lateral loan facilities

The Group has bi-lateral loan facilities totalling US$700 million. With the exception of one facility which expires in 2010, all are evergreen facilities with a five year term. Each year these facilities may be extended by a year subject to the bank's agreement. All facilities are dual-currency in US and Australian dollars with six of these facilities also being multi-currency. Interest rates are based on the London Inter-bank Offered Rate (LIBOR) (for US dollar drawings) and are fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facilities are subject to a financial covenant and a negative pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time during the reporting period.

Bonds

The Group has three unsecured bonds issued to 'qualified institutional buyers' in the United States of America as defined in Rule 144A under the US Securities Act 1933. The 2008 US$250 million bond has a fixed rate coupon of 6.6% p.a. and matures on 15 April 2008. The 2011 US$300 million bond has a fixed rate coupon of 6.7% p.a. and matures on 1 August 2011. The 2013 US$250 million bond has a fixed rate coupon of 5.0% p.a. and matures on 15 November 2013. Interest on all bonds is payable six monthly in arrears. The bonds are subject to various covenants and a negative pledge restricting the amount of future secured borrowings. Neither the covenants nor the negative pledge have been breached at any time during the reporting period.

364-day revolving credit facility

The Group has dual-currency 364-day revolving credit facilities totalling US$350 million. The interest rate is based on the bank's cost of funds and is fixed at the commencement of the drawdown period. Interest is paid at the end of the drawdown period. The facility is subject to a financial covenant pledge restricting the amount of future secured borrowings. Neither the covenant nor the negative pledge have been breached at any time during the reporting period.

Repayment obligations in respect of the amount of the facilities utilised are as follows:

Consolidated	**2006 A$m**	2005 A$m
Due		
No later than one year	313.3	31.4
Later than one year but not later than two years	315.8	-
Later than two years but not later than three years	-	339.1
Later than three years but not later than four years	48.2	-
Later than four years but not later than five years	832.8	-
Later than five years	310.2	757.0
	1,820.3	1,127.5

22 Financial Instruments (continued)

(c) Hedging and derivatives

Interest rates

The Group manages its exposure to interest rate risk by maintaining a mix of fixed and floating rate debt. In general the fixed rate debt and floating rate debt ratio is managed through an appropriate choice of debt instrument. The Group may enter into interest rate swaps to manage the ratio of fixed rate debt to floating rate debt. Hedging is undertaken against specific interest rate exposures only.

Instrument	Notional amount	Rate	Expiry	Hedge type	Fair value 2006 $m	Fair value 2005 $m
Interest rate swaps	US$250 million	Receive 5% fixed Pay LIBOR less 0.10%	2013	Fair value hedge - Designated to swap the 2013 US$250 million bond from a fixed rate to floating rate exposure.	(0.1)	5.1

Foreign currency

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currency other than Australian dollars.

Foreign exchange forward contracts	Sell US$8.5 million	Receive A$2.03/US$1	2006	Cash flow hedge - Manages exposure to changes in foreign exchange from anticipated US$ LNG sales receipts.	-	5.6

Borrowings of US$1,445 million are designated as a hedge of the net investments in the US dollar functional currency subsidiaries outlined in Note 33, and are being used to reduce the exposure to foreign exchange risk. Foreign exchange gains or losses on these borrowings are then transferred to equity to offset the gain or loss on translation of the net investments in the subsidiaries.

Commodity prices

The Group's future revenues are exposed to commodity price fluctuations. The Group may enter into commodity price derivative instruments to manage this exposure.

Crude oil zero cost collars	Sell	Receive		Cash flow hedge - Manages risk		
	6,600,000 bbl	US$55 – 77.34/bbl	2008	from anticipated oil production	(4.0)	-
	4,400,000 bbl	US$55 – 75.94/bbl	2009	receipts from the Vincent project.	(3.9)	-
	2,500,000 bbl	US$55 – 73.68/bbl	2010	Notional volumes amount to approximately 60% of total anticipated production from 2008 to 2010.	(3.9)	-
Natural gas swaps	Sell	Receive		Cash flow hedge - Manages risk		
	6,340,000 MMbtu	US$10.04/MMbtu	2006	from anticipated gas production	-	(6.4)
	4,670,000 MMbtu	US$9.01/MMbtu	2007	receipts from Gryphon Exploration	11.7	(8.0)
	5,310,000 MMbtu	US$8.39/MMbtu	2008	Company. Notional volumes amount to approximately 28% of anticipated production in 2007 and 2008.	2.0	(6.9)
Natural gas zero cost dollars	Sell	Receive		Cash flow hedge (subsidiary)		
	8,050,000 MMbtu	US$6.77 - $8.49/ MMbtu	2006	- Manages risk from anticipated gas	-	(28.0)
	3,850,000 MMbtu	US$6.57 - $8.87/ MMbtu	2007	production receipts from Gryphon Exploration Company, these hedges are not effective on consolidation. At 31 December 2006 the notional volumes amounted to approximately 20% of anticipated 2007 gas production.	1.2	(11.8)

22. Financial Instruments (continued)

(d) Effective Interest Rates and Maturity Profile

The effective interest rates on financial assets and liabilities as at 31 December 2006 were as follows:

	Floating interest rate	Fixed interest rate maturing in between						Non interest-bearing	Total	Effective interest rate
		1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	more than 5 years			
2006	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Consolidated										
Financial assets										
Cash	299.7	14.0	-	-	-	-	-	-	313.7	4.5
Receivables	-	-	-	-	-	-	-	625.6	625.6	-
Other financial assets	-	-	-	-	-	-	-	132.7	132.7	-
Financial liabilities										
Payables	-	-	-	-	-	-	-	(788.5)	(788.5)	-
Interest-bearing liabilities[1]	-	(313.3)	(315.8)	-	(48.2)	(832.8)	(310.2)	-	(1,820.3)	5.8
Financial liabilities-other	(0.1)	-	-	-	-	-	-	(11.7)	(11.8)	-
Net financial assets/ (liabilities)	299.6	(299.3)	(315.8)	-	(48.2)	(832.8)	(310.2)	(41.9)	(1,548.6)	-
Parent										
Financial assets										
Receivables	-	-	-	-	-	-	-	1,386.5	1,386.5	-
Other financial assets	-	-	-	-	-	-	-	309.5	309.5	-
Financial liabilities										
Payables	(508.6)	-	-	-	-	-	-	(131.6)	(640.2)	5.9
Net financial assets/ (liabilities)	(508.6)	-	-	-	-	-	-	1,564.4	1,055.8	-

(1) The average effective interest rate recognises the impact of interest rate swaps.

22 Financial Instruments (continued)

(d) Effective Interest Rates and Maturity Profile (continued)

The effective interest rates on financial assets and liabilities as at 31 December 2005 were as follows:

	Floating interest rate	Fixed interest rate maturing in between						Non interest-bearing	Total	Effective interest rate
		1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	more than 5 years			
2005	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**%**
Consolidated										
Financial assets										
Cash	142.6	90.3	-	-	-	-	-	-	232.9	5.0
Receivables	-	-	-	-	-	-	-	358.1	358.1	-
Other financial assets	5.1	-	-	-	-	-	-	57.7	62.8	-
Financial liabilities										
Payables	-	-	-	-	-	-	-	(642.0)	(642.0)	-
Interest-bearing liabilities[1]	-	(31.4)	-	(339.1)	-	-	(757.0)	-	(1,127.5)	5.7
Financial liabilities-other	-	-	-	-	-	-	-	(61.1)	(61.1)	-
Net financial assets/ (liabilities)	147.7	58.9	-	(339.1)	-	-	(757.0)	(287.3)	(1,176.8)	-
Parent										
Financial assets										
Receivables	0.5	-	-	-	-	-	-	807.3	807.8	5.4
Other financial assets	-	-	-	-	-	-	-	286.0	286.0	-
Financial liabilities										
Payables	(0.1)	-	-	-	-	-	-	(85.4)	(85.5)	-
Net financial assets/ (liabilities)	0.4	-	-	-	-	-	-	1,007.9	1,008.3	-

(1) The average effective interest rate recognises the impact of interest rate swaps.

(e) Credit Risk

Customers who wish to trade on unsecured credit terms are subject to credit verification procedures. Receivables balances are monitored on an ongoing basis with the result that the Parent's and Group's exposure to bad debts is not significant. Woodside's credit risk is limited to the carrying value of its financial assets. Derivative transactions are with counterparties with a credit rating equal to or better than the Group. At balance date there were no significant concentrations of credit risk.

22. Financial Instruments (continued)

(f) Fair Values

The carrying amounts and estimated fair values of financial assets and financial liabilities are as follows:

	Carrying amount		Fair Value	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Consolidated				
Financial assets				
Cash	313.7	232.9	313.7	232.9
Receivables - current	625.6	358.1	625.6	358.1
Other financial assets - current				
Derivative instruments	12.8	5.6	12.8	5.6
Other financial assets - non-current				
Investments in associated entities	1.0	1.3	1.0	1.3
Listed entity investments	58.8	21.4	58.8	21.4
Unlisted entity investments	4.5	2.8	4.5	2.8
Derivative instruments	55.6	31.7	55.6	31.7
Financial liabilities				
Payables - current	784.3	632.6	784.3	632.6
Payables - non-current	4.2	9.4	4.2	9.4
Interest-bearing liabilities - current	313.3	31.4	313.3	31.4
Interest-bearing liabilities - non-current	1,507.0	1,096.1	1,525.9	1,129.1
Other financial liabilities - current				
Derivative instruments	-	34.4	-	34.4
Other financial liabilities - non-current				
Derivative instruments	11.8	26.7	11.8	26.7
Parent				
Financial assets				
Receivables - current	278.9	282.0	278.9	282.0
Receivables - non-current	1,107.6	525.8	1,107.6	525.8
Other financial assets - non-current				
Investment in controlled entities	309.5	286.0	284.9	286.0
Financial liabilities				
Payables - current	508.6	0.1	508.6	0.1
Payables - non-current	131.6	85.4	131.6	85.4

The methods and assumptions used to estimate the fair value of financial instruments are outlined below:

Cash
The carrying amount is fair value due to the liquid nature of these assets.

Receivables/payables
Due to the short term nature of these financial rights and obligations, their carrying amounts are estimated to represent their fair values.

Other financial assets/liabilities
For financial assets and liabilities that are actively traded in organised financial markets, fair value is determined by reference to quoted market prices at the close of business on the balance sheet date. Where financial assets and liabilities are not actively traded, fair value is established by using other market accepted valuation techniques.

Interest-bearing liabilities
The fair value of fixed interest long-term borrowings (bonds) is determined by discounting all future cash flows of the bonds using the US interest rate swap curve as at the reporting date, adjusted for the Company's margin, which is based on the Group's credit rating.

23. Business Combinations

Effective 31 August 2005, Woodside Energy (USA) Inc. acquired a 100% interest in Gryphon Exploration Company Inc, ('Gryphon') an unlisted company based in the United States of America, with production and exploration leases in the Gulf of Mexico.

Accounting for the purchase price allocation against the value of assets was provisional at 31 December 2005 due to an ongoing assessment of the prospects purchased. Finalisation of this process resulted in a reallocation of $48.3 million from oil and gas properties to exploration and evaluation assets. The fair value of the purchase consideration for the Gryphon business remains unchanged.

The assets and liabilities arising from the acquisition are as follows:

	Carrying value of Gryphon at 31 August 2005	Purchase Price Reallocation - Fair value of Gryphon at 31 August 2005
	$m	$m
Current assets		
Cash assets	23.9	23.9
Receivables	12.4	12.4
Inventories	0.5	0.5
Other	7.0	7.0
Total current assets	43.8	43.8
Non-current assets		
Exploration and evaluation assets	74.4	239.3
Oil and gas properties	205.1	366.7
Other plant and equipment	0.6	0.6
Deferred tax asset	4.1	-
Total non current assets	284.2	606.6
Total assets	328.0	650.4
Current liabilities		
Payables	45.0	45.0
Interest-bearing liabilities	36.2	36.2
Financial liabilities	8.7	32.0
Other liabilities	-	8.9
Total current liabilities	89.9	122.1
Non-current liabilities		
Financial liabilities	4.0	12.6
Deferred tax liabilities	39.1	126.8
Provisions	5.5	9.3
Total non current liabilities	48.6	148.7
Total liabilities	138.5	270.8
Net assets	189.5	379.6
Purchase consideration:		
Cash paid		378.4
Direct costs relating to the acquisition		1.2
Total purchase consideration		379.6
Cash outflow on acquisition:		
Cash acquired with subsidiary		(23.9)
Net cash outflow		355.7

24. Expenditure Commitments

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(a) Operating Lease Commitments				
Rentals payable on non-cancellable operating leases, due:				
Within one year	269.5	98.8	-	-
After one year but not more than five years	621.3	209.2	-	-
Later than five years	514.1	202.5	-	-
	1,404.9	510.5	-	-

The Group leases assets for operations including: floating production, storage and off-take vessels, helicopters, supply vessels, cranes, land, mobile offshore drilling units, office premises and computers.

There are no restrictions placed upon the lessee by entering into these leases. Renewals are at the option of the specific entity that holds the lease. Most leases contain a clause enabling upward revision of the rental charge on an annual basis based on the Consumer Price Index.

The Group made payments under operating leases of $252.4 million during the year (2005: $120.1 million).

	Consolidated		Parent	
	2006	2005	**2006**	2005
(b) Capital Expenditure				
Expenditure contracted for but not provided for in the accounts, due:				
Within one year	1,083.6	763.8	-	-
After one year but not more than five years	636.9	320.1	-	-
Later than five years	-	-	-	-
	1,720.5	1,083.9	-	-
(c) Other Expenditure Commitments				
Other expenditure commitments predominantly for the future supply of services contracted for but not provided for in the accounts, due:				
Within one year	89.6	46.6	-	-
After one year but not more than five years	87.0	63.7	-	-
Later than five years	105.0	29.2	-	-
	281.6	139.5	-	-
(d) Exploration Commitments				
Exploration expenditure obligations contracted for but not provided for in the accounts, due:				
Within one year	122.7	145.9	-	-
After one year but not more than five years	135.5	135.0	-	-
Later than five years	1.7	-	-	-
	259.9	280.9	-	-
By region:				
Australia				
Browse Basin	0.4	2.7	-	-
Barrow Basin	0.6	-	-	-
Carnarvon Basin	81.9	27.5	-	-
Bonaparte Basin	8.0	10.5	-	-
Great Australian Bight	1.8	38.7	-	-
Victoria	16.0	22.2	-	-
The Americas				
Gulf of Mexico	5.0	11.6	-	-
Brazil	35.2	-	-	-
Africa				
West Africa (Mauritania, Sierra Leone)	31.3	64.2	-	-
North Africa (Algeria, Libya)	66.2	97.4	-	-
East Africa (Kenya)	13.5	6.1	-	-
	259.9	280.9	-	-

These obligations may be varied from time to time and are expected to be fulfilled in the normal course of operations of the Group.

25. Employee Benefits

(a) Woodside Employee Share Plan

During 2006, following a review of Woodside's total reward strategy across global operations, the Group decided to close the Woodside Employee Share Plan ('WESP' or 'the plan') with the last allocation being made to employees in 2006. On announcement of plan closure, unrestricted possession (full entitlement) of these shares was provided immediately to employees. Employees are required to repay or refinance WESP loans by 31 December 2009.

Under the WESP eligible employees were granted loans for the on-market purchase of shares in Woodside Petroleum Ltd. The loans are interest-free, limited-recourse, are reduced by the application of dividends (after taking into account employee liability for tax on those dividends), and are repayable upon the sale of shares or termination of the employee. Prior to closing the WESP, the Company assessed incremental loan offer entitlements in accordance with pre-established criteria based on remuneration levels.

WESP members receive all of the rights of ordinary shareholders. Where the loan is repaid by the sale of shares, any remaining surplus on sale is paid to the employee while any shortfall is borne by Woodside. During 2006, 2,190 employees (2005: 1,968 employees) participated in the plan.

Other relevant terms and conditions applicable to WESP grants include:

- The number of shares that were acquired with each loan is a function of the weighted average price of Woodside Petroleum Ltd. shares on the Australian Securities Exchange (ASX) over the week prior to the acquisition date, plus brokerage and stamp duty;
- The number of shares that were acquired under the plan was limited to the equivalent of 5.0% of issued ordinary share capital of Woodside Petroleum Ltd. At 31 December 2006, the number of shares held by employees within the plan is equivalent to 1.32% (2005: 1.58%);
- The shares were acquired by the plan on the open market and were allocated to the employees participating in the scheme.

The following table illustrates the number and weighted average prices of shares reserved, acquired and redeemed during the year by the plan on behalf of employees.

	2006			2005		
	Number of shares	Weighted average price $	Cost $m	Number of shares	Weighted average price $m	Cost $m
Opening balance	10,536,682	15.42	162.5	12,016,576	12.69	152.4
Purchases during the year	1,684,910	43.12	72.7	2,443,130	24.50	59.9
Redemptions during the year	(3,415,156)	14.91	(50.7)	(3,923,024)	12.69	(49.8)
Closing balance	8,806,436	20.92	184.5	10,536,682	15.42	162.5
Less Cumulative dividends applied			(16.3)			(14.5)
Shares reserved for employees	8,806,436	19.10	168.2	10,536,682	14.05	148.0
Shares eligible for unrestricted possession	8,806,436	20.92	184.5	4,824,423	11.46	55.3

During the year ended 31 December 2006 3,415,156 (2005: 3,923,024) shares were sold by the WESP on behalf of employees at a weighted average share price of $30.59 (2005: $24.59).

25. Employee Benefits (continued)

(a) Woodside Employee Share Plan (continued)

Loans to employees under WESP are accounted for as share-based payments to employees for services provided. The fair value of the benefit provided is estimated using the Binomial option pricing model as follows:

Grant date	Shares acquired	Share price at acquisition date[1]	Employee Benefit Fair value[2]	Valuation Assumptions[3]		
				Expected volatility	Risk free interest rate	Expected life
		($)	($/share)	(%)	(%)	(years)
2005						
February	356,544	20.70	6.49	17.0	5.4	5.0
May	1,498,909	23.07	7.11	17.0	5.2	5.0
August	238,111	29.86	9.08	17.0	5.2	5.0
October	349,566	30.87	10.09	20.0	5.4	5.0
2006						
February	192,970	44.87	14.06	22.9	5.2	5.0
May	1,172,912	42.90	11.16	22.9	5.5	3.6
August	319,028	42.87	10.93	22.9	5.9	3.4

(1) The share price at acquisition date is deemed to be the exercise price.
(2) The closure of WESP did not result in incremental employee benefit fair value.
(3) The expected life of the instrument is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. All features have been included in the valuation of the benefit.

(b) Executive Incentive Plan

The Executive Incentive Plan (EIP) became effective 1 January 2005. For details regarding the EIP and Woodside's remuneration structure for the CEO and senior executives refer to Note 26(c).

The following table illustrates the number and weighted average prices of shares reserved and acquired during the year by the plan.

	2006			2005		
	Number of shares	Weighted average price $	Cost $m	Number of shares	Weighted average price $m	Cost $m
Opening balance	-	-	-	-	-	-
Purchases during the year	202,430	46.66	9.4	-	-	-
Shares reserved for executives under EIP	202,430	46.66	9.4	-	-	-

Shares for the March 2006 grant are held in Trust and the Executive's do not have any beneficial rights to these shares until approval is given by the Board.

25. Employee Benefits (continued)

(b) Executive Incentive Plan (continued)

The EIP is accounted for as a share based payment to employees for services provided. The fair value of the benefit provided is estimated using the Binomial option pricing model:

	Long term incentive VPRs issued	Share price at grant date	Employee benefit fair value	Exercise period		Valuation Assumptions		
						Expected volatility	Risk free interest rate	Expected life
Grant		($)	($/VPR)	From	To	(%)	(%)	(years)
Time tested VPR								
March 2006	59,202	24.50	22.80	13/03/2009	13/03/2009	23	5.7	3.0
March 2007	55,030	40.00	37.30	14/03/2010	14/03/2010	24	5.2	3.0
Total	114,232							
TSR tested VPR								
March 2006	143,228	24.50	14.25	13/03/2009	13/03/2011	23	5.7	3.0-5.0
March 2007	110,082	40.00	22.30	14/03/2010	14/03/2012	24	5.2	3.0-5.0
Total	253,310							

There were no VPRs eligible for unrestricted possession as at 31 December 2006 and 8,868 VPRs were forfeited during the year then ended. The exercise price payable on the exercise of VPR is $1 for the total number exercised on any calendar date.

25. Employee Benefits (continued)

(c) Defined Benefit Superannuation Plan

(i) Superannuation plan

All employees of the Group are entitled to benefits from the Group's superannuation plan on retirement, disability or death. The Group has one funded plan with a defined benefit section and a defined contribution section. The defined benefit section plan provides lump sum benefits based on years of service and final average salary. The defined benefit section of the plan is closed to new members. All new members receive accumulation only benefits. The defined contribution section receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

The Group has a legal obligation to settle defined benefit plan deficits, however these do not need to be settled with an immediate contribution or additional one-off contribution. Any defined benefit plan surplus may only be used to reduce future contributions from the Group.

The present value of the defined benefit obligation has been determined using the Projected Unit Credit Method.

Employer contributions

The Group intends to contribute 3% of salaries for defined benefit members eligible for award contributions and at the rates allocated to accumulation member's accounts in line with the actuary's latest recommendations. Employer contributions to the defined benefit section of the plan are based on recommendations by the plan's actuary. Actuarial assessments are made annually, and the last such assessment was made with respect to 31 December 2005 balances.

Funding method

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the "attained age normal" method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

	Consolidated	
	2006	2005
	$m	$m
(ii) Balance sheet amounts		
Present value of the defined benefit obligation	(126.6)	(118.1)
Fair value of defined benefit plan assets	175.1	157.7
Net asset in the balance sheet	48.5	39.6

	Consolidated	
	2006	2005
	%	%
(iii) Categories of plan assets		
The major categories of plan assets are as follows:		
Cash	13	14
Australian Equity	36	34
International Equity	28	28
Fixed income	15	15
Property	8	9
	100	100

25. Employee Benefits (continued)

(c) Defined Benefit Superannuation Plan (continued)

	Consolidated 2006 $m	2005 $m
(iv) Reconciliations		
Reconciliation of the present value of the defined benefit obligation, which is fully funded:		
Balance at beginning of year	(118.1)	(119.4)
Current service cost	(8.5)	(9.8)
Interest on obligation	(5.3)	(5.3)
Actuarial gains/(losses)	(5.4)	1.3
Plan participants' contributions	(5.2)	(3.4)
Benefits, administrative expenses, premiums and tax paid	16.3	19.5
Net transfers out	(0.4)	(1.0)
Defined benefit obligation at end of year	(126.6)	(118.1)
Reconciliation of the fair value of plan assets/(liabilities):		
Balance at beginning of year	157.7	142.8
Expected return on plan assets	10.9	9.9
Actuarial gains/(losses)	11.5	11.9
Employer contributions	5.8	8.2
Plan participants' contributions	5.2	3.4
Benefits, administrative expenses, premiums and tax paid	(16.3)	(19.5)
Net transfers in	0.3	1.0
Fair value of plan assets at end of year	175.1	157.7
Reconciliation of superannuation asset/(liability):		
Present value of defined benefit obligation	(133.8)	(124.0)
Provision for contributions tax	7.2	5.9
Fair value of plan assets	175.1	157.7
Fair value of surplus assets at end of year	48.5	39.6

(v) Amounts recognised in income statement

	2006 $m	2005 $m
The amounts recognised in the income statement are as follows:		
Current service cost	(8.5)	(9.8)
Interest cost	(5.2)	(5.3)
Expected return on plan assets	10.9	9.8
Net actuarial gains recognised in year	6.1	13.2
Superannuation income	3.3	7.9

25. Employee Benefits (continued)

(c) Defined Benefit Superannuation Plan (continued)

(vi) *Principal actuarial assumptions*

The principal actuarial assumptions used as at balance sheet date were as follows:

	Financial year ending	
	31 December 2006	31 December 2005
Discount rate – active members	4.90% p.a.	4.40% p.a.
Discount rate – pensioners	5.80% p.a.	5.20% p.a.
Expected rate of return on plan assets – active members	7.00% p.a.	7.00% p.a.
Expected rate of return on plan assets – pensioners	7.00% p.a.	7.00% p.a.
Expected salary increase rate	4.00% p.a.	4.00% p.a.
Expected pension increase rate	2.50% p.a.	2.50% p.a.

The expected rate of return on plan assets is determined by weighting the expected long term return for each asset class by the benchmark allocation of assets to each class. The returns for each asset class are net of investment tax and investment fees. This resulted in the selection of a 5.80% rate of return on assets (discount rate).

(vii) *Historical information*

	Financial year ending	
	31 December 2006	31 December 2005
	$m	$m
Present value of defined benefit obligation[1]	126.6	118.1
Fair value of plan assets	175.1	157.7
Surplus/(deficit) in plan	48.5	39.6
Experience adjustments gain/(loss) – plan assets	11.5	11.9
Experience adjustments gain/(loss) – plan liabilities	(5.5)	1.3

(1) Includes any provision for contribution tax on plan surplus or deficit.

(d) Employee benefits expense

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Employee benefits	130.4	109.9	0.6	0.6
Defined contribution plan costs	8.0	9.7	-	-
Defined benefit plan income	(3.3)	(7.9)	-	-
	135.1	111.7	0.6	0.6

26 Key Management Personnel Compensation

(a) Key Management Personnel

Key Management Personnel refers to those persons who have authority and responsibility for planning, directing and controlling the activities of Woodside Petroleum Ltd. and the Woodside group of companies, directly or indirectly, including any director (whether executive or otherwise) of Woodside Petroleum Ltd. The Key Management Personnel of Woodside Petroleum Ltd. during the year were:

Name	Position	Period
Executives		
D Voelte	Chief Executive Officer and Managing Director	
M Chatterji	Chief Financial Officer	
R Cole	General Counsel	Commenced 10/04/2006
A J Kantsler	Director, Exploration and New Ventures	
P Moore	Director, Development	
K W Spence	Director, Enterprise Capability	
R A Carroll	Chief Financial Officer	Resigned 31/10/2006
Non-Executive Directors		
C B Goode	Chairman	
R E S Argyle	Director (Non-Executive)	Retired 12/04/2006
J R Broadbent	Director (Non-Executive)	
A T Calvert	Director (Non-Executive)	
M A Chaney	Director (Non-Executive)	
A Jamieson	Director (Non-Executive)	
P H J M Jungels	Director (Non-Executive)	
D I McEvoy	Director (Non-Executive)	
P M van Rossum	Director (Non-Executive)	Resigned 15/02/2006
T N Warren	Director (Non-Executive)	Retired 15/02/2006
J Stausholm	Director (Non-Executive)	Commenced 20/06/2006
E Fraunschiel	Director (Non-Executive)	
R R Caplan	Director (Non-Executive)	Commenced 15/02/2006

26 Key Management Personnel Compensation (continued)

(b) Woodside Structure and Employees

Woodside Petroleum Ltd. is the listed parent and holding company of the Woodside group of companies. The Managing Director and Chief Executive Officer (CEO), Mr Donald Voelte, is the only person employed by Woodside Petroleum Ltd. Most employees of the Woodside group of companies, including the key management personnel discussed in this report, are employed by Woodside Energy Ltd.

The remuneration disclosure and practices discussed in this report relate to both Woodside Petroleum Ltd. and the Woodside group.

Executive Remuneration Policy

The Board recognises that Woodside's performance is dependent on the quality of its people. To achieve its financial and operating objectives, Woodside must be able to attract, retain, and motivate, highly skilled executives. Woodside's executive remuneration policy and principles have been designed to ensure that Woodside:

- provides competitive rewards that attract, retain and motivate executives of the highest calibre;
- sets demanding levels of performance which are clearly linked to an executive's remuneration;
- structures remuneration at a level that reflects the executive's duties and accountabilities and is competitive within Australia and, for certain roles, internationally;
- benchmarks remuneration against appropriate comparator groups at the 75th percentile;
- aligns executive incentive rewards with the creation of value for shareholders; and
- complies with applicable legal requirements and appropriate standards of governance.

Woodside's policy to remunerate executives fairly and responsibly and in accordance with the Australian (and in some instances, international) market is supported by ensuring that:

- there is a clear relationship between the performance of Woodside, individual performance and remuneration;
- the policy underlying executive remuneration is openly communicated to and understood by executives; and
- the approach to executive remuneration demonstrates continuity and consistency with minimum exceptions.

Executive remuneration is reviewed annually having regard to individual and business performance against agreed financial and non-financial performance measures set at the start of the year, relevant comparative information and expert advice from both internal and independent external sources.

26 Key Management Personnel Compensation (continued)

(c) Executive Remuneration Structure

Woodside's remuneration structure for the CEO and senior executives is divided into two principal components:

- Fixed Annual Reward (FAR) which is 'not at risk'; and
- Variable Annual Reward (VAR), which is 'at risk' and includes a Short-Term Incentive (STI) and a Long-Term Incentive (LTI).

Fixed Annual Reward

The FAR component of executive remuneration comprises base salary, superannuation contributions and other allowances such as motor vehicle and health insurance. It is determined by the scope of each executive's role, level of knowledge, skill and experience along with their individual performance. Woodside annually reviews and benchmarks this component of executive remuneration against appropriate market comparisons using information and advice from external consultants.

Variable Annual Reward

The VAR component of executive remuneration is set in accordance with the Executive Incentive Plan, which commenced 1 January 2005 and was approved by shareholders at the Annual General Meeting on 19 April 2005.

A Base Incentive Pool is established for each Performance Year by reference to market data on variable rewards. It is calculated as the sum of each participant's fixed annual reward multiplied by their variable pay percentage. The Base Incentive Pool is adjusted up or down after the end of the year to produce an Annual Incentive Pool, as measured by Woodside Economic Value Added (EVA[1]). No VAR is payable if the adjustment results in a Pool Deficit. A Pool Deficit occurs in any Performance Year if the application of the Annual Incentive Pool calculation (which takes movements in internal and external Risked Asset Value (RAV) into consideration) to the Base Incentive Pool produces a negative value.

Under the plan, the CEO and senior executives are entitled to a percentage of the Annual Incentive Pool (their VAR) which comprises a short-term cash incentive and a long-term Variable Pay Right (VPR) incentive as follows:

Type	Makeup	Incentive	Right	Payment timing
STI[2]	40%	Cash	Entitlement	March or April following the performance year
LTI[3]	20%	Time-tested VPR	Conditional entitlement	Three years from allocation date
LTI[3]	40%	TSR[4]-tested VPR	Conditional entitlement	Between three and five years from allocation date

(2) Short-term incentive
(3) Long term incentive
(4) Total shareholder return

The vesting conditions are as follows:

Cash	• No resignation or dismissal before the end of the Performance Year
Time-tested VPR	• No resignation or dismissal prior to expiry of three years from Allocation Date
TSR-tested VPR	• TSR hurdle is satisfied for a period of 30 consecutive days, between three and five years from allocation date • No resignation or dismissal prior to TSR hurdle being satisfied

No VAR is payable if an unacceptable level of performance is noted in the executive's individual Performance Assessment, as assessed after the end of a Performance Year.

The TSR Hurdle Rate is set by the Board with reference to the Cost of Equity Capital at that time. Executives will be notified of the TSR Hurdle Rate for each allocation of TSR-tested VPR and once the TSR Hurdle Rate is set, it will apply throughout the VPR vesting cycle. The Board will determine from time to time whether VPRs are to be satisfied in cash or in Woodside shares at the time of vesting.

(1) EVA® is a registered trademark of Stern Stewart and Co.

26. Key Management Personnel Compensation (continued)

(c) Executive Remuneration Structure (continued)

If there is any variation in Woodside's capital structure (including any pro-rata issue, *consolidation or subdivision*) while VPRs remain outstanding, the number of VPRs will be adjusted to maintain value equivalence between one VPR and one Woodside share.

If an executive's employment is terminated by Woodside with cause or due to resignation during the Performance Year, the executive will receive no cash incentive payment and no VPR. If an executive dies or suffers total and permanent disability, all VPRs which have been allocated to the executive will immediately vest. Subject to the discretion of the Board, VPRs may immediately vest in the event of a change of control of Woodside.

The Board has power under the rules of the EIP to terminate, suspend or amend the EIP, and to alter the management or administration of the EIP. Board decisions about the operation of the EIP will be made on the recommendation of the Human Resources & Compensation Committee.

Further details on how the EIP operates are set out in the rules and in the Notice of 2005 Annual General Meeting, copies of which are available on the website (www.woodside.com.au).

(d) Relationship between Remuneration and Woodside Performance

The Human Resources & Compensation Committee and the Board continually seek to strengthen the link between executive remuneration and Woodside's performance. The recently adopted EIP, which is described in more detail above, is an integral part of Woodside's overall approach to performance based remuneration.

Notwithstanding that there are a number of internal and external factors relevant to Woodside's performance over the past three years, the Board believes that Woodside's performance over the past three years can be, at least partly attributed to, the ability to attract, retain and reward executives which can, in turn, be linked to sound recruitment and remuneration policies Woodside has had in place over that period.

The following table illustrates Woodside's performance over the previous three years.

Year ended 31 December	**2006**	2005	2004
Net profit after tax ($m)	1,427	1,107	1,146
Earnings per share (cents)	217	169	175
Dividend per share (cents)	126	93	59
Dividend payout ratio (%) Before Significant Items	60.2	59.7	58.5
Share closing price ($)	38.11	39.19	20.10
5-year rolling TSR (%)	26.6	29.4	19.8
STI awards paid/payable to executives as % of NPAT	0.31	0.50	0.13
LTI awards paid/payable to executives as % of NPAT[1]	0.47	0.75	-

(1) This reflects the value of long-term incentive awards made to the executives under the EIP only. Prior to 2005, long-term incentives involved the provision of an interest-free limited-recourse loan to the executives under the WESP with the value of the loan allocated being based on an executive's role and expressed as a percentage of FAR. It is therefore not possible to express the LTIs awarded prior to 2005 as a percentage of Net Profit after Tax (NPAT)

26. Key Management Personnel Compensation (continued)

(e) Executive Directors

At the date of this report the Chief Executive Officer (CEO), Mr Donald Voelte, is the only Executive Director on the Board.

CEO Employment contract

Mr Voelte was appointed as Woodside's CEO with effect from 5 April 2004. Mr Voelte's employment contract with Woodside Petroleum Ltd. was originally for a fixed term of 4 years and 360 days. On 18 July 2006, Mr Voelte's employment contract was converted from a fixed term contract to a contract without a fixed term.

Under his employment contract, Mr Voelte receives an annual salary, participates in the EIP (subject to the matters described in more detail below) and receives the superannuation, health insurance and other benefits available to Woodside executives.

CEO Remuneration

The remuneration provisions of Mr Voelte's employment contract as it applied for 2006 provided for:

- A FAR of $2,100,000 p.a. (subject to annual review in accordance with his employment contract).
- A VAR of 125% of FAR under the EIP, which will be adjusted depending on Woodside's company performance with reference to Woodside EVA, the CEO's individual performance and board discretion. The VAR allocation includes a:
  - short-term incentive component: 40% of the VAR will be paid in cash with Mr Voelte's salary in the April following the allocation of a VAR; and
  - long-term incentive component: 60% of the VAR will be allocated as VPRs.
- Discretion exercised by the Board.

For further details on the EIP see the section above on 'Variable Annual Reward'.

Other benefits

Mr Voelte's employment in Australia may have adverse tax consequences for Mr Voelte and his wife in respect of his non-Australian income. Woodside has agreed to a limited 'taxation equalisation' provision to compensate for this. Mr Voelte and his wife may claim reimbursement of tax paid or payable to the Australian Taxation Office for income or gain in relation to certain disclosed investments in the USA to a maximum of US$500,000 over the term of Mr Voelte's employment.

Termination

Mr Voelte's employment contract may be terminated by:

- Mr Voelte, at any time during the term of the agreement on giving six months' notice;
- Woodside, immediately in the event of serious misconduct or in other nominated circumstances;
- Woodside, at any time, giving payment of 12 months FAR; and
- Mr Voelte's death.

On termination of the employment contract for any of the reasons outlined above, Mr Voelte (or his estate in the event of his death) will be entitled to:

- payment or award of any FAR calculated up to the termination date;
- any annual leave entitlement accrued as at the termination date; and
- any payment or award under the EIP or the 2004 long-term incentive calculated to the termination date (other than where his employment contract is summarily terminated).

If Mr Voelte resigns, Woodside may terminate Mr Voelte's employment before the notice period has expired and pay him an amount equal to a proportion of the FAR, at the time at which notice is given, which corresponds to the remainder of the notice period which was not worked by Mr Voelte.

If Woodside terminates Mr Voelte's employment (other than on certain stipulated grounds such as misconduct), Mr Voelte will also be entitled to a termination payment equivalent to 12 months of his FAR, as at the termination date. This payment is subject to statutory and regulatory restrictions.

Mr Voelte is restrained from certain activities for specified periods after termination of his employment in order to protect Woodside's interests. Mr Voelte's employment contract also contains provisions for the protection of Woodside's interests in areas such as confidential information, intellectual property and moral rights.

26. Key Management Personnel Compensation (continued)

(f) Key Management Personnel

Contracts for Key Management Personnel

This section contains information relating to the Key Management Personnel.

A summary of the contractual provisions for the Key Management Personnel (other than the Directors) is set out in the following table.

Name and job title	Employing company	Contract duration	Notice period company [1]	Notice period employee
M Chatterji, Chief Financial Officer	Woodside Energy Ltd.	Unlimited	12 months	6 months
R Cole, General Counsel	Woodside Energy Ltd.	Unlimited	12 months	6 months
A J Kantsler, Director Exploration & New Ventures	Woodside Energy Ltd.	Unlimited	12 months	6 months
P Moore, Director Development	Woodside Energy Ltd.	Unlimited	12 months	6 months
K W Spence, Director Enterprise Capability	Woodside Energy Ltd.	Unlimited	12 months	6 months
R A Carroll[2], Chief Financial Officer	Woodside Energy Ltd.	Unlimited	12 months	6 months

(1) Termination Provisions - Woodside may choose to terminate the contract immediately by making a payment equal to the 'Company Notice Period' of FAR in lieu of notice.
(2) Resigned 31/10/2006.

26 Key Management Personnel Compensation (continued)

Key Management Personnel Remuneration

Executive remuneration

The 'not at risk' and 'at risk' remuneration elements that apply to the executives are set out on page 50.

Executive Variable Annual Reward Allocations

The VAR allocation is a percentage of the relevant executive's FAR and is uncapped and adjusted depending on Woodside's performance with reference to Woodside EVA result, the executive's individual performance and Board discretion. An executive's VAR allocation is either 50% or 75% of their FAR depending on their role and consists of:

- 40% short term incentive opportunity. The executive STI payments for both 2005 and 2006 performance years have been approved by the Board and are detailed in the table on page 58.
- 60% long term incentive opportunity in the form of VPRs. The executive LTI allocations for both the 2005 and 2006 performance years have been approved by the Board and are detailed in the table on page 55.

The 'fair value' of the VPR allocations for 2005 and the estimated 'fair value' for the 2006 VPR allocations have been determined using a Binomial Model.

For further details on the EIP see the section above on 'Variable Annual Reward'.

Set out on page 55 is a table summarising the executives' interests in long term incentives during 2006.

26. Key Management Personnel Compensation (continued)

Variable pay rights granted to disclosed executives

LTI – Time tested[1]

Name	Grant date	Expiry date[1]	Awarded	Fair value of VPR for performance year 2006	2005
D Voelte	March 2006	13/03/2009	12,827		22.80
	March 2007[6]	14/03/2010	19,486	37.30	
Total			32,313		
M Chatterji	March 2006	13/03/2009	3,429		22.80
	March 2007	14/03/2010	5,343	37.30	
Total			8,772		
R Cole	March 2006	13/03/2009	-		22.80
	March 2007	14/03/2010	1,327	37.30	
Total			1,327		
P Moore	March 2006	13/03/2009	2,186		22.80
	March 2007	14/03/2010	2,145	37.30	
Total			4,331		
A J Kantsler	March 2006	13/03/2009	3,278		22.80
	March 2007	14/03/2010	1,598	37.30	
Total			4,876		
K W Spence	March 2006	13/03/2009	3,309		22.80
	March 2007	14/03/2010	1,947	37.30	
Total			5,256		
R A Carroll[2]	March 2006	13/03/2009	2,539		22.80
	March 2007	14/03/2010	845	37.30	
Total			3,384		
D Clegg[3]	March 2006	13/03/2009	1,465		22.80
	March 2007	14/03/2010	549	37.30	
Total			2,014		

LTI – TSR tested[4]

Name	Grant date	Expiry date	Awarded	2006	2005
D Voelte	March 2006[5]	13/03/2011	50,464		14.25
	March 2007[6]	14/03/2012	38,972	22.30	
Total			89,436		
M Chatterji	March 2006	13/03/2011	6,859		14.25
	March 2007	14/03/2012	10,685	22.30	
Total			17,544		
R Cole	March 2006	13/03/2011	-		14.25
	March 2007	14/03/2012	2,655	22.30	
Total			2,655		
P Moore	March 2006	13/03/2011	4,372		14.25
	March 2007	14/03/2012	4,290	22.30	
Total			8,662		
A J Kantsler	March 2006	13/03/2011	6,554		14.25
	March 2007	14/03/2012	3,196	22.30	
Total			9,750		
K W Spence	March 2006	13/03/2011	6,618		14.25
	March 2007	14/03/2012	3,893	22.30	
Total			10,511		
R A Carroll[2]	March 2006	13/03/2011	5,079		14.25
	March 2007	14/03/2012	1,690	22.30	
Total			6,769		
D Clegg[3]	March 2006	13/03/2011	2,931		14.25
	March 2007	14/03/2012	1,099	22.30	
Total			4,030		

(1) Expiry date and exercise date are the same
(2) Resigned 31/10/2006.
(3) Resigned 23/09/2006.
(4) Exercise date is from 13/03/2009 to 13/03/2011 in respect of March 2006 grants and from 14/03/2010 to 14/03/2012 in respect of March 2007 grants.
(5) Incorporates the additional TSR tested VPR award of $1,000,000 in respect of the 2005 performance year.
(6) Incorporates the additional allocation of $900,000 awarded in the form of a VPR for the 2006 performance year.

As at 31 December 2006 no VPRs had vested. For the disclosed executives no variable pay rights lapsed.

Shares for the March 2006 grant are held in trust and the Executive's do not have any beneficial rights to their shares until approval is given by the Board

The VPR for March 2007 grant has been calculated using a share price of $36.95 (closing 07/02/2007 price). The actual grant price will be determined using a weighted average up to 14/03/2007, which will be restated in the 2007 Full Financial Report

26. Key Management Personnel Compensation (continued)

(g) Non-executive Directors

Remuneration policy

The Board recognises that, in order to achieve Woodside's financial and operating objectives, Woodside must be able to attract, retain and motivate talented non-executive Directors.

Woodside's non-executive Directors remuneration policy aims to reward non-executive Directors fairly and responsibly having regard to:

- the level of fees paid to Directors relative to other major Australian companies;
- the size and complexity of Woodside's operations; and
- the responsibilities and work requirements of individual Board members.

Fees paid to non-executive Directors of Woodside are recommended by the Human Resources & Compensation Committee based on advice from external remuneration consultants and determined by the Board, subject to the aggregate limit of $2,300,000 approved by shareholders at the 2004 Annual General Meeting.

Remuneration payable

Non-executive Director remuneration consists only of base fees and committee fees. Non-executive Directors are not entitled to incentive rewards for annual results or otherwise according to Woodside's performance.

Board fees are not paid to executive Directors as the time spent on Board work and the responsibilities of Board membership are considered in determining the remuneration package provided as part of their normal employment conditions.

26. Key Management Personnel Compensation (continued)

(g) Non-executive Directors (continued)

Position	Annual fee
Chairman of the Board (inclusive of all committee work)	$485,000 ($409,349 to 30 September 2006)
Non-executive Directors other than the Chairman	$130,000 ($124,845 to 30 April 2006)
Chairman of the Audit & Risk Committee	$31,500
Chairman of a Board Committee other than the Audit & Risk Committee	$21,000
Members of a Board Committee other than the Chairman of that Committee	$14,000

In addition to these fees, non-executive Directors are entitled to:

- either a contribution to superannuation or an allowance equivalent to the Superannuation Guarantee Levy (currently 9%), dependent on their personal circumstances and based on Board and Committee fees; and
- all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees or shareholder meetings or while engaged on Woodside business.

There is no provision for compensation payable on early termination of their directorship for any non-executive Directors.

Equity participation

Under the terms of the Non-Executive Directors' Share Plan ('NEDSP'), non-executive Directors may elect to sacrifice a percentage of their remuneration to be applied to the purchase of shares of the Company. These shares are acquired by on-market purchase. Participation in the NEDSP is voluntary and therefore the shares are not subject to performance conditions.

26 Key Management Personnel Compensation (continued)

(h) Remuneration of Key Management Personnel of the Woodside Group

Executives	Year[5]	Short-term: Cash salary & fees — Salaries, fees and allowances[1] $	Short-term: Cash bonuses — Short-term incentive bonus[2] $	Short-term: Non monetary — Benefits & allowances[3] $	Post employment: Pension super — Company contributions to superannuation $
D Voelte, Executive Director	**2006**	1,876,525	1,440,000	44,718	12,413
	2005	1,495,703	1,034,000	57,039	11,862
M Chatterji, Chief Financial Officer	**2006**	465,162	394,821	101,784	81,679
	2005	351,367	276,457	53,464	62,526
R Cole, General Counsel	**2006**	274,726	98,091	5,853	48,265
	2005	-	-	-	-
A J Kantsler, Director Exploration & New Ventures	**2006**	555,368	200,701	13,372	97,970
	2005	420,899	353,312	38,324	78,340
P Moore, Director, Development	**2006**	400,657	158,527	8,502	70,842
	2005	90,195	176,241	1,542	12,958
K W Spence, Director, Enterprise Capability	**2006**	629,494	161,183	12,324	77,162
	2005	598,926	406,423	39,072	135,070
D G P Parkinson, Director Development[7, 8]	**2006**	629,400	-	345,001	-
	2005	855,257	223,787	82,008	165,090
R A Carroll Chief Financial Officer[9]	**2006**	483,696	62,458	6,689	56,400
	2005	451,575	204,726	5,532	36,052
D P Clegg, Acting Director, North West Shelf Ventures[7, 10]	**2006**	271,384	40,644	5,831	47,471
	2005	398,421	178,762	7,061	62,526
TOTAL	**2006**	5,586,412	2,556,425	544,074	492,202
	2005	4,662,343	2,853,708	284,042	564,424

(1) Mr Voelte elected to be paid his balance of superannuation benefits as a superannuation-in-lieu allowance. The amount is included in salaries, fees and allowances
(2) The amount represents the Short Term Incentive earned in the respective year, which is actually paid in the following year.
(3) Reflects the value of allowances and benefits including but not limited to travel, motor vehicle and health insurance.
(4) In accordance with the requirements of AASB 124 *Related Party Disclosures*, the fair value of rights as at their date of grant has been determined by applying the binomial valuation method. The fair value of rights is amortised over the vesting period, such that 'Total remuneration' includes a proportion of the fair value of unvested equity compensation during the year. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should these equity instruments vest

Equity Options and rights Share plan(4)	Termination /sign on benefits(5)	Total remuneration	Performance related
$	$	$	%
519,510	-	3,893,166	50
192,960	-	2,791,564	44
125,367	-	1,168,813	45
35,833	-	779,647	40
22,244	-	449,179	27
-	-	-	-
61,022	-	928,433	28
34,243	-	925,118	42
58,792	100,000	797,320	27
22,842	150,000	453,778	44
67,199	-	947,362	24
34,577	-	1,214,068	36
-	-	974,401	-
-	-	1,326,142	17
40,697	715,162	1,365,102	8
26,533	341,343	1,065,761	22
24,528	458,149	848,007	8
15,311	-	662,081	29
919,359	1,273,311	11,371,783	
362,299	491,343	9,218,159	

(5) The amount for Mr Carroll and Mr Clegg in 2006 represent termination benefits paid.
(6) The 2005 executive and senior staff compensation pool was allocated to specific executives and senior staff in March 2006 after the issue of the 2005 Financial Report. 2005 comparitives have been updated to reflect actual allocations.
(7) Included as part of the top five most highly remunerated executives.
(8) Departed 31/12/2006.
(9) Resigned 31/10/2006.
(10) Resigned 23/09/2006.

26. Key Management Personnel Compensation (continued)

(h) Remuneration of Key Management Personnel of the Woodside Group (continued)

		Short – term				Post employment		
		Cash Salary & fees		Cash bonuses	Non monetary	Pension super	Prescribed benefits	
Non-Executive Directors	Year	Salaries, fees & allowances	NEDSP[1]	Short-term incentive / bonus	Benefits & allowances	Company contributions to superannuation	Directors retiring allowance	Total
		$	$	$	$	$	$	$
C B Goode	**2006**	73,179	355,083	-	-	38,544		466,806
	2005	68,076	341,273	-	-	36,841	-	446,190
R E S Argyle	**2006**	45,386	-	-	-	4,085	364,349	413,820
	2005	152,057	4,950	-	-	14,131	-	171,138
J R Broadbent	**2006**	122,783	40,928	-	-	14,734	-	178,445
	2005	108,436	43,691	-	-	13,691	-	165,818
A T Calvert	**2006**	136,252	40,053	-	-	-	-	176,305
	2005	42,797	12,737	-	-	-	-	55,534
M A Chaney	**2006**	160,642	-	-	-	-	-	160,642
	2005	13,962	-	-	-	-	-	13,962
P J M H Jungels	**2006**	194,000	21,556	-	-	-	-	215,556
	2005	170,180	23,916	-	-	-	-	194,096
E Fraunschiel	**2006**	184,625	-	-	-	5,265	-	189,890
	2005	164,462	-	-	-	-	-	164,462
A Jamieson[2]	**2006**	140,295	-	-	-	-	-	140,295
	2005	116,775	-	-	-	-	-	116,775
D I McEvoy	**2006**	156,711	-	-	-	14,104	-	170,815
	2005	50,948	-	-	-	4,585	-	55,533
R R Caplan[2]	**2006**	149,439						149,439
	2005	-	-	-	-	-	-	-
P M Van Rossum	**2006**	18,831	-	-	-	-	-	18,831
	2005	148,248	-	-	-	-	-	148,248
J Stausholm[2]	**2006**	83,210	-	-	-	-	-	83,210
	2005	-	-	-	-	-	-	-
T N Warren[2]	**2006**	20,730	-	-	-	-	-	20,730
	2005	163,508	-	-	-	-	-	163,508
Total	**2006**	1,486,083	457,620	-	-	76,732	364,349	2,384,784
	2005	1,199,449	426,567	-	-	69,248	-	1,695,264

(1) Relates to participation in the Non-Executive Directors' Share Plan.

(2) Board fees for Directors nominated by Shell are paid directly to their employing company, not to the individuals.

26. Key Management Personnel Compensation (continued)

(i) Key Management Personnel Shareholdings

Details of shares held by Key Management Personnel including their personally related entities for the financial period are as follows:

	2005					2006				
	Opening holding[1]	NEDSP[2]	WESP[3]	Acquired/ (disposal)	Closing holding	Opening holding[1]	NEDSP[2]	WESP[3]	Acquired/ (disposal)	Closing holding
Executive Director										
D Voelte[4]	-	-	-	69,404	69,404	69,404	-	-	-	69,404
Key Management Personnel										
M Chatterji	-	-	-	-	-				20	20
A J Kantsler[5]	173,808	-	(49,363)	-	124,445	124,445	-	(122)	20	124,343
P Moore	-	-	-	-	-	-	-	-	-	-
K W Spence[5]	242,043	-	(83,610)	-	158,433	158,433	-	(133,733)	-	24,700
R A Carroll	-	-	-	-	-	-	-	-	-	-
D P Clegg[5]	108,961	-	(54,120)	-	54,841	54,841	-	(54,841)	-	-
Non-Executive Directors										
C B Goode	181,459	14,902	-	20,000	216,361	216,361	8,485	-	35,000	259,846
R E S Argyle	18,961	679	-	-	19,640	19,640	-	-	-	19,640
J R Broadbent	43,918	2,439	-	-	46,357	46,357	998	-	-	47,355
A T Calvert	-	262	-	-	262	262	974	-	-	1,236
M A Chaney	20,000	-	-	-	20,000	20,000	-	-	-	20,000
J Stausholm	-	-	-	-	-	-	-	-	-	-
E Fraunschiel	32,702	-	-	20,000	52,702	52,702	-	-	-	52,702
A Jamieson	3,000	-	-	-	3,000	3,000	-	-	-	3,000
P H Jungels	5,915	1,452	-	-	7,367	7,367	526	-	-	7,893
D I McEvoy	-	-	-	2,500	2,500	2,500	-	-	-	2,500
R Caplan	-	-	-	-	-	-	-	-	-	-
P M van Rossum	-	-	-	-	-	-	-	-	-	-
T N Warren	-	-	-	-	-	-	-	-	-	-

(1) Opening holding represents amounts carried forward in respect of Key Management Personnel (KMP) or amounts held by KMP who commenced during the period.

(2) Relates to participation in the Non-Executive Directors' Share Plan.

(3) Represents the number of shares redeemed under the Woodside Employee Share Plan

(4) These are deferred shares held in trust issued based on the achievement of 2004 performance conditions. Mr Voelte may not deal with or dispose any of the shares acquired and held in trust for him until the earlier of: the end of a period of 10 years commencing on the grant date; the time when Mr Voelte ceases to be employed by Woodside; or the time when any person acquires a relevant interest in 50.1% of Woodside's issued share capital.

(5) WESP shares disposed by KMP had the following exercise prices. AJ Kantsler nil (2005 $13.35); KW Spence $13 72 (2005 $7.86); DP Clegg $16.57 (2005 $13.15). All shares held by these executives are WESP shares.

27. Events after the Balance Sheet Date

(a) Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 77 cents (2005: 58 cents), payable in March 2007. The amount of this dividend will be $513.3 million (2005: $386.7 million). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

(b) Sale of interests in Legendre

On 2 February 2007 Woodside Energy Ltd. entered into a Sale & Purchase Agreement with Apache Northwest Pty. Ltd. whereby Woodside agreed to sell its interests in the Legendre oil field and adjacent exploration permits offshore Western Australia for US$65 million. The sale is subject to the consent of joint venture participants and registration and approval by Australian regulatory authorities. Woodside will act as interim Operator until such time as Apache receives all necessary Operator-related government approvals.

(c) Drilling rig contract

On 6 February 2007 Woodside Energy Ltd. entered into a three year US$447 million drilling rig contract commencing in 2009.

28. Related Party Disclosure

(a) Entities with significant influence over the entity

Shell Energy Holdings Australia Ltd. is deemed a related party through its 34.27% (2005: 34.27%) interest of 228,456,275 ordinary shares (2005: 228,456,275 ordinary shares) in the shareholding of Woodside. Shell Energy Holdings Australia Ltd. is a member of the Royal Dutch Shell Group.

During the year petroleum products with a total value of $46,608,000 (2005: $21,720,000) were purchased from Shell Company of Australia by the Group in its own right or as operator of various joint ventures. These transactions were on normal commercial terms and conditions. At year end the liability outstanding to Shell in relation to these purchases was $30,208 (2005: $1,174,000).

Companies within the Royal Dutch Shell Group provide the Group with various technical services, technology, research and information networks and secondment of management and technical staff on normal commercial terms and conditions. The cost of these various services to the Group was $38,362,000 (2005: $16,840,000). At year end the liability outstanding to Shell in relation to these services was $1,344,371 (2005: $119,242).

The Group sold $435,307,000 (2005: $184,271,000) of oil and gas products to members of the Royal Dutch Shell Group on normal commercial terms and conditions. At year end the trade receivable outstanding in relation to these sales was $39,131,000 (2005: $nil).

The Group acquired permit interests from a subsidiary of Shell during 2005 for a payment of $123,413,000.

Shell and Woodside have common interests in joint ventures (refer Note 31).

(b) Transactions with related parties in the wholly owned group

Dividends, interest received/receivable and diminution in value of investments in subsidiaries are as per Note 3. Current amounts receivable from controlled entities in Note 7 are inter-company current balances that attract interest at commercial rates. Non-current amounts owing by controlled entities in Note 7 are long term interest-free inter-company advances. Non-current amounts payable to controlled entities in Note 13 are long-term interest-free inter-company advances. Refer to Note 33 for a description of the relationship between the parent company and its controlled entities.

(c) Transactions with associates

On 14 February 2006, Woodside disposed its 33.3% ownership interest in HR Connect Pty. Ltd., as a result, HR Connect Pty. Ltd. is no longer an associate of Woodside. Recruitment services provided to Woodside under normal terms and conditions by HR Connect during the period it was an associate totalled $1,081,000 (2005: $22,730,000).

29. Contingent Liabilities

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Contingent liabilities at balance date				
Not otherwise provided for in the financial report				
Contingent liabilities arising from subsidiaries[1]	21.5	23.2	-	-
Guarantees[2]	2.5	1.6	1,820.3	1,127.5
	24.0	24.8	1,802.3	1,127.5

(1) Contingent liabilities relate predominately to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. Additionally, there are a number of other claims and possible claims, indeterminable in amount, that have arisen in the course of business against entities in the Group. Based on legal advice obtained, the Group believes that any resultant liability will not materially affect the financial position of the Group, and therefore no amounts have been included in the table above.

(2) Guarantees:

- Woodside Petroleum Ltd. and Woodside Energy Ltd. are parties of a deed of cross guarantee (refer Note 33(b)).
- Woodside Petroleum Ltd. has guaranteed the discharge by Woodside Finance Ltd. of its financial obligations under debt facilities mentioned in Note 22(b).
- The Group has issued guarantees relating to workers compensation liabilities.

30. Auditor Remuneration

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Amounts received or due and receivable by the auditors of the company for:				
Auditing and review of financial reports				
Ernst & Young (Australia)	978	1,228	-	-
Overseas Ernst & Young firms	335	290	-	-
	1,313	1,518	-	-
Non Audit Services				
Ernst & Young (Australia)				
International Accounting Standards assurance	-	304	-	-
Other assurance/advisory services	185	288	-	-
Other accounting services	176	172	-	-
	361	764	-	-

31. Joint Ventures

(a) Joint Venture Interests

The Group has the following interests in joint venture assets as at 31 December 2006. Exploration, development and production of hydrocarbons are the principal activities performed across joint assets. Related party interests are indicated where applicable, refer Note 28(a).

Joint Assets	Group interest %	Related Party interest %
Australasia		
Producing & Developing Assets		
North West Shelf Joint Ventures	12.5 - 50.0	8.3-16.7
Enfield and Vincent	60.0	-
Laminaria-Corallina	59.9-66.7	-
Legendre	45.9	-
Mutineer-Exeter	8.2	-
Stybarrow	50.0	-
Otway	51.6	-
Exploration & Evaluation Assets		
Browse Basin	25.0-50.0	8.3-15.0
Carnarvon Basin	8.2-60.0	0.0-15.8
Bonaparte Basin	26.7-66.7	25.0-33.3
Great Australian Bight	90.0	-
Victoria	51.6-62.5	-
Papua New Guinea	40.5	-
Middle East & Africa		
Producing Assets		
Chinguetti	47.4	-
Ohanet	15.0	-
Exploration & Evaluation Assets		
Algeria	26.3-37.5	-
Canary Islands	30.0	-
Kenya	30.0	-
Libya	45.0-55.0	-
Mauritania	15.0-75.0	-
Sierra Leone	50.0	-
The Americas		
Producing & Developing Assets		
Gulf of Mexico	10.0–66.7	-
Exploration & Evaluation Assets		
Gulf of Mexico	2.8-75.0	-
Texas	40.0	-
Brazil	25.0	-

31. Joint Venture (continued)

(b) The aggregate of the Group's interest in the assets in all joint venture operations is:

	Consolidated		Parent	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Current assets				
Receivables	142.1	56.3	-	-
Inventories and other	61.6	56.3	-	-
Financial and other assets	73.1	-	-	-
	276.8	112.6	-	-
Non-current assets				
Exploration and evaluation assets	577.0	537.8	-	-
Oil and gas properties	5,925.0	4,858.0	-	-
Inventories	5.1	10.6	-	-
	6,507.1	5,406.4	-	-
	6,783.9	5,519.0	-	-

(c) The aggregate of the Group's commitments through joint venture operations is:

Operating lease	919.2	190.3	-	-
Capital	830.4	1,053.4	-	-
Exploration and other commitments	360.1	397.6	-	-
	2,109.7	1,641.3	-	-

31. Joint Venture (continued)

(d) Details regarding joint venture entities are as follows:

Entity	Principal activity	Country of incorporation	Group interest % 2006	2005
North West Shelf Gas Pty. Ltd.	Marketing services for venturers in the sale of gas to the domestic market.	Australia	16.67	16.67
North West Shelf Liaison Company Pty. Ltd.	Liaison for venturers in the sale of LNG to the Japanese market.	Australia	16.67	16.67
North West Shelf Australia LNG Pty. Ltd.	Marketing services for venturers in the sale of LNG to international markets.	Australia	16.67	16.67
International Gas Transportation Company Limited	LNG vessel fleet management.	Bermuda	16.67	16.67
North West Shelf Shipping Service Company Pty. Ltd.	LNG vessel fleet advisor.	Australia	16.67	16.67

These entities exist as integrated components of the overall North West Shelf Joint Ventures structure and are held proportionately with the other venturers. There have been no changes to the investment in these entities in the period.

All relevant commitments arising through these entities are included in Note 24.

32. Associated Entities

Name of entity	Principal activities	Group interest % 2006	2005
Ceramic Fuel Cells Ltd.[1]	Fuel cell research and development	12.4	34.7
HR Connect Pty. Ltd.[2]	Recruitment and personnel agency	-	33.3
Australian Technical College Pilbara Limited[3]	Provision of academic and technical training in local communities	-	-

All associates are incorporated in Australia.

(1) Ceramic Fuel Cells Ltd. is no longer considered an associate due to a reduction in ownership interest in 2006. The published fair value of Woodside's investments in Ceramic Fuel Cells Ltd. at 31 December 2006 is $45,517,500 (2005: $18,346,000).

(2) On 14 February 2006, Woodside disposed its 33.3% ownership interest in HR Connect Pty. Ltd., as a result, HR Connect Pty. Ltd. is no longer an associate of Woodside.

(3) Australian Technical College Pilbara Limited was incorporated on 6 December 2006 and is limited by guarantee to a maximum amount of $1. Woodside is one of four members of the company, of which significant influence is present.

33. Interests in Subsidiaries

(a) 100% owned subsidiaries

Name of entity	Notes	Country of incorporation	Functional currency
Parent entity			
Woodside Petroleum Ltd.	(1,2)	Australia	Australian Dollars
Subsidiaries			
Woodside Energy Ltd.	(2)	Australia	Australian Dollars
Woodside Energy Holdings Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy Holdings (USA) Inc.		USA	US Dollars
Woodside Insurance Inc.		USA	US Dollars
Woodside Energy (USA) Inc.		USA	US Dollars
Gryphon Exploration Company		USA	US Dollars
Woodside Energy (Sahara) Inc.		USA	US Dollars
Woodside Offshore LLC	(3)	USA	US Dollars
ATS Inc.	(3)	USA	US Dollars
Woodside Natural Gas Inc.		USA	US Dollars
ABD Inc.	(3)	USA	US Dollars
Woodside Eastern Energy Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy (Senegal) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy (Algeria) Pty. Ltd.	(2)	Australia	US Dollars
Woodside SSW Solutions Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Petroleum (NEDSP) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Technical Services Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Mauritania Pty. Ltd.	(2)	Australia	US Dollars
Metasource Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside West Kimberley Energy Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Guangdong Shipping (One) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Guangdong Shipping (Two) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Mauritania Investments Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy Holdings (UK) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy (UK) Ltd.		UK	US Dollars
Woodside Energy Iberia S.A.		Spain	US Dollars
Woodside Energy (N.A.) Ltd.		UK	US Dollars
Woodside Energy (Kenya) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Quest Energy Pty. Ltd.	(2)	Australia	Australian Dollars
WEL Mauritania B.V.		Netherlands	US Dollars
Woodside West Africa Pty. Ltd. (2)		Australia	US Dollars
Woodside Energy (Carbon Capture) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Energy (SL) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Energy Liaison Company (Korea) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Energy Technologies Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside China Liaison Pty. Ltd.	(2)	Australia	US Dollars
Woodside Japan Liaison Pty. Ltd.	(2)	Australia	US Dollars
Woodside Energy (Norway) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Energy (M.E.) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Energy Middle East and Africa Pty. Ltd.	(2,3)	Australia	US Dollars
Woodside Browse Pty. Ltd.	(2,3)	Australia	Australian Dollars
Woodside Burrup Pty. Ltd.	(2,3)	Australia	Australian Dollars
Pluto LNG Pty. Ltd.	(2,3)	Australia	Australian Dollars
Burrup Facilities Company Pty. Ltd.	(2,3)	Australia	Australian Dollars
Burrup Train 1 Pty. Ltd.	(2,3)	Australia	Australian Dollars
Woodside Energy Australia Asia Holdings Pte. Ltd.		Singapore	US Dollars
WelCap Insurance Pte. Ltd.		Singapore	US Dollars
Woodside Energy (Korea) Pte Ltd.	(3)	Singapore	US Dollars
Woodside Energy Holdings (South America) Pty. Ltd.	(2,3)	Australia	Australian Dollars
Woodside Energia (Brasil) Investimento em Exploração de Petróleo Ltda.	(3)	Brazil	US Dollars
Woodside Finance Ltd.	(2)	Australia	Australian Dollars
Woodside Holdings Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Petroleum Holdings Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	(2)	Australia	US Dollars
Woodside Petroleum (PNG) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside South East Asia Pty. Ltd.	(2)	Australia	Australian Dollars
Mermaid Sound Port and Marine Services Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Group Staff Superannuation Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside LNG Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Petroleum (Northern Operations) Pty. Ltd.	(2)	Australia	Australian Dollars
Woodside Petroleum (W.A. Oil) Pty. Ltd.	(2)	Australia	Australian Dollars

Notes

(1) Woodside Petroleum Ltd. is the ultimate holding company and the head entity within the tax-consolidated group.

(2) These companies are members of the tax-consolidated group.

(3) These companies joined the Group in 2006. Woodside Petroleum (Timor Sea 7) Pty. Ltd. was voluntarily deregistered in 2006

33. Interests in Subsidiaries (continued)

(b) Deed of Cross Guarantee & 'Closed Group'

Woodside Petroleum Ltd. and Woodside Energy Ltd. are parties to a deed of cross guarantee under which each company guarantees the debts of the other. By entering into the deed, the entities have been granted relief from the *Corporations Act 2001* requirements for preparation, audit and publication of accounts, pursuant to Australian Securities and Investment Commission (ASIC) Class Order 98/1418. The two entities represent a 'Closed Group' for the purposes of the Class Order.

The consolidated income statement and balance sheet of the members of the 'Closed Group' is set out below.

Closed Group Income Statement	**2006** **$m**	2005 $m
Profit before income tax	2,315.9	1,464.4
Income tax expense	(609.7)	(446.8)
Net profit	1,706.2	1,017.6
Retained profits at the beginning of the financial year	3,040.5	2,395.4
Adoption of new accounting standards relating to financial instruments	-	74.2
Dividends	(713.3)	(446.7)
Retained profits at the end of the financial year	4,033.4	3,040.5

33 Interests in Subsidiaries (continued)

Closed Group Consolidated Balance Sheet	2006 $m	2005 $m
Current assets		
Cash and cash equivalents	98.1	88.9
Receivables	2,548.7	1,492.7
Inventories	50.9	39.7
Financial and other assets	103.5	76.3
Total current assets	2,801.2	1,697.6
Non-current assets		
Receivables	1,231.6	593.8
Inventories	5.1	5.7
Exploration and evaluation assets	109.2	261.6
Oil and gas properties	4,821.3	3,892.0
Other plant and equipment	106.4	100.9
Deferred tax assets	-	0.1
Financial and other assets	2,859.1	1,835.8
Total non-current assets	9,132.7	6,689.9
Total assets	11,933.9	8,387.5
Current liabilities		
Payables	2,841.7	1,938.8
Interest-bearing liabilities	-	3.4
Income tax payable	196.4	137.6
Financial and other liabilities	4.1	8.6
Provisions	72.8	62.5
Total current liabilities	3,115.0	2,150.9
Non-current liabilities		
Payables	924.2	298.8
Interest-bearing liabilities	1,832.8	1,123.4
Deferred tax liabilities	498.7	516.2
Financial and other liabilities	408.1	339.5
Provisions	552.2	341.4
Total non-current liabilities	4,216.0	2,619.3
Total liabilities	7,331.0	4,770.2
Net assets	4,602.9	3,617.3
Equity		
Issued and fully paid shares	706.5	706.5
Shares reserved for employee share plans	(177.9)	(129.4)
Reserves	40.9	(0.3)
Retained earnings	4,033.4	3,040.5
Total equity	4,602.9	3,617.3

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Woodside Petroleum Ltd., we state that -

1. In the opinion of the directors:

(a) the financial statements and notes of the Company and the Consolidated Entity for and as at the year ended 31 December 2006 are in accordance with the *Corporations Act 2001* (Corporations Act) including:

(i) section 296 (compliance with accounting standards) of the Corporations Act; and

(ii) section 297 (true and fair view) of the Corporations Act;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the deed of cross guarantee.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the year ended 31 December 2006.

For and on behalf of the Board

Charles Goode AC.
Chairman

Don Voelte
Chief Executive Officer

Perth
21 February 2007.

INDEPENDENT AUDIT REPORT

Independent audit report to members of Woodside Petroleum Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, and accompanying notes to the financial statements and the directors' declaration for Woodside Petroleum Ltd. (the company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, signed on 21 February 2007. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion the financial report of Woodside Petroleum Ltd. is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Woodside Petroleum Ltd. and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G H Meyerowitz
Partner
Perth
21 February 2007.

Number of Shareholdings

There were 119,003 shareholders. All issued shares carry voting rights on a one for one basis.

Distribution of Shareholdings

Size of shareholding	Number of holders	Number of shares	% of issued capital
1 - 1,000	82,185	39,572,747	5.94
1,001 - 5,000	31,776	69,699,446	10.45
5,001 - 10,000	3,208	23,231,224	3.48
10,001 - 100,000	1,691	38,061,949	5.71
100,001 and over	143	496,101,301	74.42
Total	119,003	666,666,667	100.00

Unmarketable Parcels

There were 297 members holding less than a marketable parcel of shares in the Company.

Twenty Largest Shareholders

Shareholder	Shares held	% of issued capital
Shell Energy Holdings Australia Limited	228,456,275	34.27
National Nominees Limited	44,807,609	6.72
J P Morgan Nominees Australia Limited	41,796,957	6.27
Westpac Custodian Nominees Limited	39,897,033	5.98
ANZ Nominees Limited (Cash Income Account)	31,969,735	4.80
Citicorp Nominees Pty Limited	14,812,362	2.22
HSBC Custody Nominees (Australia) Limited	11,223,271	1.68
Queensland Investment Corporation (c/o National Nominees Limited)	6,647,114	1.00
ANZ Nominees Limited (Aus Cash Income Account)	5,446,873	0.82
UBS Nominees Pty Ltd (116C Account)	5,345,000	0.80
UBS Wealth Management Australia Nominees Pty Ltd	5,085,722	0.76
AMP Life Limited	4,825,980	0.72
Cogent Nominees Pty Limited	4,079,905	0.61
Citicorp Nominees Pty Limited (CFS Wsle Geared Shr Fnd Account)	3,939,736	0.59
Citicorp Nominees Pty Limited (CFS Wsle Imputation Fnd Account)	2,467,211	0.37
Australian Reward Investment Alliance (c/o J P Morgan Nominees Australia Limited)	2,426,753	0.36
Cogent Nominees Pty Limited (SMP Accounts)	2,198,098	0.33
Australian Foundation Investment Company Limited	2,170,000	0.33
RBC Dexia Investor Services Australia Nominees Pty Limited (Bkcust Acount)	1,819,335	0.27
Citicorp Nominees Pty Limited (CFS Imputation Fund Account)	1,620,002	0.24
Total	461,034,971	69.16

Substantial shareholders as disclosed in substantial shareholder notices given to the Company are as follows:

Shell Energy Holdings Australia Ltd.	228,456,275	34.27



WOODSIDE

Head Office
[illegible]
[illegible] 6000
[illegible] 9348 4000
[illegible] 2777

www.woodside.com.au

CONCISE FINANCIAL REPORT | 2006



WOODSIDE

Woodside has long-term world class assets, talented people and the drive to become a global leader in LNG.

We explore, develop, produce and market gas and oil from Australia, the Americas and Africa to customers across the globe.

We are committed to returning outstanding and sustainable growth in our shareholders' wealth ...the right way.

About the Cover


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The cover images depict Woodside's diversity of people, places and activities throughout our value chain.

1. Safety comes first at Woodside; The North Rankin helipad with fire and safety crew standing by.
2. Acquiring subsurface data underpins our search for oil and gas; 3D seismic acquisition on the Western Legend.
3. Onshore, oil and gas fields can be identified and evaluated with seismic vibrator trucks; Vibroseis trucks in the Sahara Desert, Libya.
4. Offshore production of discovered oil and gas; an exploration rig alongside the Breton Sound platform in the Gulf of Mexico.
5. Building relationships with local communities is critical to the way we work; Engaging with indigenous children in Karratha.
6. Understanding and protecting the environment is part of our sustainable business principles; Scientists recording rock art in the Pilbara region of Western Australia.
7. Offshore gas and liquids are piped ashore and processed into LNG, LPG and condensate; Round the clock operation at the Karratha gas plant, Western Australia.
8. Gas is liquefied and loaded into large refrigerated ships, capable of carrying LNG across the globe.

The financial statements and other specific disclosures have been derived from Woodside Petroleum Ltd. and its controlled entities' (the 'Group') Full Financial Report for the year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

A copy of the Group's 2006 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2006 Full Financial Report can be requested by telephone (Australia: 1300 557 010, Overseas: +61 (8) 9348 6988) and by internet at www.woodside.com.au.

INCOME STATEMENT | For the year ended 31 December 2006

	Consolidated	
	2006	2005
	$m	$m
Revenue from sale of goods	3,810.4	2,746.7
Cost of sales	(1,204.0)	(854.0)
Petroleum Resource Rent Tax	(200.4)	(123.3)
Gross profit	2,406.0	1,769.4
Dividends and other income	170.4	102.9
Other expenses	(540.9)	(371.3)
Profit before income tax and net finance costs	2,035.5	1,501.0
Finance income	20.2	21.9
Finance costs	(46.4)	(30.7)
Profit before income tax	2,009.3	1,492.2
Income tax expense	(582.3)	(384.8)
Net profit	1,427.0	1,107.4
Basic and diluted earnings per share (cents)	217	169
Dividend per share (cents)	126	93

The income statement is to be read in conjunction with the discussion and analysis on page 3 of this report and the notes to the Concise Financial Report set out on pages 10 to 14 of this report.

Overview

Woodside's 2006 profit before significant items increased by 34.5%, primarily due to higher realised prices and higher sales volumes compared to the previous year. During the year, revenues increased 38.7% to $3,810.4 million, with sales volumes 23.2% higher at 67.7 million barrels of oil equivalents. The 2006 reported results have been impacted by a significant item, the profit on sale of the Kipper (VIC/RL2) gas field.

	2006 **$m**	2005 $m
Net profit after tax – before significant items	1,395.9	1,037.7
Add/(subtract) significant items after tax		
Gain on sale of interest in Kipper / VIC/RL2	31.1	-
Gain on sale of investment in Hardman Resources Ltd.	-	51.9
Gain on sale of Blacktip / WA-279-P	-	17.8
Net profit	1,427.0	1,107.4

Items that affected the Group's financial performance in the year were:

Revenue from sale of goods – Higher sales volumes increased revenue by $617.9 million, driven primarily by the commencement of production in Chinguetti and Enfield. Revenue increased by $345.9 million as a result of higher sales prices. As a reference, the average WTI oil price increased from US$56.73 per barrel in 2005 to US$66.30 in 2006. Depreciation of the Australian dollar against the US dollar from an average realised A$/US$ exchange rate of 0.7622 in 2005 to 0.7522 in 2006 resulted in increased revenue of $74.2 million.

Cost of sales – Increased $350.0 million:

- Commencement of production in Chinguetti and Enfield during 2006, and the full year impact of Gryphon (acquired in September 2005) increased cost of sales from 2005 by $303.4 million.
- Laminaria reserves downgrade for the year ending 31 December 2005, increased depreciation expense by $30.1 million.

Petroleum Resource Rent Tax (PRRT) – Increased $77.1 million:

- Higher sales revenue from Enfield and Laminaria $182.3 million; offset by
- Higher deductible expenditure of $107.3 million.

Dividends and other income – Increased by $67.5 million:

- Foreign exchange gains of $20.0 million compared to a loss of $44.8 million in 2005.
- Gains on derivative financial instruments were $26.2 million higher than in 2005.
- Revaluation of investments of $12.2 million.
- Offset by profit on sale of assets of $18.1 million in 2006 compared to $67.9 million recognised in 2005. The $18.1 million recognised in 2006 is predominantly represented by the sale of the Kipper gas field during the year.

Other expenses – Increased $169.6 million primarily due to an increase in exploration and evaluation expense and movement in foreign exchange gains/losses on cash. The exploration and evaluation expense was higher primarily due to the full year impact of Gryphon's permit amortisation expense, and higher unsuccessful wells written off.

Net finance costs – Increased by $17.4 million predominantly due to higher debt levels and interest rates; offset by increased interest capitalised on major construction projects.

Income tax – The effective tax rate increased from 25.8% to 29.0% in 2006, which primarily results from lower United States prior period tax losses recognised in 2006 ($49.9 million) compared to 2005 ($95.4 million).

Key Metrics

Return on equity (net profit attributable to the members of Woodside Petroleum Ltd. divided by total equity) increased from 31.6% in 2005 to 34.0% in 2006 driven primarily by higher realised prices and higher sales volumes. Adjusting for significant items, return on equity increased from 30.2% in 2005 to 33.5% in 2006.

BALANCE SHEET | As at 31 December 2006

	Consolidated	
	2006	2005
	$m	$m
Current assets		
Cash and cash equivalents	313.7	232.9
Receivables	625.6	358.1
Inventories	79.2	56.3
Financial and other assets	182.9	84.8
Total current assets	1,201.4	732.1
Non-current assets		
Inventories	5.1	10.6
Financial and other assets	198.7	97.0
Exploration and evaluation assets	1,103.2	694.6
Oil and gas properties	6,174.9	5,202.6
Other plant and equipment	102.7	100.9
Deferred tax assets	182.7	131.5
Total non-current assets	7,767.3	6,237.2
Total assets	8,968.7	6,969.3
Current liabilities		
Payables	784.3	632.6
Interest-bearing liabilities	313.3	31.4
Tax payable	207.9	152.8
Financial and other liabilities	6.1	43.7
Provisions	74.6	72.0
Total current liabilities	1,386.2	932.5
Non-current liabilities		
Payables	4.2	9.4
Interest-bearing liabilities	1,507.0	1,096.1
Deferred tax liabilities	809.4	673.3
Financial and other liabilities	443.5	356.8
Provisions	616.6	400.6
Total non-current liabilities	3,380.7	2,536.2
Total liabilities	4,766.9	3,468.7
Net assets	4,201.8	3,500.6
Equity		
Issued and fully paid shares	706.5	706.5
Shares reserved for employee share plans	(177.9)	(148.0)
Other reserves	23.5	6.1
Retained earnings	3,649.7	2,936.0
Total equity	4,201.8	3,500.6

The balance sheet is to be read in conjunction with the discussion and analysis on page 5 of this report and the notes to the Concise Financial Report set out on pages 10 to 14 of this report.

Overview

The Group's net assets increased by 20.0% to $4,201.8 million over the year.

Items that affected the Group's financial position in the period were:

Assets

Cash – Higher cash balance represents an accumulation of cash ahead of dividend payments from offshore subsidiaries.

Receivables – Increased $267.5 million as a result of higher sales levels. Debtors terms and collections remain within a normal commercial range.

Inventories – Increased $17.4 million mainly due to increased warehouse stores and materials to support drilling campaigns and development projects.

Financial and other assets – Increased $199.8 million predominantly attributable to prepayment of Vincent and Stybarrow FPSO costs consistent with the competitive market to secure vessel capacity, favourable revaluation in listed investments and favourable revaluation of embedded derivatives.

Exploration and evaluation – Increased $408.6 million primarily due to:

- Capitalised spend on Pluto and Browse.
- Lease permits acquired in the Gulf of Mexico.
- An increase in exploration and evaluation costs over the year.

Oil and gas properties – Increased $972.3 million predominantly comprised of additions from major capital projects during the year including North West Shelf Projects, Stybarrow, Otway, Vincent, Neptune, Enfield, Gulf of Mexico assets and Chinguetti.

Deferred tax assets – Increased $51.2 million primarily as a result of United States prior period tax losses recognised in 2006.

Liabilities

Payables – $146.5 million higher due to increased exploration and development activity at year end.

Interest Bearing Liabilities – Increased $692.8 million as a result of US$622.0 million drawn down during the year, offset by foreign currency revaluation gains arising from the appreciation of the AUD/USD exchange rate at year end.

Tax payable – Increased $55.1 million consistent with the increase in taxable profit.

Financial and other liabilities – Increased by $49.1 million predominantly due to increase in PRRT liabilities and higher unearned revenue, offset by the revaluation of derivative financial instruments.

Provisions – Increased $218.6 million primarily associated with higher estimates of the future cost of restoring areas impacted by Group activities.

Deferred tax liabilities – Increased $136.1 million resulting from the immediate tax deduction of current period exploration and evaluation expenditure, partially offset by non deductible movements in provisions.

Equity

The increase in equity arises from the reported profit for the year net of dividend payments.

Key Metrics

Gearing (net debt/net debt + equity) has increased from 20.4% in 2005 to 26.4% in 2006. The increased debt was primarily used to replenish working capital in line with growth in the underlying business during the year.

	Consolidated 2006 $m	Consolidated 2005 $m
Cash flows from operating activities		
Receipts from customers	3,851.9	2,817.8
Interest received	19.8	21.1
Dividends received	10.0	7.0
Payments to suppliers and employees	(613.2)	(387.1)
Borrowing costs paid	(19.6)	(8.1)
Other fees and recoveries	18.5	21.8
Royalties and excise payments	(271.2)	(290.2)
Petroleum Resource Rent Tax payments	(126.7)	(86.7)
Income tax paid	(491.4)	(369.3)
Purchase of shares relating to employee share plans	(82.1)	(59.8)
Payments received from employees relating to employee share plans	52.7	48.2
Net cash from operating activities	2,348.7	1,714.7
Cash flows from investing activities		
Payments for capital and exploration expenditure	(2,374.1)	(1,835.3)
Proceeds from sale of investments	3.0	118.3
Proceeds from sale of exploration and evaluation assets	43.3	229.8
Proceeds from sale of other non-current assets	13.3	0.2
Payments for investments in controlled entities	-	(355.6)
Payments for investments in other entities	(1.7)	(2.0)
Net cash used in investing activities	(2,316.2)	(1,844.6)
Cash flows from financing activities		
Proceeds from borrowings	773.4	(10.2)
Advances (to)/from controlled entities	-	-
Dividends paid	(713.3)	(446.7)
Payments for finance lease liabilities	(4.7)	(4.9)
Net cash used in financing activities	55.4	(461.8)
Net increase/(decrease) in cash held	87.9	(591.7)
Cash and cash equivalents at the beginning of the financial year	232.9	797.1
Effects of exchange rate changes on the balances of cash held in foreign currencies	(7.1)	27.5
Cash and cash equivalents at the end of the financial year	313.7	232.9

The cash flow statement is to be read in conjunction with the discussion and analysis on page 7 of this report and the notes to the Concise Financial Report set out on pages 10 to 14 of this report.

Overview

Issues that affected the Group's cash flows during the period were:

Cash flows from operating activities

- Increased receipts from customers arose from higher revenues as a result of a combination of higher sales prices and higher volumes.
- Payments to suppliers and employees increased by $226.1 million primarily due to increased production costs and *exploration* and evaluation expense.
- Payments for secondary and income taxes increased by $143.1 million mainly due to higher underlying taxable profits.

Cash flows used in investing activities

- Higher oil and gas properties expenditure arose from project spend (LNG Phase 5, Stybarrow, Otway, Vincent, Neptune, Enfield, Gryphon and Mauritania). Exploration and evaluation expenditure increased during the year primarily due to capitalised spend on Pluto and Browse, lease permits acquired in the Gulf of Mexico, and an increase in exploration and evaluation costs over the year.
- Proceeds from sale of investments are primarily comprised of the net proceeds from the sale of shares in Energy Partners, Ltd.
- Proceeds from sale of exploration and evaluation assets mainly consist of the sale of the Kipper (VIC/RL2) gas field.

Cash flows used in financing activities

- Proceeds from borrowings are represented by net proceeds from debt facilities drawn down during the year of US$622.0 million.
- Dividend payments of $1.07 per share, compared with 67 cents per share in the prior year.

Consolidated	Issued and fully paid shares $m	Shares reserved for employee share plan $m	Other reserves $m	Retained earnings $m	Total equity $m
Balance at 1 January 2005	706.5	(136.9)	(7.1)	2,208.6	2,771.1
Adoption of new accounting standards relating to financial instruments	-	-	35.0	66.7	101.7
Balance at 1 January 2005	706.5	(136.9)	27.9	2,275.3	2,872.8
Employee share plan purchases	-	(59.9)	-	-	(59.9)
Employee share plan redemptions	-	43.0	-	-	43.0
Dividends applied	-	5.8	-	-	5.8
Cost of share based payment	-	-	18.7	-	18.7
Currency translation differences	-	-	7.8	-	7.8
Cash flow hedges	-	-	(20.8)	-	(20.8)
Available-for-sale financial assets	-	-	(27.5)	-	(27.5)
Amounts recognised directly in equity	-	(11.1)	(21.8)	-	(32.9)
Net profit for the year	-	-	-	1,107.4	1,107.4
Dividends paid	-	-	-	(446.7)	(446.7)
Balance at 31 December 2005	706.5	(148.0)	6.1	2,936.0	3,500.6
Balance at 1 January 2006	706.5	(148.0)	6.1	2,936.0	3,500.6
Employee share plan purchases	-	(72.7)	-	-	(72.7)
Employee share plan redemptions	-	35.1	-	-	35.1
Dividends applied	-	7.7	-	-	7.7
Cost of share based payment	-	-	22.2	-	22.2
Currency translation differences	-	-	(57.8)	-	(57.8)
Cash flow hedges	-	-	35.5	-	35.5
Available-for-sale financial assets	-	-	17.5	-	17.5
Amounts recognised directly in equity	-	(29.9)	17.4	-	(12.5)
Net profit for the year	-	-	-	1,427.0	1,427.0
Dividends paid	-	-	-	(713.3)	(713.3)
Balance at 31 December 2006	706.5	(177.9)	23.5	3,649.7	4,201.8

The statement of changes in equity is to be read in conjunction with the discussion and analysis on page 9 of this report and the notes to the Concise Financial Report set out on pages 10 to 14 of this report.

Overview

Items that affected the Group's Statement of Changes in Equity during the period were:

Issued and fully paid shares

There were no shares issued during 2005 and 2006.

Shares held for employee share plan

The $29.9 million increase in shares reserved for employee share plans (being the Woodside Employee Share Plan and the Executive Incentive Plan) resulted mainly from an increase in the number of employees and a general increase in salary rates.

Other reserves

The $17.4 million movement through other reserves has been impacted by the following;

- The employee benefits reserve which records the cost of share-based payments associated with the employees share plans,
- Foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries, and liabilities that hedge the net investment in foreign subsidiaries,
- The hedging reserve that is used to record the effective portion of changes in the fair value of cash flow hedges, and
- The investment fair value reserve, which records changes in the fair value of the Group's available for sale investments.

Retained Earnings

Increased by the Group's 2006 profit. Dividends declared during the year partially offset this increase.

1. Preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1039 Concise Financial Reports. The Concise Financial Report and specific disclosures required by AASB 1039 have been derived from the Group's Full Financial Report for the financial year. Information included in the Concise Financial Report is consistent with the Group's Full Financial Report, and is presented in Australian dollars. The Group's accounting policies have been consistently applied to all periods presented in the Concise Financial Report. A full description of the accounting policies adopted by the consolidated entity is provided in the 2006 financial statements which form part of the Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

2. Earnings Per Share

	Consolidated 2006	2005
Net profit ($m)	1,427.0	1,107.4
Weighted average number of shares on issue[1]	657,178,947	655,150,640
Basic and diluted earnings per share from continuing operations (cents)[2]	217	169

(1) There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report

(2) Earnings per share is calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares makes allowance for shares reserved for employee share plans. Diluted earnings per share is not significantly different from basic earnings per share.

3. Dividends Paid and Proposed

	Consolidated 2006 $m	2005 $m
(a) Dividends paid during the year[1]		
Prior year fully franked final dividend 58 cents, paid 22 March 2006 (2005: 32 cents, paid 23 March 2005)	386.6	213.3
Current year fully franked interim dividend 49 cents, paid 20 September 2006 (2005: 35 cents, paid 23 September 2005)	326.7	233.4
	713.3	446.7
(b) Dividend declared (not recorded as a liability)[1]		
Fully franked final dividend 77 cents, to be paid 28 March 2007 (2005: 58 cents, paid 22 March 2006)	513.3	386.6
Dividend per share in respect of financial year (cents)	126	93
(c) Franking credit balance		
Franking credits available for the subsequent financial year arising from:		
Franking account balance as at the beginning of the financial year	895.6	698.0
Current year tax payment instalments and adjustments	327.5	325.5
Franked dividends received	-	0.2
Interim dividends paid	(140.0)	(100.0)
Franking account balance as at the end of the financial year	1,083.1	923.7
Current year income tax payable	196.4	137.6
Dividends declared	(220.0)	(165.7)
Franking account balance after payment of tax and dividends	1,059.5	895.6

(1) Fully franked at 30.0% (2005: 30.0%).

4. Retained Earnings

	Consolidated	
	2006	2005
	$m	$m
Movements in retained earnings		
Balance at beginning of year	2,936.0	2,208.6
Adjustment on adoption of new accounting standards AASB 132 and AASB 139, net of tax	-	66.7
Net profit for the year	1,427.0	1,107.4
Dividends	(713.3)	(446.7)
Balance at end of year	3,649.7	2,936.0

5. Auditor Remuneration

	Consolidated	
	2006	2005
	$000	$000
Amounts received or due and receivable by the auditors of the company for:		
Auditing and review of financial reports		
Ernst & Young (Australia)	978	1,228
Overseas Ernst & Young firms	335	290
	1,313	1,518
Non Audit Services		
Ernst & Young (Australia)		
International Accounting Standards assurance	-	304
Other assurance/advisory services	185	288
Other accounting services	176	172
	361	764

6. Segment Reporting

The Group's primary reporting format is business segments and its secondary reporting format is geographical segments.

(a) Business Segments

The Group has the following reportable segments:

North West Shelf Ventures

Exploration, evaluation, development, production and sales of LNG, domestic gas, condensate, LPG and crude oil from the North West Shelf ventures.

Australia Business Unit

Exploration, evaluation, development, production and sale of crude oil in assigned permit areas including Laminaria, Legendre, Mutineer-Exeter, Enfield, Vincent, Otway, and Stybarrow ventures.

Middle East & Africa Business Unit

Exploration, evaluation, development, production and sale of hydrocarbons in assigned permit areas including the Algerian Ohanet project and Chinguetti venture.

United States of America Business Unit

Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Group and Unallocated

This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Group operates in four main geographical segments as follows:

Australia

The main operating activities, producing assets and a significant portion of sales of the Group are within Australia.

Asia

The majority of the Group's sales are made to customers within this region.

Africa

Revenues are received from the Algerian Ohanet project and the Chinguetti venture. Other segment information includes Mauritanian, Kenyan, and Libyan exploration and evaluation.

United States of America

Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Other

Exploration, evaluation and development activities in other areas.

NOTES TO AND FORMING PART OF THE CONCISE FINANCIAL REPORT
For the year ended 31 December 2006

6. Segment Reporting (continued)

Primary Reporting - Business Segments

	North West Shelf Ventures		Australia Business Unit		Middle East and Africa Business Unit		United States Business Unit		Group and Unallocated		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
Revenue												
Revenue from sale of goods	2,263.6	2,056.2	980.8	591.3	409.1	71.2	156.9	28.0	-	-	3,810.4	2,746.7
Cost of sales												
Production costs	(415.8)	(387.5)	(112.3)	(108.5)	(56.0)	(10.4)	(14.4)	(2.3)	(3.3)	-	(601.8)	(508.7)
Shipping and direct sales costs	(59.9)	(75.5)	(4.4)	(5.2)	(4.0)	(0.1)	-	-	(6.9)	-	(75.2)	(80.8)
Depreciation and amortisation	(145.2)	(144.4)	(140.0)	(74.7)	(133.6)	(34.6)	(106.6)	(10.8)	(1.6)	-	(527.0)	(264.5)
Total cost of sales	(620.9)	(607.4)	(256.7)	(188.4)	(193.6)	(45.1)	(121.0)	(13.1)	(11.8)	-	(1,204.0)	(854.0)
Petroleum Resource Rent Tax	-	-	(231.5)	(123.3)	-	-	-	-	31.1	-	(200.4)	(123.3)
Gross profit	1,642.7	1,448.8	492.6	279.6	215.5	26.1	35.9	14.9	19.3	-	2,406.0	1,769.4
Dividends and other income	35.6	28.7	11.6	37.1	10.6	3.0	35.1	0.1	77.5	34.0	170.4	102.9
Other expenses	(0.9)	(3.2)	(6.6)	(7.5)	(42.1)	(6.9)	(35.0)	(12.9)	(34.3)	(34.4)	(118.9)	(64.9)
Exploration expensed	(2.6)	(2.7)	(49.1)	(48.6)	(165.9)	(132.1)	(174.5)	(119.2)	(29.9)	(3.8)	(422.0)	(306.4)
Segment results	1,674.8	1,471.6	448.5	260.6	18.1	(109.9)	(138.5)	(117.1)	32.6	(4.2)	2,035.5	1,501.0
Finance income											20.2	21.9
Finance costs											(46.4)	(30.7)
Income tax expense											(582.3)	(384.8)
Net profit/(loss)											1,427.0	1,107.4
Segment assets	3,086.8	2,607.7	2,576.2	1,764.9	1,152.4	1,100.1	1,079.6	752.9	1,073.7	743.7	8,968.7	6,969.3
Segment liabilities	611.8	475.2	1,106.4	258.7	593.5	106.7	1,576.2	283.5	879.0	2,344.6	4,766.9	3,468.7
Other segment information												
Associates and other investments	5.5	-	-	-	-	-	-	-	58.8	25.5	64.3	25.5
Acquisition of oil and gas property assets, intangible assets and other non-current assets (excluding exploration)	464.8	183.1	735.2	739.8	160.5	321.1	259.2	467.0	23.0	5.5	1,642.7	1,716.5
Non-cash expenses other than depreciation and amortisation	34.4	44.7	28.6	29.2	33.4	67.5	16.9	24.5	(1.6)	133.8	111.7	299.7
Impairment losses	-	-	-	-	-	-	6.9	-	-	-	6.9	-

Secondary Reporting – Geographical Segments

	Australia		**Asia**		**Africa**		**United States**		**Other**		**Consolidated**	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
Segment revenue												
Revenue from sale of goods (by location of customer)	425.6	394.4	2,930.0	2,149.9	77.4	94.7	303.2	107.7	74.2	-	3,810.4	2,746.7
Segment assets (by location of assets)	6,536.1	4,952.0	16.0	139.5	1,296.4	1,088.7	1,126.7	783.7	(6.5)	5.4	8,968.7	6,969.3
Other segment information												
Acquisition of oil and gas property assets, intangible assets and other non-current assets	1,222.4	924.3	-	-	160.5	325.1	259.1	467.0	0.7	0.1	1,642.7	1,716.5

7. **Events after the Balance Sheet Date**

(a) Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 77 cents (2005: 58 cents), payable in March 2007. The amount of this dividend will be $513.3 million (2005: $386.7 million). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

(b) Sale of interests in Legendre

On 2 February 2007 Woodside Energy Ltd. entered into a Sale & Purchase Agreement with Apache Northwest Pty. Ltd. whereby Woodside agreed to sell its interests in the Legendre oil field and adjacent exploration permits offshore Western Australia for US$65 million. The sale is subject to the consent of joint venture participants and registration and approval by Australian regulatory authorities. Woodside will act as interim Operator until such time as Apache receives all necessary Operator-related government approvals.

(c) Drilling rig contract

On 6 February 2007 Woodside Energy Ltd. entered into a three year US$447 million drilling rig contract commencing in 2009.

DIRECTORS' DECLARATION

In accordance with a resolution of Directors of Woodside Petroleum Ltd., we state that, in the opinion of the Directors, the Concise Financial Report of the Group, comprising Woodside Petroleum Ltd. and its controlled entities for the year ended 31 December 2006, set out on pages 2 to 14:

(i) has been derived from or is consistent with the Full Financial Report for the financial year; and

(ii) complies with Accounting Standard AASB 1039 Concise Financial Reports.

For and on behalf of the Board

Charles Goode AC.
Chairman

Don Voelte
Chief Executive Officer

Perth
21 February 2007

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the year ended 31 December 2006. The consolidated entity comprises both Woodside Petroleum Ltd. (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 *Concise Financial Reports*, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, the information to provide evidence supporting that the amounts and disclosures in the concise financial report are consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company and the consolidated entity for the year ended 31 December 2006. Our audit report on the full financial report was signed on 21 February 2007 and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' report. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion the concise financial report and the directors' declaration of Woodside Petroleum Ltd. complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Ernst & Young

G H Meyerowitz
Partner
Perth
21 February 2007

Woodside Petroleum Ltd.

Full Financial Report 2006



FIRE

Head Office
240 St Georges Terrace
Perth, Western Australia 6000
Telephone +61 8 9348 4000
Facsimile +61 8 9214 2777

WOODSIDE

www.woodside.com.au

ABN 55 004 898 962

1	17.01.07	001	Changes to Dividend Reinvestment Plan rules	17.01.07
1	17.01.07	002	Woodside Dividend Reinvestment Plan 16 January 2007	17.01.07
1	18.01.07	003	Fourth Quarter Report for period ended 31 December 2006	18.01.07
1	19.01.07	004	North West Shelf Ventures and Kogas extend LNG agreement	19.01.07
1	23.01.07	-	Drilling Report - Kenya Block L-5 (Pomboo-1)	23.01.07
1	24.01.07	005	Appointment of Chief Financial Officer	24.01.07
1	25.01.07	006	Dividend Reinvestment Plan Information	25.01.07
1	06.02.07	007	Clarification	06.02.07
1	10.02.07	008	Woodside signs Republic of Korea Concession Contract	12.02.07
1	15.02.07	009	CEO address to CERAWeek 2007	15.02.07
1	16.02.07	010	2007 Annual General Meeting	16.02.07
1	21.02.07	011	Woodside 2006 Annual Results Release	21.02.07
1	21.02.07	012	Woodside Reserves Statement 31 December 2006	21.02.07
1	21.02.07	013	Woodside reports record net profit of A$1,427.0 million	21.02.07
1	21.02.07	014	2006 Annual Results Briefing - Delivering Value presentation	21.02.07
1	21.02.07	015	Appendix 4E financial period ended 31 December 2006	21.02.07
1	21.02.07	016	Woodside Concise Financial Report 2006	21.02.07
1	21.02.07	017	Woodside Full Financial Report 2006	21.02.07
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ASX listing rule 4.3A

Appendix 4E
Financial year ended 31 December 2006

This information should be read in conjunction with Woodside's 2006 Full and Concise Financial Reports which are enclosed.

Name of entity

Woodside Petroleum Ltd.

ABN or equivalent company reference

55 004 898 962

Results for Announcement to the Market

Revenue from ordinary activities	Increased 38.7% to AUD$3,810.4m	
Profit from ordinary activities after tax attributable to members	Increased 28.9% to AUD$1,427.0m	
Net profit from the period attributable to members	Increased 28.9% to AUD$1,427.0m	
Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Ordinary 77¢ Ordinary 49¢	Ordinary 77¢ Ordinary 49¢
Previous corresponding period: Final dividend Interim dividend	 Ordinary 58¢ Ordinary 35¢	 Ordinary 58¢ Ordinary 35¢
Record date for determining entitlements to the final dividend		2 March 2007
Payment date for the final dividend		28 March 2007
Dividend reinvestment plan last date for receipt of election notice for participation		1 March 2007
Woodside Petroleum Ltd. intends to activate a dividend reinvestment plan for the 2006 final dividend. The plan will give eligible shareholders the option of reinvesting their dividends in additional Woodside shares, without paying any brokerage or other costs. The Board has determined that a discount of 2% will apply to the calculation of the Dividend Reinvestment Plan share price for the 2006 final dividend.		
A brief explanation of the results above, are included in the enclosed press release and Concise Financial Report.		
Net tangible asset per security	31 December 2006 $6.30	31 December 2005 $5.25

Exemption Fil
82.2280

WOODSIDE



2006 Annual Results Briefing
Delivering Value

21 February 2007

Disclaimer and important notice

WOODSIDE

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

References to "Woodside" may be references to Woodside Petroleum Ltd. or its applicable subsidiaries.

2006 Results highlights

WOODSIDE

- Record reported profit of A$1.43 billion, up 28.9%
- Record underlying NPAT A$1.40 billion, up 34.5%
- Record EBITDAX[1] A$2.98 billion, up 47.6%
- Record net operating cash flow A$2.35 billion, up 37.0%
- 2P Reserves increased by 27%, R/P ratio 24 years

(1) – Before significant items

TSR Performance

10 Years Rolling Periods



30%
25%
20%
15%
10%
5%
0%
WPL
1st quartile
4th quartile
2001
2002
2003
2004
2005
2006
2007

Last 3 Years



50%
40%
30%
20%
10%
0%
Woodside
Marathon
Talisman
BG
CNOOC
Repsol
Santos
Anadarko
Petro-Canada
Apache
Murphy
Pioneer

Source: Bloomberg As at 31 December 2006

2006 LNG highlights

WOODSIDE

- NWSV delivered first LNG cargo to China
- NWSV delivered 2,000th LNG cargo
- NWSV signed LNG HoAs with 7 Japanese customers
- NWSV Phase V around 60% complete at year end
- Pluto LNG heads of agreement with Kansai Electric
- Pluto funding for long lead items approved (A$1.4 billion)
- Pluto Site A environmental approval
- Pluto 2P reserves booked (HoA volumes - 484 MMboe)
- Browse appraisal continued with 3 wells
- OceanWay site selected and LNG re-gas permit submitted
- Woodside commenced trading 3rd party LNG cargoes

2006 Oil, Gas & Exploration highlights

WOODSIDE

Oil & Gas

- NWSV delivered 1,000th condensate cargo
- Chinguetti project produced first oil
- Enfield oil project early start-up (July from Q4 2006)
- Vincent oil project approved for planned start-up in 2008
- Neptune 50% complete; Stybarrow 64% complete at 31 Dec

Exploration

- NWSV Persephone and Pemberton discoveries
- Pluto area - Xena discovery
- Onshore drilling started in Libya (5 of 7 wells intersected hydrocarbons)
- Farm-in to Brazilian acreage

Safety and environmental performance

WOODSIDE



Safety - Total Recordable Case Frequency
Per million hours worked
0
1
2
3
4
5
3.8
5.0
2005
2006
Safety - High Potential Incidents
Number of Incidents
0
10
20
30
40
50
60
70
58
49
2005
2006
Environment
Reportable Incidents
0
5
10
15
20
25
30
28
13
2005
2006

- Total recordable case frequency has increased compared to 2005, which was a disappointing result, however the number of high potential incidents decreased during the year
- Woodside reduced environmental reportable incidents by more than half in 2006, compared to 2005

Production and sales performance

WOODSIDE



MMboe
80
70
60
50
40
30
20
10
0
Sales volume
Production volume
56.6
59.5
67.7
57.4
59.7
67.9
2004
2005
2006
2004
2005
2006

- Production and sales in 2006 have increased over previous years due to commencement of production at the Chinguetti and Enfield oil projects

Competitive performance metrics

WOODSIDE

2006 shows a significant improvement in finding and development costs



Finding Cost - 3 Year average
Peer rank 2005 + WPL 2006
US$boe
$14
$12
$10
$8
$6
$4
$2
$0
Apache
Woodside 2006
Anadarko
BG
CNOOC
Marathon
Woodside 05
Petro-Canada
Talisman
Santos
Murphy
Pioneer



Finding & Development Cost - 3 Year average
Peer rank 2005 + WPL 2006
US$boe
$35
$30
$25
$20
$15
$10
$5
$0
BG
Woodside 2006
Anadarko
Apache
Marathon
CNOOC
Woodside 05
Talisman
Petro-Canada
Pioneer
Santos
Murphy

Source of 2005 data: JS Herold

2006 Full year financial performance

WOODSIDE

	2006	2005	% VAR
Production volume (million boe)	67.9	59.7	13.8
Sales volume (million boe)	67.7	59.5	13.8
Oil & Gas Revenue (A$M)	3810.4	2746.7	38.7
EBITDAX (A$M)	2949.7	2018.3	47.6
Exploration & evaluation expense (A$M)	(422.0)	(306.4)	37.7
NPAT (A$M)	**1395.9**	**1037.7**	**34.5**
2005 & 2006 Significant Items (post tax)			
Sale of Kipper Interest (VIC/RL2)	31.1		
Sale of Hardman Resources Ltd		51.9	
Sale of Blacktip (WA-279P, WA-313P)		17.8	
Reported Profit	**1427.0**	**1107.4**	**28.9**
Total dividend applicable to full year (c.p.s)	126	93	35.5
Net Operating Cash Flow (A$M)	2348.7	1714.7	37.0
Gearing (%)	26.4	20.4	29.4
Long term debt (US$M)	1198	800	49.8

Delivering cash flow growth

WOODSIDE



Operating cash flow
A$m
3,000
2,500
2,000
1,500
1,000
500
0
1,207
1,203
1,460
1,715
2,349
32% Compound Annual Growth Rate
2002
2003
2004
2005
2006

Dividend growth

WOODSIDE



CPS
Payout
140
120
100
80
60
40
20
0
100%
80%
60%
40%
20%
0%
58% Compound Annual Growth Rate
26
18
10
20
14
5
23
16
5
25
16
32
27
58
35
77
49
2001
2002
2003
2004
2005
2006
Interim
Final
Special interim
Special final
Payout ratio (pre significant)

* - Calculated pre-significant items

Business Unit EBIT performance

WOODSIDE

	2006 $M	2005 $M	% VAR
North West Shelf	1,677.4	1,474.3	14
Australia	497.6	309.2	61
Middle East and Africa	184.0	22.2	829
United States	36.0	2.1	1714
Exploration & Evaluation	(422.0)	(306.4)	n.m.
Group and Unallocated	62.5	(0.4)	n.m.
WOODSIDE (Total EBIT)[1]	2,035.5	1,501.0	36

1 = EBIT after significant items (AusBU includes Kipper sale). n.m. = not meaningful

Net Profit sensitivities

WOODSIDE

		(A$M) 2007
Realised Oil Price	US $1/bbl increase	25.0
Henry Hub Gas Price	US $1/MMBtu increase	27.0
Exchange Rates ($A/US)	1 cent increase	(15.0 - 22.0)*
US Interest Rate	1% increase	(8.0)

* - Exchange rates are shown as a range due to the sensitivity changing over different oil prices

WOODSIDE

Outlook

Chinguetti update

WOODSIDE

Chinguetti 2006 Production (Gross)


Mbbl/d
70
60
50
40
30
20
10
0
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

- Production currently averaging around 20,000 – 23,000 bbl/d, production on 31 December 2006 was 22,160 bbl/d
- Chinguetti-18 drilling result positive, 35m net pay. Start-up planned end-Q1, expect initial production of 6,000 - 10,000 bbl/d
- Chinguetti-14 work-over to optimise current production is being progressed
- High-resolution seismic 3D (Tiof) and 4D (Chinguetti) to commence March 2007
- Tiof project evaluation continuing

WOODSIDE

2007 – focus on production and reservoir management

- 4D seismic started February 2007
- Drilling and work-over program to start April
- Program will comprise 4 to 7 wells
- Current forward program:
  - ENA-03 repair first
  - ENA-06 new producer
  - ENC-04 new injector
- Reserves were adjusted to match 2006 performance
- January 2007 gross production average 42,000 bbl per day
- Securing subsea equipment for the wells remains key challenge


NGANHURRA

WOODSIDE

2007 – drilling campaign


Potential new injector
Potential new producer
Potential new producer and injector
ENA-03 Repair
ENC-04 new injector
ENA-06 New Producer
Potential new producer and injector
1:25000

Otway gas project

WOODSIDE

- Offshore platform and all pipelines (offshore & onshore) completed
- Gas introduced to the offshore platform February 2007
- Ongoing construction delays at the onshore gas plant - focus on mechanical completion by end of Q1 2007
- Plant commissioning beginning Q2 2007



Otway Gas Plant, Port Campbell, Victoria

Neptune project

WOODSIDE

- BHPBilliton 35% (Operator), Marathon Oil 30%, Woodside 20%, Maxus 15%
- By end 2006, project was around 50% complete.
- Planned production around 50,000 barrels of oil a day and 50 million cubic feet of gas a day.
- Operator planning first oil by year-end 2007, however this is under pressure due to installation schedule issues. Q1 2008 is being used by Woodside assuming production ramp-up in this period.
- 7th well completion scheduled to be finished early 2008. Initial production will be from 4 of the 7 wells.



Pluto LNG development

WOODSIDE

Record setting pace to date:

- Sept 06 - FEED commenced
- Sept 06 - Xena discovery increased total Pluto LNG resource estimate to 4.5 Tcf
- Dec 06 - A$1.4 billion approved for long lead items and site works
- Dec 06 - land leases granted
- Jan 07 - LNG site works commenced following environmental approval
- Target FID mid-2007
- Capex estimate of A$6-$10 billion, includes A$1-$2 billion for compression from around 2017
- Discussions in relation to sale of Pluto gas and the 10% equity stake are progressing well. Agreement on satisfactory terms likely but timing of final agreement is uncertain





Browse development

WOODSIDE

Appraisal & Exploration

- Torosa-1 confirmed northern extension of field
- Torosa-2 currently drilling on eastern flank
- Calliance-2 appraisal well accelerated to Q1
- 3D seismic mid-2007 - approval pending
- Further 2 or 3 appraisal wells plus Snarf exploration well planned for 2007
- Offered 3 new blocks, WPL 100%. If accepted, 3 yr work program involves 3,700km^2 of 3D seismic + 5 wells (minimum indicative expenditure ~A$267M)

Development Studies

- Phase 2 concept engineering complete in Q1
- Pipeline route surveys to shore underway

2007 Targets

- Concept selection for development
- Submit referrals to Govt to commence development project environmental approval process



LOCATION MAP
Western Australia
0
40
kilometres
Torosa-1
Torosa-2
Scott Reef-1
Torosa
Snarf
Brecknock
Brecknock-3
Brecknock-1
Brecknock-2
Calliance-1
Brecknock South-1
Calliance-2
Calliance

BROWSE GAS FIELDS AND SNARF PROSPECT / CALLIANCE-2 LOCATION MAP

Sunrise LNG development

WOODSIDE

Timor-Leste has voted to ratify:

- IUA* – provides legal and regulatory certainty
- CMATS** – provides certainty on boundaries for next 50 years and 50:50 revenue split between the governments of Australia and Timor-Leste

* IUA = International Unitisation Agreement

** CMATS = Certain Maritime Arrangements in the Timor Sea



Timor Leste
Sunrise
Troubadour
West Timor
Joint Petroleum Development Zone
Bayu Undan
Timor Sea
Darwin
0
200
kilometres
Northern Territory
Woodside Operator Permit
Gas Field
Oil Field

Development depends on:

- Agreement on optimal development concept
- Successful marketing of the resource
- Conclusion of fiscal certainty arrangements with Timor-Leste

Libya - exploration



60 km

Offshore prospect: top Reservoir image



Offshore 3D
BLOCK 35
BLOCK 53
100 km

Offshore

- 4 wells planned in 2007 (1 in each block)
- First well to spud end-Q1 2007

Onshore

- Murzuq and Sirte Basin
- 7-10 wells planned in 2007
- First well (B1 NC-206) currently drilling
- 800 km^2 3D planned for NC-206

Drill rig capacity secured

WOODSIDE

- Recent Deepwater rig commitments
  - Australia: Maersk B281, 3 years commencing Q2 2009, potential to share usage and costs
  - Africa: Options on Atwood Hunter cover future exploration and dev't
  - GoM: Maersk B280, 18 months commencing Q4 2008

Rig coverage for drilling programs*

	2007	2008	2009	2010
	%	%	%	%
Australia	100	95	80	60
West and North Africa	100	90	50	0
Gulf of Mexico	100	100	100	50

* - contracts include committed rig slots as well as rig options

- Risked rig contracting strategy balances
  - Long term commitments to secure rigs for firm activities
  - Trade in short-term market as required

Financial Management - 2007

WOODSIDE

- Since Nov '06 investor briefing we have monitored potential delays in the start-up of Otway and Neptune
- Major consideration – projected earnings rather than production
- Sale of Legendre will capture earnings and avoid abandonment costs

	2007 Production impact	2007 NPAT impact from prod'n losses
Otway (potential 3 mth delay)	1.2 MMboe	~ (A$30 million)
Neptune (potential 4 mth delay)	0.8 MMboe	
Legendre sale	0.7 MMboe[1]	

- Sale of Legendre will realise an after tax profit of ~A$45* million

	Net Production	Net NPAT impact
Otway, Neptune, Legendre	-2.7 MMboe	~ (A$30 million)
Gain on sale of Legendre	-	~ A$45 million
Totals	**-2.7 MMboe**	**~ A$15 million**

* - indicative, until first-half 2007 accounting completed

2007 Outlook

WOODSIDE

- November 2006 our production target for 2007 was 75-80 MMboe
- Target revised to 72-78 MMboe (6-15% increase over 2006)
- Continue focus on improving margins, no compromise in:
  - Safety
  - Environment
  - Maintenance
  - Facility integrity
  - Training
- Lift production at Enfield and Chinguetti through drilling campaign
- Start-up Otway production
- Plan to drill 21-24 exploration wells in Australia, Africa and GoM

2007 Outlook

WOODSIDE

- NWSV – prepare infrastructure for 5 train operation
- Progress Pluto LNG (target FID mid-2007)
- Browse LNG – concept selection, confirm LNG buyer interest
- Progress proposed OceanWay project opportunity
- Continue Vincent and Stybarrow construction for production in 2008
- Target first production from Neptune end-2007/early 2008
- Appraise Mauritanian opportunities to monetise assets
- Start offshore Libyan drilling campaign
- Focus on deepwater GoM; leverage contracted rig for lease entry



Appendix

21 February 2007

Year End 2006 Reserves: Overview

WOODSIDE

Woodside Share		Proved		Proved + Probable	
		YE 2006	YE 2005	**YE 2006**	YE 2005
Dry Gas	(Bcf)	**5,452**	3,526	**6,921**	4,672
Condensate	(MMbbl)	**107.1**	88.9	**144.6**	129.7
Oil	(MMbbl)	**129.3**	192.0	**221.1**	294.5
Total	(MMboe)	**1,192.8**	899.6	**1,579.9**	1,243.8

- Reserves Changes
  - Proved (1P) + 293.2 MMboe (+ 33% vs. 2005)
  - Proved + Probable (2P) + 336.0 MMboe (+ 27%)
- Reserves Replacement Ratios
  - Annual + 609% 2P (+ 544% 1P)
  - 3 Year Average (Organic)+ 285% 2P (+ 245% 1P)
  - 3 Year Average (Total) + 253% 2P (+ 218% 1P)
- Contingent Resource Change - 453.1 MMboe (- 13%)

Figure 2 – 2P Organic Reserves Replacement Ratio (3 Year Rolling Average)

WOODSIDE



2P Reserves (MMboe)
Organic RRR
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
350%
300%
250%
200%
150%
100%
50%
0%
1,214.3
1,304.1
1,303.6
1,293.9
1,243.8
1,579.9
2001
2002
2003
2004
2005
2006

Production projection – as at November 2006

WOODSIDE


MMBOE
160
140
120
100
80
60
40
20
0
Exploration
Development
Committed
Existing
2006
2007
2008
2009
2010
2011

2006 exploration drilling

WOODSIDE

Well Name	Location	Target	Result	%Equity
Doré-1	Mauritania	Oil	Unsuccessful	53.85
Claymore-1/1ST	GoM Deepwater	Gas	Gas discovery	10
Taj-1	Carnarvon	Oil	Unsuccessful	59.32
Wesson-1	GoM Shelf	Gas	Unsuccessful	38
Topaz-4	GoM Shelf	Gas	Unsuccessful	24
King of the Hill-2	GoM Shelf	Gas	Gas discovery	25
Pleiades-1	Carnarvon	Oil	Unsuccessful	59.32
Thylacine South-1	Otway	Gas	Successful appraisal	51.55
WC297-1	GoM Shelf	Gas	Unsuccessful	75
A1-NC209	Libya	Oil	Evaluation ongoing	45
BS41 B8	GoM Shelf	Gas	Gas discovery	75
A1-NC210	Libya	Oil and Gas	Gas discovery	45
Nickajack-1	GoM Shelf	Gas	Unsuccessful	100
ODC-1	Algeria	Oil	Non-commercial oil discovery	26.25
Pemberton-1	Carnarvon	Gas	Gas discovery	15.78
Powerplay-2	GoM Deepwater	Oil	Oil discovery	20
Colin-1	Mauritania	Oil	Unsuccessful	53.85
A1-NC205	Libya	Oil	Unsuccessful	45
Huntsman-1	Beagle / Canning	Gas	Unsuccessful	25.17
Xena-1	Carnarvon	Gas	Gas discovery	100
B1-NC210	Libya	Oil and Gas	Gas discovery	45
Aigrette-1	Mauritania	Oil	Non-commercial oil discovery	15
KEN-1	Algeria	Oil	Oil discovery	26.25

2006 exploration drilling

WOODSIDE

Well Name	Location	Target	Result	%Equity
Blackwater-1	GoM Deepwater	Oil	Non-commercial oil discovery	25
A1-NC206	Libya	Oil and Gas	Evaluation ongoing	45
C1-NC210	Libya	Gas	Gas discovery	45
D1-NC210	Libya	Gas	Unsuccessful	45
B1-NC206	Libya	Oil	Drilling	45
Persephone-1	Australia	Gas	Gas discovery	15.78
Pomboo-1	Kenya	Oil	Unsuccessful	30

2007 exploration drilling

WOODSIDE

Well Name	Location	Title	Target	%Equity	Commitment
Sculptor-3	Australia	WA-24-L	Gas	15.78	Discretionary
Snarf-1	Australia	WA-275-P	Gas	25	Commitment
Lady Nora-1	Australia	WA-28-P	Gas	15.78	Discretionary
Fletcher-1	Australia	WA-191-P	Oil	8.3	Commitment
2 wells	Australia	WA-370-P	Gas	50	Commitment
4 wells	Libya offshore	EPSA-4	Oil	-	Commitment
7-10 wells	Libya onshore	EPSA-3	Oil/Gas	-	Commitment/Discretionary
Terrebonne	GoM Deepwater	GC452 GC453	Oil	95	Discretionary
3 wells	GoM Deepwater		Oil	-	Discretionary
TBA	Kenya	PSC L7	Oil	30	Commitment
TBA	Mauritania	PSC C2	Oil	41.75	Commitment

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 21 FEBRUARY 2007
9:10AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE REPORTS RECORD NET PROFIT of A$1,427.0 MILLION

RECORD HIGHLIGHTS

- **Reported net profit** after tax of A$1,427.0 million was 28.9% higher than the previous year's reported profit of A$1,107.4 million.
- **Underlying net profit** after tax of A$1,395.9 million was 34.5% higher than the 2005 underlying profit of A$1,037.7 million.
- **Production** of 67.9 million barrels of oil equivalent (MMboe), 13.8% higher than 2005 (59.7 MMboe).
- **Annual revenue** of A$3,810.4 million, 38.7% higher than 2005 (A$2,746.7 million).
- **Net operating cash flow** of A$2,348.7 million, 37.0% higher than 2005 (A$1,714.7 million).
- A **final dividend** of 77 cents per share fully franked will be paid, resulting in a **record total dividend** for 2006 of 126 cents per share, fully franked (up 35.5% compared to the 2005 total dividend of 93 cents).
- **Reserves[1] additions of 336 MMboe** (net Proved and Probable) increased the organic 3 year rolling reserves replacement ratio to 285% (excluding acquisitions and divestments)

1 Reserve details are included in the Woodside 2006 Reserves Statement released to the ASX on 21 February 2007.

FINANCIAL RESULTS

The 2006 reported net profit after tax of A$1,427.0 million includes a significant item of A$31.1 million (after tax) in relation to the sale of Woodside's interest in the Kipper gas field. By comparison, the 2005 reported net profit after tax of A$1,107.4 million had included significant items which totalled A$69.7 million, comprising the sale of Woodside's interests in Blacktip gas and associated permits (A$17.8 million) and in Hardman Resources Ltd. (A$51.9 million).

Woodside's 2006 underlying net profit after tax of A$1,395.9 million was 34.5% higher than the comparable underlying profit in 2005 largely due to increased volumes and higher product prices. The underlying net profit after tax also includes the recognition of a US tax asset totalling A$49.9 million (2005: A$95.4 million).

The effective tax rate (excluding significant items) of 29.7% for 2006 was higher when compared to 27.1% recorded in 2005, mainly due to the recognition of a lower amount of US-based tax assets than in 2005.

A copy of Woodside's 2006 Financial Report and analyst presentation will be available on the company's web site (www.woodside.com.au.

All amounts are in A$ million unless otherwise stated.

	2006 A$ million	2005 A$ million	Variance %
Production volume (MMboe)	67.9	59.7	13.8
Sales volume (MMboe)	67.7	59.5	13.8
Sales revenues	3,810.4	2,746.7	38.7
EBITDAX (before significant items)	2,978.6	2,018.3	47.6
Exploration & evaluation expensed	(422.0)	(306.4)	37.7
Depreciation and Amortisation	(545.8)	(280.0)	94.9
EBIT (before significant items)	2,010.8	1,431.9	40.4
Net Finance income/(costs)	(26.2)	(8.8)	197.7
Income tax before significant items	(588.7)	(385.4)	52.8
NPAT (before significant items)	**1,395.9**	**1,037.7**	**34.5**
Significant items (post tax)			
Gain on Sale of Blacktip (WA-279P, WA-313P)	-	17.8	n.m.[1]
Gain on Sale of Hardman Resources Ltd.	-	51.9	n.m.
Gain on sale of Kipper – VIC/RL2	31.1	-	n.m.
Reported Profit (after significant items)	**1,427.0**	**1,107.4**	**28.9**
Total dividend (c.p.s. applicable to full year)	126	93.0	35.5
Effective tax rate (before significant items %)	29.7	27.1	9.5
Net operating cash flow	2,348.7	1,714.7	37.0
Gearing (%)	26.4	20.4	29.4
Long-term debt (US$M)	1,198.0	800.0	49.8

1 n.m. = not meaningful

PRODUCTION and SALES

Total production in 2006 of 67.9 MMboe was a record assisted by new production from the Enfield and Chinguetti oil fields. It was 13.8% higher than the 2005 production and was in the range of the November estimate of 67-68 MMboe. However, due to lower than expected production from the new oil fields at Chinguetti and Enfield, the final 2006 production was lower than had been anticipated at the start of 2006.

Record annual revenue from oil and gas operations of A$3,810.4 million was 38.7% higher than 2005 primarily due to higher sales volumes and stronger product prices. Woodside's average realised oil price for 2006 was A$85.43 per barrel, 17.2% higher than that of 2005 (A$72.88 per barrel).

LIFTING COSTS

Gas lifting costs increased by 29.1% to A$108.4 million. The gas lifting cost per barrel of oil equivalent at A$2.42/boe was higher than that of last year (2005: A$1.91/boe excluding Ohanet). This was largely a consequence of an unplanned shut down of NWS Train 4, which resulted in increased costs and reduced total gas production.

Oil lifting costs (net of FPSO* costs) increased 68.6% to A$128.2 million largely due to the start-up of Chinguetti and Enfield oil fields and subsea repairs at Laminaria, Wanaea-Cossack and Legendre. The unit cost/boe (net of FPSO* costs) increased to A$6.14/boe (2005: A$5.66/boe) due to one-off costs associated with subsea repairs plus the lower than anticipated production from the higher unit cost fields of Chinguetti and Enfield.

EXPLORATION

Woodside drilled 28 exploration wells in 2006, 14 of which were hydrocarbon discoveries. A further two wells were drilling at year-end (subsequent to year end both of these wells were deemed unsuccessful and all their 2006 expenditure was included in expensed exploration). This compares to 15 exploration wells drilled in 2005.

The 2006 expensed exploration and evaluation amount of A$422.0 million was 37.7% higher than 2005. The higher expense resulted from a higher overall exploration spend of A$484.9 million in 2006 compared to A$346.2 million in 2005. Higher drilling rig rates and increased demand for seismic vessels as a consequence of higher commodity prices, have also contributed to these cost increases.

* - Floating, Production, Storage and Offloading vessel

ROYALTIES, EXCISE and PRRT CHARGES

Royalties and excise charges of A$274.6 million were lower by 6.7%, primarily due to lower production/sales volumes from oil excise assets as a result of field decline (Legendre) and operating difficulties (Cossack Pioneer). Petroleum Resource Rent Tax (PRRT) of A$200.4 million was 62.5% higher due to the start-up of the Enfield oil project and higher commodity price-driven revenues.

DEBT AND GEARING

Total US$ debt at the end of 2006 was US$1,198 million in the form of bilateral loans and three 10-year US$ bonds, up US$398 million from 2005, largely due to the progress of approved growth projects. Gearing (net debt/net debt + equity) at the end of the year increased to 26.4% compared with 20.4% at the end of 2005.

DEPRECIATION, AMORTISATION & RESTORATION

Depreciation, amortisation & restoration increased to A$545.8 million primarily due to the first full-year of Gryphon production and associated depreciation plus new charges associated with the start-up projects of Chinguetti and Enfield.

NET OPERATING CASH FLOW

The record net cash from operating activities of A$2,348.7 million was 37.0% higher than that of 2005 (A$1,714.7 million), largely in response to the significantly higher revenue achieved in 2006.

FULLY FRANKED DIVIDEND DECLARED

The Board has approved the payment of a final dividend of 77 cents per share (fully franked). Together with the interim dividend of 49 cents per share (fully franked), a record total dividend of 126 cents per share for 2006 was achieved, up from the 93 cents per share (fully franked) for 2005.

The dividend of 126 cents per share for 2006 represents a payout ratio of 60.2% on the underlying profit before significant items. In 2005, the comparative payout ratio was 59.7%. The final dividend of 77 cents per share will be paid on 28 March 2007 to shareholders registered on 2 March 2007.

The Board anticipates that the 2007 interim dividend will be declared on 22 August 2007 and paid on 26 September to shareholders registered on 31 August 2007.

RESERVES

As at 31 December 2006, Proved plus Probable Reserves of 1,579.9 MMboe were 336 MMboe higher than 2005 due largely to the recognition of Pluto reserves associated with Woodside's heads of agreement (HoA) with Tokyo Gas and Kansai Electric (483.6 MMboe) and to a lesser extent the Pemberton and Persephone gas discoveries. Proved Reserves were similarly affected by Pluto (357.8 MMboe), resulting in a closing balance of 1,192.8 MMboe (293.2 MMboe higher than 2005).

The three-year rolling average Organic Reserves Replacement Ratio is 285% (Proved plus Probable, excluding acquisitions and divestments). This reduces to 253% if acquisitions and divestments are included.

Contingent Resources decreased 453 MMboe, to 3,141 MMboe (down 12.6%), primarily due to the transfer of Pluto HoA sales volumes into proved and probable reserves, the divestment of Kipper and decreases in Mauritania for Tiof, Banda and Tevet. These reductions were partially offset by additions from Xena, Chinguetti and Enfield. Should these volumes be proved or commercialised, Reserves would be increased by a significant volume.

Further detail on Reserves is in the Woodside 2006 Reserves Statement released to the ASX today.

2006 OPERATING HIGHLIGHTS

LNG

- **NWSV delivered first LNG cargo to China.** The delivery of the inaugural cargo to China in May marked the official start of a 25-year trade relationship between the Venture and its newest customer, Guangdong Dapeng LNG Company Ltd.
- **NWSV delivered its 2,000th LNG cargo.**
- **NWSV LNG HoAs with 7 Japanese customers.** The HoAs are for the supply of volumes from 2009, and represent more than 40 million tonnes to be delivered over 6-12 years. At oil prices of around US$60 these contracts represent a 15-20% increase in LNG prices over the current Japanese contracts.
- Activities were stepped-up to progress a potential **Pluto LNG** Development. A Heads of Agreement between Woodside and Kansai Electric was signed in March for the supply of between 1.75 and 2 million tonnes of LNG per year for 15 years, commencing end 2010. The project proceeded to front end engineering and design (FEED) in September, with the view to building one initial train with a capacity of 5-6 million tonnes per annum. The Pluto LNG Development received State and Commonwealth environmental approval for tank site preparation activities. The formal Final Investment Decision for the project is to be considered around mid 2007, however in December 2006 the Woodside Board approved expenditure of up to A$1.4 billion for Pluto long-lead items and site preparation works. Earth moving for the tank site preparation work started in early 2007.
- **Browse LNG** appraisal activity proceeded with the acquisition of 3D seismic (Torosa North) and the drilling of three appraisal wells (Brecknock-3, Torosa-1 and Torosa-3) to better define the gas resource that will be used in producing LNG. Concept feasibility studies commenced with two development concepts being considered, one of which is offshore-based and the other onshore-based.
- **Woodside Natural Gas Inc.** announced the OceanWay project, including the site selection. The OceanWay project is designed to facilitate sales of Woodside's equity LNG into California. In August the group submitted its US deepwater port permit application to the US Coast Guard and City of Los Angeles.

Oil & Gas

- **Chinguetti oil project produced first oil.** Chinguetti production was achieved less than 21 months after the final investment decision and less than five years after initial discovery.
- **Enfield oil project early start-up.** Production from this new oil province commenced on 24 July, considerably earlier than the planned Q4 2006 start-up.
- **Future oil production.** The US$720 million Vincent oil project (offshore Western Australia) was approved in March with production expected to start in 2008.
- **NWSV delivered its 1,000th Condensate cargo**
- To maintain focus on core assets Woodside sold its equity in the Kipper gas field.

Exploration

- **Discovery of Xena field.** The Xena discovery, 6km east of the Pluto-2 appraisal well has added contingent resources of 400 Bcf of sales gas and is a potential tie-back to a Pluto development.
- **Libya onshore drilling campaign commenced.** 7 exploration wells were drilled in the year with 5 intersecting hydrocarbons. These discoveries are encouraging, although further work is required to confirm their commercial viability.
- **Brazilian acreage farm-in.** In November Woodside acquired a 25% interest in nine exploration blocks in the Santos Basin off south-eastern Brazil. The blocks are about 180km south-east of Sao Paulo in water depths of 150 metres to nearly 1000 metres and cover 2060sqkm.
- **Discovery of Persephone field.** The field is located in WA-1-L, immediately east of the North Rankin gas field. The field has added over 100 Bcf to Woodside's proved and probable reserves.

2007 OPERATING OBJECTIVES

- Production target of 72-78 MMboe (an increase of 6-15% over 2006). Takes into account the sale of Legendre assets and potential for delay at Otway gas and Neptune oil projects.

LNG

- Progress the Pluto LNG development with a view to achieving the final investment decision target of mid-2007.
- Further appraise the Browse LNG fields through additional drilling and seismic acquisition.
- Progress the proposed OceanWay project and other LNG opportunities to access North American and European markets.
- Yesterday the Parliament of Timor-Leste voted to ratify the International Unitisation Agreement (IUA) and the treaty for Certain Maritime Arrangements in the Timor Sea (CMATS). This now provides legal and regulatory certainty for the development of the Greater Sunrise gas fields and is a significant step forward. In order to progress Sunrise we now need to focus on reaching agreement on the optimal development concept, marketing of the resource and conclusion of fiscal certainty arrangements.

Oil & Gas

- Increase production at Enfield oil project by way of seismic and a focused drilling campaign.
- Maximise Chinguetti production through seismic and further potential drilling campaigns.
- Pursue opportunities for infill drilling and operating cost reductions at our Australian oil fields.
- Maximise production from US Gulf of Mexico existing shelf assets and bring on-line new developments in a timely manner to deliver production growth.
- At Otway onshore gas plant, achieve mechanical completion and begin plant commissioning in Q2 2007.
- Target first production from Neptune oil by end-2007/early 2008.
- Appraise Mauritanian opportunities to examine options to maximise their value.
- Further appraisal of Libya onshore discoveries with a view to determining their commerciality.

Exploration

- Drill around 24 exploration wells in Australia, Africa and the Gulf of Mexico (a 23% decrease in the number of wells compared to 2006). The Company plans to spend about A$420 million on exploration in 2007, a decrease of 16%.
- Start Libyan offshore drilling end Q1/early Q2.

GROWTH PROJECTS – awaiting Final Investment Decisions (FID)

	Estimated FID	Estimated Production
Pluto	Mid-2007	End 2010
NWSV Western Flank	2008	2011
Browse	2008-2010	2012-2014
Tiof	Reviewing	Reviewing
Sunrise	Under consideration *	Under consideration *

* Waiting on fiscal certainty

Woodside Petroleum Ltd.'s 36th Annual General Meeting will be held in Perth, Western Australia on Thursday, 19 April 2007.

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 21 FEBRUARY 2007
9:10AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE RESERVES STATEMENT
31 DECEMBER 2006

HIGHLIGHTS:

- *Proved plus Probable Reserves[1] of 1,579.9 MMboe were 336.1 MMboe (27%) higher than last year, largely as a result of new bookings from the Pluto and to a lesser extent the Pemberton and Persephone gas fields.*
- *The Proved[2] plus Probable[3] Reserves increase was a consequence of new bookings of 519.9 MMboe, partly offset by downward revisions of previous estimates (117.8 MMboe). The increase in Reserves provided an Organic Reserves Replacement Ratio of 609% for 2006.*
- *Proved Reserves increased by 293.2 MMboe (net) as result of new bookings (385.5 MMboe), annual production (66.0 MMboe) and other downward revisions (26.3 MMboe), resulting in a closing balance of 1,192.8 MMboe (33% increase).*
- *The three-year rolling average Proved plus Probable Reserves Replacement Ratio, excluding acquisitions and divestments, was 285%. Inclusive of acquisitions and divestments, the ratio was 253%.*
- *Contingent Resources fell by 453 MMboe to 3,141 MMboe primarily as a result of Pluto volumes being transferred to Reserves and divestment of Kipper. These were partly offset by a significant gas discovery at Xena (WA-350-P).*
- *Woodside's Proved plus Probable Reserves-to-production ratio in 2006 was 24 years, an increase of three years over that of 2005.*
- *95% of the company's Proved Reserves have been externally verified within the past four years.*

Woodside Petroleum Ltd. today announced its updated Reserves[1] estimates as at 31 December 2006. The company's Reserves are based on its operated and non-operated interests in Australia, Africa and the United States.

Contingent Resource[4] estimates are also reported and updated for discoveries made or evaluated during 2006, including the Xena and Persephone gas fields in Australia.

Woodside is an Australian company listed on the Australian Securities Exchange and reports its hydrocarbon resource estimates using definitions and guidelines prepared by the Society of Petroleum Engineers Inc. (SPE) and the World Petroleum Congresses (WPC). In accordance with the SPE/WPC guidelines, Woodside uses crude oil price forecasts and, where applicable, individual project production sales contract terms or other financial products for the purpose of Reserve estimation. Dry Gas Reserves are reported inclusive of LPG sales products. Unless otherwise stated, all hydrocarbon resource estimates are quoted as net Woodside share.

Woodside has several processes to provide assurance for its Reserves reporting, including Woodside's hydrocarbon Reserves Policy and management process, staff competency standards and training, and external Reserves audits. The audit program is aimed at having all major Reserves bookings verified, as a minimum, at least once every four years. More than 95% of Woodside's Proved[2] Reserves have been verified by independent review within the past four years.

Stybarrow and Eskdale (WA-255-P)

Woodside's share of the combined Stybarrow and Eskdale Oil Reserves was unchanged at year end 2006, with 27.0 MMbbl Proved and 35.2 MMbbl Proved plus Probable. Development drilling has begun and the fields are expected to start production during 2008.

Africa

Chinguetti (Mauritania)

The field is governed by a production sharing contract with the Government of Mauritania and Woodside's share of Reserves was determined in accordance with this contract. The booking of Reserves under these circumstances is recognised international practice and based on the "economic interest" approach where entitlement is calculated as the ratio of Woodside's share of revenue divided by total project revenue. For Chinguetti this yielded an economic interest of approximately 42%.

Oil production began in February 2006, but reservoir performance and multi-disciplinary studies have led to a reduction of project ultimate recovery. A single development well, Chinguettti-18 was drilled in January ahead of the acquisition of four-dimensional seismic over the field in Q1 2007 which will help the next phase of development drilling proposed for late 2007.

At year end 2006, Woodside's share of Chinguetti's remaining Oil Reserves was reduced to 11.7 MMbbl (Proved), down from 33.4 MMbbl in 2005, and 21.3 MMbbl Proved plus Probable, down from 50.7 MMbbl. This includes production of 4.4 MMbbl during 2006.

Ohanet (Algeria)

Woodside has a 15% interest in the Ohanet project in Algeria (operated by BHP Billiton) which is governed by a risk services contract with Algeria's national oil company, Sonatrach. In this contract, participants agreed to develop several gas fields, provide gathering infrastructure and install a gas processing plant in return for the opportunity for cost recovery with a maximum return taken from the sale of gas-liquid by-products (LPG and Condensate). Woodside does not have any share in the sales gas delivered from the development.

As with production sharing contracts, Reserves associated with Woodside's interest in Ohanet are reported in accordance with the economic interest approach. Woodside has estimated equivalent Reserves volumes that reflect the value of this asset, using a five-year average Condensate price and an LPG price consistent with other Woodside Reserves estimations. Higher prices should not be applied to these volumes to estimate their value, as the risk service contract specifies a maximum return.

LPG has been categorised as Dry Gas[8] Reserves, consistent with Woodside Reserve definitions. Again, this does not imply any Woodside interest in the sales gas. The resulting Woodside share of Dry Gas Reserves is estimated to be 6 Bcf Proved and 7 Bcf Proved plus Probable. Woodside's share of Condensate Reserves is estimated to be 3.3 MMbbl Proved and 3.6 MMbbl Proved plus Probable. The revision in Reserves at both levels reflects revised project costs, effective production entitlement and revisions to future production forecasts.

United States of America

Neptune (Gulf of Mexico Deep Water)

Woodside share, net of royalty, of Neptune Reserves was unchanged at 13.0 MMbbl Oil and 8 Bcf Dry Gas Proved, and 19.6 MMbbl Oil and 12 Bcf Dry Gas Proved plus Probable. The Operator (BHP Billiton) advises that production is expected to begin in late 2007.

Claymore (Gulf of Mexico Deep Water)

Claymore was a gas discovery in 2006. Field development planning reached sufficient maturity to support the first reporting of Reserves with Woodside share, net of royalty, being 5 Bcf Dry Gas Proved, and 11 Bcf Dry Gas Proved plus Probable. Project sanction is planned for 2007 with first production scheduled for 2009.

Power Play (Gulf of Mexico Deep Water)

Power Play was an oil and gas discovery in 2006. Field development planning reached sufficient maturity to support the first reporting of Reserves with Woodside share, net of royalty, being 2 Bcf Dry Gas and 0.6

MMbbl Oil Proved, and 2 Bcf Dry Gas and 0.7 MMbbl Proved plus Probable. Project sanction is planned for 2007 with first production scheduled for mid-2008.

Other US fields (Gulf of Mexico Shelf Area)

Woodside's remaining hydrocarbon assets associated in the United States of America comprise 22 predominantly gas fields in the shelf area of the Gulf of Mexico. These fields are either in production or under development.

The Brazos A39 (Midway), Galveston 298 and Mustang 804 gas fields began production in 2006.

The successful exploration well, High Island 131 #2 (King of the Hill) resulted in a minor new Reserves booking while no new Reserves were booked for Breton Sound 41 #B-8. Drilling results and revisions to prior estimates at Vermilion 16/17 and Breton Sound 41 led to downward revisions. In addition, if 2006 production is considered, Woodside's share at year end 2006 of the Proved Reserves from 22 assets was 35 Bcf of Dry Gas (down from 63 bcf in 2005), 0.6 MMbbl Condensate (down from 1.0 MMbbl in 2005), and 0.5 MMbbl Oil (unchanged from 2005). Woodside's share of Proved plus Probable Reserves was 56 Bcf Dry Gas (down from 95 bcf in 2005), 0.8 MMbbl Condensate (down from 1.8 MMbbl in 2005) and 1.0 MMbbl Oil (unchanged from 2005).

Contingent Resources

Contingent Resources are those hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be technically mature and/or commercially viable.

All Contingent Resource volumes are reported at the 'Best Estimate' confidence level, net Woodside share. Gas estimates have been rounded to the nearest 100 Bcf and liquids to the nearest 1 MMbbl, appropriate for the current level of technical and/or commercial immaturity, and large volumetric uncertainty ranges associated with this type of estimate.

At 31 December 2006, Woodside's share of Contingent Resources was 3,141 MMboe, based primarily on the estimated recoverable hydrocarbon volumes associated with the following key assets:

- Torosa, Calliance and Brecknock: 9,600 Bcf of Dry Gas and 145 MMbbl of Condensate, unchanged from 2005 estimates. Field appraisal and development studies are continuing.
- Sunrise and Troubadour: 2,900 Bcf Dry Gas and 123 MMbbl Condensate, unchanged from 2005 estimates. Development of these fields continues to depend on confirmation of legal and fiscal agreements between the Governments of Australia and Timor-Leste, and a market for the gas.
- Pluto: First booking of Pluto Reserves resulted in a remaining Contingent Resource of 1,200 Bcf Dry Gas and 14 MMbbl Condensate. This estimate does not incorporate the results of the recent Pluto-5 appraisal well, which is part of an ongoing appraisal program.
- Xena: Contingent Resource volumes of 400 Bcf Dry Gas and 5 MMbbl Condensate. It is expected that Xena will be developed via Pluto infrastructure.
- Tiof, Banda and Tevet (Mauritania): Combined Contingent Resource volume of 600 Bcf Dry Gas, 5 MMbbl Condensate and 40 MMbbl Oil, reduced from 2005 as a result of appraisal studies and based on an economic interest of 40%.
- Chinguetti (Mauritania): 20 MMbbl Oil, increased as a result of development studies.
- Vincent, Laverda, Stybarrow and Eskdale: Combined Contingent Resource volume of 42 MMbbl Oil and 1 MMbbl Condensate, unchanged from 2005.
- Enfield: 11 MMbbl Oil, increased as a result of development studies.
- North West Shelf: 300 Bcf Dry Gas, 17 MMbbl Condensate and 17 MMbbl Oil, a small overall increase from 2005. Some Contingent Resources were matured to Reserves on North Rankin and Perseus. The maturation was largely offset by estimate revisions due to development studies and a new booking for Persephone (31 Bcf Dry Gas and 1 MMbbl Condensate).

RESERVES OVERVIEW

(as at 31 December 2006)

WOODSIDE

'PROVED' AND 'PROVED PLUS PROBABLE' RESERVES (million barrels of oil equivalent, Woodside share, as at 31 December 2006)								
Reserves Category	**Year end 2005**	**Annual Prod.[5]**	**Changes**	**Year end 2006**	**2006 RRR[6]**	**Organic 2006 RRR[6]**	**Three Year RRR[6]**	**Organic Three Year RRR[6]**
Proved[2]	899.6	-66.0	359.2	1,192.8	544%	544%	218%	245%
Proved plus Probable[3]	1,243.8	-66.0	402.1	1,579.9	609%	609%	253%	285%

'PROVED PLUS PROBABLE' RESERVES ANNUAL RECONCILIATION BY PRODUCT (Woodside share, as at 31 December 2006)				
	Dry Gas[8] (Bcf)	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**	**Total (MMboe[12])**
Reserves (at 31 December 2005)	**4,672**	**129.7**	**294.5**	**1,243.8**
Improved Recovery[13]	-	-	-	-
Revisions of previous estimates[14]	-303	-11.6	-53.2	-117.8
Extensions and Discoveries[15]	2,761	34.9	0.7	519.9
Acquisitions and divestments	-	-	-	-
Annual Production[5]	-209	-8.4	-20.9	-66.0
Reserves (at 31 December 2006)	**6,921**	**144.6**	**221.1**	**1,579.9**

'PROVED PLUS PROBABLE' RESERVES SUMMARY BY PROJECT (Woodside share, as at 31 December 2006)				
Project	**Dry Gas[8*] (Bcf)**	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**	**Total (MMboe[12])**
North West Shelf	3,803	103.4	37.7	808.2
Pluto	2,581	30.8	—	483.6
Thylacine and Geographe	450	6.0	–	84.9
Enfield	–	–	44.1	44.1
Vincent	–	–	43.8	43.8
Stybarrow and Eskdale	–	–	35.2	35.2
Neptune (USA)	12	–	19.6	21.7
Chinguetti (Mauritania)	–	–	21.3	21.3
Laminaria and Corallina	–	–	14.7	14.7
Other USA Fields	69	0.8	1.7	14.6
Ohanet (Algeria)	7	3.6	–	4.8
Exeter and Mutineer	–	–	2.1	2.1
Legendre	–	–	0.9	0.9
Total	**6,921**	**144.6**	**221.1**	**1,579.9**

* Small differences are due to rounding to the nearest 1 Bcf.

CONTINGENT RESOURCE OVERVIEW

(as at 31 December 2006)

WOODSIDE

CONTINGENT RESOURCE ANNUAL RECONCILIATION BY PRODUCT* (Woodside share, as at 31 December 2006)			
	Dry Gas[8] (Bcf)	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**
Contingent Resources (at 31 December 2005)	**17,400**	**336**	**212**
Transfers to Reserves Category	-2,700	-28	–
Revisions of previous estimates[14] & rounding	300	1	-68
Extensions and Discoveries[15]	400	5	–
Acquisitions and divestments	-100	-3	-2
Contingent Resources (at 31 December 2006)	**15,300**	**311**	**142**

* Gas estimates have been rounded to the nearest 100 Bcf and liquids to the nearest 1 MMbbl, appropriate for the current level of technical and/or commercial immaturity, and large volumetric uncertainty ranges associated with this type of estimate.

MAJOR CONTINGENT RESOURCE PROJECTS* (Woodside share, as at 31 December 2006)			
Field(s)	**Dry Gas[8] (Bcf)**	**Condensate[9] (MMbbl)**	**Oil (MMbbl)**
Torosa, Calliance and Brecknock	9,600	145	–
Sunrise and Troubadour	2,900	123	–
Pluto	1,200	14	–
Xena	400	5	
Tiof, Tevet and Banda (Mauritania)	600	5	40
Chinguetti (Mauritania)	–	–	20
Enfield, Vincent, Laverda, Stybarrow and Eskdale	–	1	53
North West Shelf Venture	300	17	17
Other[16] and rounding	300	1	12
Total (by product)	**15,300**	**311**	**142**
Total (MMboe)	**3,141**		

* Gas estimates have been rounded to the nearest 100 Bcf and liquids to the nearest 1 MMbbl, appropriate for the current level of technical and/or commercial immaturity, and large volumetric uncertainty ranges associated with this type of estimate.

Notes:

1 "Reserves" are estimated volumes that have been demonstrated to be producible from known resources in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices and costs. Woodside reports Reserves net of the upstream (offshore) gas required for production, processing and transportation to the customer (fuel and flare gas).

2 "Proved Reserves" are those Reserves which analysis of geological and engineering data suggests, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these Reserves.

3 "Probable Reserves" are those Reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that the quantities actually recovered will exceed the sum of estimated Proved plus Probable Reserves.

4 "Contingent Resources" are those volumes associated with a hydrocarbon discovery for which implementation cannot be shown with sufficient confidence to be technically sound or commercially viable, but which could mature based on reasonable assumptions about the success of additional data gathering, improved reservoir management, a maturing technology from current research, relaxations in the market constraints and/or terms and conditions for implementing such a project. In general, there is a large degree of uncertainty associated with these volumetric estimates and they should not be assumed to necessarily represent future Reserves bookings.

5 "Annual Production" means the volumes of Dry Gas, Condensate and Oil (see Notes 8 and 9) produced during the year and converted to "MMboe" (see Note 12) for the specific purpose of Reserves reconciliation and the calculation of Annual Reserves Replacement Ratios. The Reserves Statement Annual Production differs from production volumes reported in the company's annual and quarterly reports (67.9 MMboe for 2006) due to differences in the sales product definitions and the "MMboe" conversion factors applied.

6 The term "Reserves Replacement Ratio" means Reserves change during the year, before the deduction of production, divided by production during the year. The term "Three-year Reserves Replacement Ratio" means Reserves change over the three years, before the deduction of production for that period, divided by production during the same period. The term "Organic annual Reserves Replacement Ratio" means Reserves change during the year, before the deduction of production and adjustment for acquisition and sales, divided by production during the year.

7 The term "Ultimate Recovery" means resource volumes which will ultimately be economically produced and equals production to date plus Reserves plus future own use offshore fuel and flare.

8 "Dry Gas" is defined as "C4 minus" hydrocarbon components including non-hydrocarbons. These volumes include LPG (propane and butane) resources. Dry Gas Reserves include "C4 minus" hydrocarbon components and non-hydrocarbon volumes that are present in sales products.

9 "Condensate" is defined as "C5 plus" hydrocarbon components for NWS Venture and Otway Basin fields, but is sales product for the Ohanet project.

10 "Bcf" means Billions (10^9) of standard cubic feet of gas.

11 "MMbbl" means millions (10^6) of standard barrels of oil and condensate.

12 "MMboe" means millions (10^6) of barrels of oil equivalent. In common with international practice, Dry Gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5,700 standard cubic feet of Dry Gas per 1 barrel of oil equivalent. Volumes of Oil and Condensate are converted from MMbbl to MMboe on a 1:1 ratio.

13 Reserves changes resulting from the application of improved recovery techniques and technologies.

14 Revisions representing changes in previous estimates of Reserves or Contingent Resources, either up or down, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors.

15 Additions to Reserves or Contingent Resources that result from (1) increased areal extensions of previously discovered fields demonstrated to exist subsequent to the original discovery, and (2) discovery of Reserves in new fields or new reservoirs in old fields.

16 Includes Laminaria, Corallina, Legendre North and South, Mutineer-Exeter, Jahal, Kuda Tasi, Uramu, Thylacine, Geographe, Halladale, Black Watch and Neptune.

The information contained in this Reserves Statement has been compiled by Mr Ian F. Sylvester, Chief Reservoir Engineer and full-time employee of the company. Mr Sylvester's qualifications include a Master of Engineering (Petroleum Engineering) from Imperial College, University of London, England, and more than 18 years of relevant experience. Mr Sylvester has consented in writing to the inclusion of this information in this report.

END